EXHIBIT 99.1

Commission File Number 001-31914

China Life Insurance Company Limited

2021 Environmental, Social and Governance &

Social Responsibility Report

Contents

About the Report		3

Message from Management		5

Performance highlights		7

About Us		8

Awards and Honors in 2021		9

Materiality Analysis		12

Statement by the Board of Directors		17

1.	Responsibilities of China Life	19

1.1.	Serving National Strategies	19

1.2.	Creating Premium-Quality Products	24

1.3.	Drive Scientific and Technological Innovation	29

2.	Warmth of China Life	40

2.1.	Talent Culture	40

2.2.	A Leader in Service	48

2.3.	Social Guardian	60

2.4.	Practicing on Low-carbon Development	66

3.	Accumulation for China Life	79

3.1.	Sound Governance	79

3.2.	Sustainable Governance	82

3.3.	Responsible Governance	87

Table of KPI		92

ESG Index		97

Feedback Form		102

About the Report

This report is the 15th Environmental, Social and Governance Report of China Life Insurance Company Limited (hereinafter referred to as China Life). This report aims at responding to stakeholders expectations and demonstrating its concept, actions and performance related to the environment, society, corporate governance and sustainable development.

Organizations Covered by the Report

If not specified, all data and information disclosed in the report cover China Life. Its subsidiaries are excluded.

Notes on the Data of the Report

The key financial data of this report came from the audited 2021 Annual Report of China Life Insurance Company Limited and other data from the Company’s internal documents and related statistics.

Time Range of the Report

From January 1 to December 31st , 2021, with part of the content in excess thereof.

Basis for Report Preparation

The report is prepared in accordance with Environmental, Social and Governance Reporting Guide issued by HKEX, Notice on Strengthening Listed Companies Assumption of Social Responsibility and the Shanghai Stock Exchange Guidelines on Listed Companies Environmental Information Disclosure issued by Shanghai Stock Exchange and discloses information as per Global Reporting Initiative’s (GRI) Sustainability Reporting Guidelines.

Notes on Appellation

For the convenience of expression and reading, China Life Insurance Company Limited is hereinafter referred to as China Life the Company or we. If not specified, the amount is shown in RMB (yuan).

Reporting Period

This is an annual report.

How to Obtain the Report

The report is released in the online version. You can browse and download the Simplified Chinese, Traditional Chinese, and English versions of the report at the following website:

www.e-chinalife.com

The official website of the Company (www.e-chinalife.com)

www.sse.com.cn

The website of Shanghai Stock Exchange (www.sse.com.cn)

www.hkex.com.hk

The website of HKEX (www.hkex.com.hk)

Message from Management

2021 has been a milestone in the history of the Communist Party of China (CPC) and the country. Under the strong leadership of the Central CPC Committee with comrade Xi Jinping at its core, bearing in mind the upmost interests of the nation, China Life emerged from the rigorous international situation and the global health crisis at ease. We strengthened our presence in the insurance sector to facilitate new development paradigms and gained broad recognition with active corporate social responsibility endeavors. In 2021, China Life received the Golden Bauhinia Award and Award for Best Listed Company from China Securities, and Most Respected Company in Asia (Insurance Sector) from Institutional Investors.

Committed to high-quality development, China Life has been making solid contributions to the country. In 2021, we upheld our strategies to seek gradual and steady progress and deepen reform and innovation to promote transition and upgrading and achieve new successes in high-quality development. In 2021, China Life generated a premium income of RMB 618.327 billion and a net profit of RMB 50.921 billion, sustained at historically high levels, which marks a good start of the 14th Five-Year Development Plan.

We devote every effort to the key strategies of the nation to align our growth to the big picture. In 2021, to support rural revitalization, we stationed more than 1,100 employees in villages for poverty reduction. Our rural revitalization medical insurance paid out RMB520 million to 1.37 million policy holders. The poverty prevention insurance products covered 9.68 million people. To better facilitate real economy to improve quality and enhance efficiency, we invested more than RMB2.7 trillion in real economy. To fully support coordinated regional development, we increased our investment in core regions such as the Beijing-Tianjin-Hebei Region and countries in the Belt and Road Initiative (BRI), with a total strategic investment in regional development of more than RMB1.4 trillion. In addition, we played an integral role in promoting a multi-level social security system, diversifying product offerings, piloting commercial endowment insurance projects. To pursue technological self-reliance, we gave an overhaul to the infrastructure of our core systems, such as computing, storage, database, and applications, keeping abreast of cutting-edge technologies, and remarkably improving our elastic computing and real-time processing capabilities.

As a people-oriented company, China Life believes in developing ourselves and contributing to the success of others. In 2021, we followed the concepts of people orientation, high degree of integrity and ability and dare to take responsibility to protect the rights and interests of 100,000 plus employees and support their development. As a customer-centered company, we continued to offer accessible, thoughtful, and high-quality service to customers and maintained a high customer satisfaction rate. As a charitable company, we had more than 210 volunteer teams who launched nearly 1,000 charitable activities and events. In addition, we incorporated peaking carbon emissions and achieving carbon neutrality in our development philosophy and created a climate change mitigation scheme. We defined our overall environmental goal as protecting the environment and contributing to carbon neutrality and made action plans accordingly. We took targeted measures in green investment, green sales, green operation, and green office. In 2021, we concluded a total green investment of more than RMB300 billion, a four times year-on-year, to promote high-quality, sustainable economic growth.

We make diligent efforts to improve corporate governance and carry forward our legacies. In 2021, we focused on overall development and safety as we improved our corporate governance system, holding the line against systemic financial risks. China Life has remained Class A in comprehensive risk rating for 15 consecutive quarters. Taking a long view, we defined our strategic ESG goal as building a world-class, responsible life insurance company. We made systematic plans for ESG governance and established ESG risk management systems to build a responsible brand image with actions.

Boundless is the ocean where we sail with the wind. In 2022, we are ready to make solid efforts to take on new challenges. As China strives to accomplish the second centenary goal, we will undertake our historical mission and forge ahead. We believe that opening new grounds for reform and development is the best way to greet the opening of the 20th CPC National Congress.

Performance Highlights 2021

Strategic Goal in ESG: To build a world-class and responsible life insurance company.

Environmental Goal: To ensure eco-friendly operations and contribute to the achievement of “Carbon Neutrality”.

The total premium income exceeded RMB 618.327 billion, the net profit RMB 50.921 billion and the total assets RMB 4.89 trillion.

The company maintained a Class-A rating for 15 consecutive quarters in the overall risk rating.

China Life invested more than RMB 50 million in various initiatives and projects to support rural revitalization. The medical insurance for rural revitalization reimbursed medical expenses of RMB 520 million. Poverty prevention insurance products covered a total number of 9.68 million people.

China Life’s cumulative investment in the regional economy and real economy exceeded RMB 1.4 trillion and RMB 2.7 trillion respectively. The Companys cumulative investment in the green economy exceeded RMB 300 billion, with more than RMB 50 billion added during the reporting period.

China Life newly launched and upgraded 160 products.

China Life undertook more than 200 critical illness insurance products.

The Life Insurance app of China Life reported 112 million registered users. The official WeChat platform of China Lifes head office and branches reported more than 32 million followers. The platforms handled more than 200 million online inquiries in 2021.

99.9% of long-term individual insurance was handled in a paperless way, saving a total of 3,557 tons of paper.

China Life has 101,459 employees. Female employees account for 56.63 percent.

China Life had more than 210 volunteer teams.

About Us

China Life, headquartered in Beijing, is an industry leader in Chinas life insurance industry, with a registered capital of RMB 28.265 billion. As a core member of China Life Insurance (Group) Company, the company is one of the Fortune Global 500 companies and the Worlds 500 Most Influential Brands. The company has won the trust of the society with its long history, strong strength, professional expertise, competitive advantage and a world-famous brand. It has been a pacesetter in Chinas life insurance market and is known as the mainstay of Chinas insurance industry. The predecessor of China Life was the same age as that of the People’s Republic of China.

Established in October 1949 and approved by the central government, it is one of the earliest insurance companies in China and shoulders the important responsibility as an explorer and pioneer of China’s life insurance industry. During the long-term development course, the company has fostered a stable professional management team, accumulated rich management experience, and is well versed in the domestic life insurance market. On December 17 and 18, 2003, China Life was listed in New York and Hong Kong respectively. On January 9, 2007, China Life returned to the A-share market. Since then, the company has become the first financial insurance company to be listed in New York, Hong Kong and Shanghai.

In 2021, China Life registered a premium income of RMB 618.327 billion. During the year, it comprised more than 19 thousand branches1 across the country and employed over 100 thousand persons and 890 thousand sales staff in various channels. We are the leading supplier of individual and group life insurance products and annuity products, accident insurance and health insurance in China. As of December 31st , 2021, the Companys total assets reached RMB 4.89 trillion. In the year, we provided various insurance coverage with 323 million valid, long-term individual and group life insurance policies, annuity contracts, long-term health insurance and long-term accident insurance policies, in addition to individual and group accident insurance and short-term health insurance policies and services.

1 Note: As of December 31st, 2021, the Company has more than 19 thousand branches across the country, including head office, provincial company, municipal company (central branch), branch company, business department and marketing service department.

Corporate culture

Awards and Honors in 2021

Forbes	Ranked 49th on the Forbes list of Global 2,000 Listed Companies in 2021

Fortune	Ranked 8th on Fortunes China 500 list for 2021

21st Century Business Herald	Best Life Insurance Company of Asia in 2021

Hong Kong Ta Kung Wen Wei Media Group, Beijing Association of Listed Companies, Hong Kong Chinese Enterprises Association, Hong Kong China Finance Association, Hong Kong Chinese Securities Association, Hong Kong Corporate Governance Association, and Hong Kong Securities and Investment Institute 2021 China Securities Golden Bauhinia Awards

Best Listed Company Most Investment-Worthy Listed Company during the 14th Five-Year Plan

Securities Time 2021 Ark Awards for Insurance Companies	2021 Ark Award for High-Quality Development Insurance Company 2021 Ark Award for Golden Insurance Service 2021 Ark Award for Science and Technology Progress in the Insurance Sector

Financial Times Gold Medal Award for Chinese Financial Institutions	Golden Dragon Award for Best Listed Life Insurance Company in 2021

National Business Daily 2021 China Golden Tripod Awards	Outstanding Life Insurance Company of the Year

New Fortune 3rd Best Listed Companies Awards	New Fortune Best Listed Company

China Securities Journal 2021 Golden Bull Awards for Investment of Insurance Companies	Golden Bull Award for Investment of Insurance Companies

Shanghai Securities News 12th Golden Wealth Management Awards	Top Award for Insurance Coverage Brand

Hexun.com 19th Chinas Financial Champion Awards	Influential Insurance Company of the Year Green Award for Sustainability

Caijing Magazine 2021 Evergreen Awards	Corporate Social Responsibility Award in 2011

Shanghai United Media Group & Jiemian News Top 60 ESG Pioneers in 2021	Excellent Corporate Social Responsibility Award in 2011
Sina Finance ESG Golden Awards for Chinese Enterprises in 2021	Sustainability Award in 2011
Point Finance - China Investment Network	2021 ESG Green Star

Materiality Analysis

China Life places close importance on the demands and recommendations of stakeholders and incorporates such to improve its management systems. The Company collects the expectations and appeals of stakeholders through regular communication in order to provide targeted responses.

Stakeholders	Expectations & Appeals	Mode of Communications
Government and Regulators	● Operate in compliance with laws and regulations ● Pay taxes according to laws ● Create job opportunities ● Serve the national strategy ● Prevent risks	● Work report and communication ● Participate in meetings and major activities ● Documents and special reports ● Accept supervision

Shareholders and Investors	● Create stable returns ● Improve corporate governance ● Strengthen investor relationship management ● Disclosure information in a timely, accurate and complete manner	● Shareholders meeting ● Regular announcements and roadshows ● Press conference ● Meeting of analysts ● Arrange investors and analysts to survey branches and subsidiaries

Customers	● Good faith and quality services ● Satisfactory customer experience ● Rich insurance products ● Protect legitimate rights and interests	● Smart service processes ● Survey of customers demand/satisfaction ● Service hotline ● Handling of customer complaints ● Characteristic customer activities and value-added services

Partners	● Fair competition ● Good faith and mutual benefit	● Daily informal communication ● Sign cooperation agreements ● Morning sessions and symposiums of sales agents ● Special surveys and lectures ● Survey of related parties

Employees	● Safeguard basic rights and interests ● Assurance for salary and benefits ● Occupational health and safety ● Career advancement and development ● Care for employees

●     Pay wages in full and on time

●     Congress of workers and staff

●     Employees symposiums

●     Training of employees

●     Help needy employees

●     Presidents letter box

●  Investigate the needs and satisfaction of employees

Community & Public	● Promote local employment ● Take part in public welfare programs ● Drive community economy ● Rural revitalization ● Serve peoples livelihood

●     Community communications and surveys

●     Carry out public welfare activities

●     Volunteer services

●     Disaster relief

●  Insurance for poverty alleviation, e-commerce poverty alleviation, donations for medical care

●  Develop health insurance and inclusive medical care

Environment	● Climatic changes ● Energy saving and emission reduction ● Integrated utilization of resources ● Green offices	● Publicity about environmental protection ● Disclosure of environmental information ● Public welfare activities of environmental protection ● Green buildings ● Electronic service process

Materiality principle

China Life has implemented the ESG materiality identification and assessment procedures in accordance with the requirements of HKEXs Environmental, Social and Governance Reporting Guidelines in order to understand the concerns, expectations and appeals of stakeholders on sustainable development. Through research on national macro policies, analysis of domestic and international social responsibility standards, actual corporate development strategies and plans, benchmarking performance in the industry and stakeholders interviews, China Life has identified a total of 20 ESG material issues, and assessed the 20 material issues in terms of their impact on the sustainable development of the Company and its stakeholders, before finally completing the Companys ESG materiality matrix for 2021.

Materiality Identification Process

Materiality Matrix

Quantitative principle

This report discloses quantitative data in accordance with the requirements of Environmental, Social and Governance Reporting Guidelines of the HKEX, in which the environmental data are stated with reference standards, calculation methods and parameters.

Balance principle

Based on the Environmental, Social and Governance Reporting Guidelines of the HKEX, this Report presents the Company’s performance in a fair manner to avoid causing omissions or inappropriate judgments or decisions.

Consistency principle

This report is consistent with the versions of previous years in terms of the preparation methods and the degree of information disclosure.

Statement by the Board of Directors

The Board of Directors of China Life set out “building a world-class and responsible life insurance company” as the strategic ESG goal of the Company. The Board plans to create an ESG work system with China Life’s characteristics step by step by 2025, including establishing an ESG governance scheme, improving ESG rules and systems, building an ESG risk management system, implementing ESG actions, exploring the application of digital technology in ESG management, strengthening ESG information disclosure, and enhancing industry influence and recognition.

For the purposes of regulating the ESG management mechanism of the Company, improving ESG management and protecting the rights and interests of various stakeholders, China Life has established an ESG management system with the Board of Directors as the highest body in charge, which is responsible for exercising decision-making authority over the Companys ESG strategic planning, objectives, information disclosure and material matters. The ESG Executive Committee, as the executive body under the Presidents Office for ESG deliberation and implementation, guides and implements matters related to the ESG governance, management, decision-making as well as day-to-day work of the Company. The ESG Executive Team, as the ESG working group, is responsible for implementing the specic work arranged by the ESG Executive Committee.

Based on the external socio-economic, macro environment and on the Companys development strategy, China Life conducts an annual assessment of the materiality of ESG issues, discusses and identifies the Companys risks and opportunities in ESG work, and takes the management and enhancement of key issues as an annual ESG key task. The Board of Directors reviews and confirms the results of the materiality assessment, considers the key issues as part of the Companys overall strategy development and monitors the management and performance of these issues. In 2021, the Company focused on the following ESG priorities and their progress.

ESG risk management: Build an ESG risk management system and pay greater attention to information security risks, climate change risks, corruption risks, and human capital and customer relationship management risks and talent attraction and retention.

Establishment of environmental targets: Set transparent environmental targets. Improve energy efficiency and reduce carbon emissions by making energy-saving upgrades, building green data centers, and promoting paperless work, digital office, and low-carbon investment.

Climate change mitigation: Fully identify the climate change risks and opportunities on the product side, operation side and investment side. Improve climate change mitigation by strengthening research on the correlation between insurance products and climate change, continuously promoting digital offices, and embracing responsible investment, etc.

Alignment with national strategies: Leverage our advantages in the insurance sector, promote rural revitalization, continuously support the real economy to improve the quality and efficiency, contribute to the construction of the Guangdong Hong Kong-Macao Greater Bay Area, and deepen cooperation with BRI (Belt and Road Initiative) partners.

This report provides detailed information on the progress and effectiveness of China Lifes ESG efforts in 2021 and was approved by the Board of Directors on March 24, 2022.

1.     Responsibilities of China Life

1.1. Serving National Strategies

China Life makes active moves to align its operations with the general interests of the country, fulfilling its mission in the current era. The Company leverages its advantages in the insurance sector to promote rural revitalization, and is determined to put people first and serve the real economy.

1.1.1 Promoting rural revitalization

China Life fully implemented the decisions and arrangements of the Central CPC Committee and the State Council to effectively align poverty reduction with rural revitalization. The Company coordinates resources and leverages the strength in insurance services to prevent poverty and consolidate the countrys poverty alleviation progress in a sustainable way.

In 2021, to meet the four requirements of sustainable poverty reduction, we upheld Party building to enhance our sense of mission and drive our efforts. Focusing on the five rejuvenations, we upgraded the Poverty Alleviation Insurance Program in a comprehensive way. We leveraged our strengths in the insurance sector to help establish a sustainable scheme for poverty reduction, and improved the long-term effective assistance system with one theme, two pillars, five measures, and six guarantees. The Guiding Opinions on Upgrading thePoverty Alleviation Insurance Program and Promoting Rural Revitalization (Trial) and Work Plan of China Life Insurance Company on Promoting Rural Revitalization in 2021 were developed to define key measures and long-term goals. In 2021, the whole Company assisted more than 1,000 sites for rural revitalization, making a total contribution of more than RMB 50 million. We also monitored and facilitated the completion of 116 key projects that started in 2020. For example, we donated RMB 3.66 million to Daliuhao County, Ulanqab City, Inner Mongolia Autonomous Region to fund the renovation of the e-commerce center and the maize deep processing project in Chayouhou Qi.

Drawing on our strengths in the insurance sector, we developed insurance products and services that are affordable, assessable, and useful to those who are lifted out of poverty. As of December 31, 2021, in terms of community insurance for poverty reduction, our poverty prevention products covered 9.68 million people, with total insurance coverage of RMB 0.92 trillion. As to health insurance for poverty reduction, our critical illness products paid out RMB 2.6 billion of medical expenses to 1.67 million cases. The rural revitalization-dedicated medical insurance paid out RMB 520 million to 1.37 million cases.

2022 Rural Revitalization Plan

➣

Continuously upgrading the Poverty Alleviation Insurance program. Enhancing financial well-being monitoring and assistance mechanisms for those who are lifted out of poverty. Identifying those who are likely to return to poverty and offer early intervention and early assistance.

➣	Drawing on our advantages in the insurance sector to improve the quality and expand the coverage of the critical illness insurance + commercial insurance package.

➣

Continuously designing targeted insurance products for rural revitalization and special groups who are lifted out of poverty. Vigorously developing rural life insurance, and rural endowment and health insurance. Expanding the coverage of inclusive insurance.

➣

Vigorously promoting high-quality economic development in counties. Promoting the development of counties and villages with high-quality financial services. Satisfying the insurance needs of rural residents and farmers. Contributing to socioeconomic development in counties and the improvement of people’s livelihood.

➣

Focusing on the “three autonomous regions and three autonomous prefectures”, Daliuhao Town in Ulanqab, Inner Mongolia, and other key areas needing poverty reduction, to carry out charitable programs and projects. Continuously supporting poverty reduction and education in these key areas.

To better contribute to the rural revitalization strategy, China Life continues to implement the “Beautiful County, Happy Village” program. The Company initiated the “County Brand Communication Program”, “County Workplace Upgrade Program”, County Awareness Incentives Program to support high-quality and high-efficiency county development, create an enjoyable workplace, and better reward our employees. These efforts will not only improve the brand image of China Life but also provide our employees with a better workplace and higher income.

Releasing the Beautiful County, Happy Village PR videos

PR videos titled Beauty of Grandness, Beauty of Love, and Beauty Technology were released to showcase how China Life improved efficiency with technology and inspired customers with service in various scenarios. The videos were intended to spur more people to contribute to rural development and fulfill social responsibility.

Continuing with the China Life Best Insurance Model Villages and Towns

Guiding sub-branches in villages and towns to utilize insurance to contribute to local social security systems, public welfare, rural revitalization, socio-economic development, and the standard of living of the people.

Building model sub-branches in rural areas

To further improve brand image and service quality, China Life initiated a workplace standardization plan for county-level operations, especially sub-branches in villages and towns, to better equip grass-roots sub-branches to serve rural residents and promote rural revitalization.

1.1.2 Focusing on national strategies

China Life has been resolutely carrying out the major decisions and deployments of the Central CPC Committee. As of December 31, 2021, the Company invested more than RMB 1.4 trillion and RMB 2.7 trillion in the regional economy and real economy respectively. In recent years, the Company has focused on major national projects to continuously expand the role of insurance capital in the real economy, which began to show results.

China Life adhered to new development concepts, focused on national strategies, supported the Guangdong Hong Kong-Macao Greater Bay Area, and grabbed the strategic opportunities brought by the the Belt and Road and Healthy China. The Company actively enhanced cooperation and exchange opportunities to support local reform and innovation, industrial agglomeration, and urban governance. In 2021, China Life strengthened research into the insurance markets in the Guangdong Hong Kong-Macao Greater Bay Area, Beijing-Tianjin-Hebei Area, the Changjiang River Economic Belt, China Western Development, and Revitalization of Northeast China. The Company leveraged its strengths as a comprehensive platform to contribute to social management and peoples livelihood, and facilitate connectivity with innovative products and services.

Supporting Guangdong Hong Kong-Macao Greater Bay Area

Enhancing insurance service capabilities

●   Focusing on building a first-class bay area and a world-class megalopolis. Contributing to the connectivity infrastructure in the Greater Bay Area based on its own characteristics.

●   Actively improving and integrating into the synergistic development of cross-border financial business. Promoting the development of cross-border medical insurance and critical illness insurance.

●   Support the construction of the Guangdong-Macao In-Depth Cooperation Zone, Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone, etc.

Offering financial support as a strong comprehensive platform

●   Actively implementing the insurers fund flowing into Guangdong strategy, deepening operations in the Greater Bay Area.

●   Supporting major infrastructure projects, strategic industries, and green industries.

●   The stock of investment at approximately RMB 150 billion; investing another RMB 50 billion within the year.

Participating in social management and focusing on people’s livelihood

●   Actively engaged in critical illness insurance for urban and rural residents. Undertake critical illness insurance plans in 6 cities in the Greater Bay Area, namely Guangzhou, Foshan, Jiangmen, Zhuhai, Dongguan and Zhaoqing, covering approximately 17.6 million people.

●   Actively participating in pilot long-term care insurance projects and entrusted management health insurance projects. Being entrusted to provide service for the long-term care insurance project in Guangzhou, offering appraisal and handling for 3.83 million policy holders. Being entrusted to manage 25 health insurance projects in seven cities. Undertaking supplemental health insurance projects such as Suisuikang in Guangzhou, and Borderless Love in Zhuhai.

Boosting connectivity with innovative products and services; committed to building an insurance ecosystem in the Greater Bay Area

●   Creating a product system with our own characteristics to improve the competitiveness of our innovative products in the Greater Bay Area. Developing four products specially designed for the Greater Bay Area, such as the China Life in Guangdong-Hong Kong-Macao Greater Bay Area -Long-term Critical Illness Insurance Exclusive to Shenzhen.

●   Creating a cross-border insurance service platform to expand innovation in services, boosting connectivity, and providing easy services for cross-border insurance customers.

●   The Guangdong branch has 20 city-level sub-branches, 1,145 county-level sub-branch or below, 107 service counters, and 5,860 employees. In addition, the Company has more than 70,000 sales and service representatives to offer customers professional, efficient, and warm services.

The Belt and Road

China Life launched a special expansion plan for foreign labor and business travel insurance to satisfy the needs for risk management of enterprises that dispatch employees overseas. As of December 31, 2021, our life insurance products covered the overseas operations of more than 90 Chinese enterprises spanning 50 BRI countries, with total insurance coverage of RMB 4 billion. In addition, to support the overall plan of the Belt and Road, we assisted COSCO Shipping in launching the overseas projects, further extending the Maritime Silk Road eastwards.

1.2. Creating Premium-Quality Products

China Life follows the latest trends of the times and upholds new development concepts to help improve peoples livelihood. The Company has been contributing to a better-established social security system with its legacy, strengths, and leading competitive advantages in the insurance sector, promoting common prosperity for all.

1.2.1 Diversifying product portfolio

In 2021, China Life actively participated in the construction of a multi-level social security system. Leveraging our capacity as an insurer, we played active roles in healthcare accessibility, senior benefits, rural revitalization and other areas. Professionalism and passion are our keys to ensuring a better life for the people.

As of December 31, 2021, we developed 73 new products and upgraded 87 existing products to insure customers against senior age, critical illness, accident, and medical expenses. The products cover the China Life Happiness (Premium Version) series, Xinxiang Weilai series, and Lexue Wuyou series. In addition, we developed products such as “China Life Well-being Health Wonderful Life Group Medical Insurance” to help promote policy-based health insurance.

Insurance for rural revitalization

•   To consolidate the achievements of poverty reduction and promote rural revitalization, we developed the China Life Wonderful Life Group Medical Insurance for Rural Revitalization to provide medical coverage for those who meet the requirements of national or local policies on rural revitalization.

•   In accordance with the policy, we provided comprehensive protection for specific communities. We developed seven rural revitalization products, such as China Life Group Medical Insurance for Rural Revitalization (Type A) and China Life Group Critical Illness Insurance for Rural Revitalization (Type A) to effectively contribute to rural revitalization efforts.

•   We developed the China Life Happy Benefit Dual-Coverage Insurance for county-level and rural markets, insuring policy holders against traffic accidents such as driver or passenger, major natural disasters, and other accidents.

Special commercial endowment insurance

•   We designed and developed China Life Xinxiangbao Special Commercial Endowment Insurance, featuring transparent premiums, flexible payment methods, and wide coverage. We offer a selection of investment portfolio accounts according to customer risk preferences and allow withdrawal due to critical illness or specific accidental disability.

COVID-19 insurance

•   In line with national policies to contain COVID-19, we developed products such as the China Life Health Carefree Vaccination Accident Insurance in addition to existing vaccination insurance products to help promote vaccination nationwide.

•   We included COVID-19 insurance in existing health insurance products. COVID-19 insurance is now covered by 52 critical illness products including China Life Supplementary Product: China Life Blessing Insurance for the Early Payment of Major Illnesses (the Celebration Edition), and two short-term products including the China Life Carefree Health Accident Insurance (Type A) to increase our protection against COVID-19.

Case: Launching Ceremony of Integrated Financial Ecosystem New Products

In December 2021, China Life held the launching ceremony of new integrated financial products titled New Ecosystem, New Momentum, New Life, bringing three new products to customers, namely, integrated product, Xinchebao car insurance, and insurance trust. As we strive to meet the diverse needs of customers, we follow an integrated operation strategy to help improve the quality of life of the people.

1.2.2 Contributing to a Healthy China

China Life implements the requirements of the Opinions of the CPC Central Committee and State Council on Deepening the Reform of the Medical Security System and insists on the principles of operation based on law and regulations, government-leading role, break-even with small interests and professional management as well as insurance + health to support the construction of a Healthy China.

As one of the first critical illness insurers in this industry, China Life is always dedicated to expanding insurance coverage. As of December 31, 2021, the Company has undertaken more than 200 critical illness insurance projects, covering over 350 million rural and urban residents with a cumulative compensation of nearly RMB 140 billion. It has provided an important supplement to basic medical insurance. In the 14th Five-Year Plan period, the Company will continue to actively develop critical illness insurance, urban custom insurance and other inclusive services to help all people get insured and facilitate governments in different areas to develop a tightly woven net to secure and improve living standards.

The Company emphasizes the integrated development of health services and the major business, insurance to enrich the Massive Health platform services, improve the platform functions and user experience. In 2021, the Massive Health platform of the Company saw new registrations exceeding 7.3 million throughout the year and the cumulative registrations have exceeded 26 million as the platform has served more than ten million person-times.

Critical illness insurance

•   The Company has covered more than 350 million urban and rural residents with more than 200 critical illness insurance products. In 2021, medical expenses of more than RMB 25 billion were paid out to 14 million cases.

City-specific commercial medical insurance

•   The Suisuikang project in Guangzhou was the only city-specific medical insurance product selected by the China Health Journal. The Boundless Love project in Zhuhai project won local awards for insurance reform and financial innovation and was included in the China Health Insurance Development Report (2021) published by the Chinese Academy of Social Sciences. West Lake Yilianbao in Hangzhou received extensive recognition from the community and the industry. In the “Excellent Cases of Comprehensive Innovation in Multi-level Medical Insurance” selection sponsored by the People’s Daily Health app and Health Times, five out of eight awardees were our products.

•   As of December 31, 2011, the Company has launched city-specific commercial medical insurance projects in 54 cities across 15 provinces and municipalities, covering more than 10 million people in total.

Products available to substandard applicants	• The Company developed Xinwuyou, a surgery insurance product available to substandard applicants to relieve their financial pressure.

Inclusive insurance

•   Leveraging our advantages in insurance services and brand effect, we work closely with local governments to develop inclusive insurance products such as pension insurance, family planning insurance, and women’s insurance.

•   Pension insurance: As of December 31, 2021, the Company insured more than 50 million senior citizens with total insurance coverage of RMB 2.96 trillion.

•   Family planning insurance: As of December 31, 2021, the Company insured more than 31 million people that comply with family planning regulations with total insurance coverage of RMB 1.77 trillion.

•   Womens insurance: As of December 31, 2021, the Company insured more than 10 million women in collaboration with the All-China Women’s Federation, with total insurance coverage of nearly RMB 1 trillion.

1.3. Drive Scientific and Technological Innovation

China Life continues to advance service innovation, accelerates transformation and upgrading, keeps enhancing the autonomous control of core technologies, strengthening intellectual property management and protection, insisting on science and technology self-reliance and moving towards the technology-based China Life.

1.3.1 Building an Intelligent China Life

China Life enhances constantly its digital drive as the core of the development, spares all efforts to strengthen its scientific and technological development foundation, actively promotes the digital transformation of the company and empowers high-quality development. In 2021, the Company fully innovated its scientific and technological structure and provided diversified technical support by means of available cloud services; actively constructed an integrated corporate collaboration framework, improved the data management mechanism and perfected whole-scenario customer service experience to fully promote the intelligent upgrading of operation and risk control, enabled value creation in a deep-going way and further deepened digital transformation.

The Company embraces constant technological upgrades to improve customer experience and adapt to the market. We take a customer-centric approach to accelerate innovation in online service content, quickly enhancing our digital processing capability.

•   Sales

China Life Internet of Things (IoT) covers all branch offices nationwide and creates the online digital twin of the physical workplace to realize centralized control of 240,000 electronic devices under 12 categories. The flat supply of scientific and technological resources and smooth flow of information to all national frontline workplaces help to build a corporate online collaboration system, drive the sales team to interact with customers online and create all-around social application scenarios for sales consultants.

•   Service

The direct payment of benefits is available at more than 20,000 medical institutions, serving over 6 million person-times. The Company also deepens the customer-centered swift agile product delivery mechanism, with an average of more than 40 times of technology product iteration and optimization in a day to quickly satisfy customer requirements.

•   Operation

The Company launched five intelligent model and built an intelligent claim settlement model for health insurances covering 19 key risk types under 5 categories to make the claim settlement more efficient and easier.

The Company took the following five actions to keep deepening digital transformation and enhance online platform service capability.

• Development of China Life Massive Health Platform

We continuously enrich service items, improve platform functions, and enhance user experience at the Massive Health platform, with a focus on the integrated development of healthcare and insurance. In 2021, the Massive Health platform had over 7.3 million new registrations and accumulated over 26 million registrations as the platform has served more than 10 million people.

• Upgrading service at China Life Insurance App

An online service matrix consisting of the China Life Insurance App, WeChat official account and the mini-program has become the most important service channel of the Company, truly realizing one-time authentication for any platform and one-step login to all platforms. For this reason, customers can enjoy convenient and efficient online services. The life insurance APP features stronger marketing capability, better health services and more complete business functions, so it can provide customers with an accurate, readable, easy and trustworthy service experience. In 2021, the China Life Insurance App provided 160+ services with cumulatively more than 112 million registered users. It has served more than 200 million people and the monthly active users exceed 8 million.

The Company also looks at the needs of senior users and the difficulties they experience with online services. We were the first in the industry to launch a senior mode in China Life Insurance App. This is to facilitate elder customers to read and hear services, easily select what they need and be quickly familiar with the App. As of the end of 2021, customers using the services in the version for the elderly have exceeded 7 million person-times. The degree of praise from elder customers for the online services is better than the average and the version for the elderly of the China Life Insurance App has been approved by the relevant regulator.

• Further upgrading smart teller machines

The smart teller machines at the counter of the Company are able to provide 39 frequently used self-services under 5 categories for massive customers. Customers may easily use the teller machine to securely and conveniently handle services with scanning or touching. The large font and easy operation are highly favored by elder customers. In 2021, the teller machines served person-times with a nearly 3 times growth on a year-on-year basis.

• Establishing V Life value-added service platform

V Life, our value-added service platform, supports a variety of operations on a regular basis, helping sales consultants build up connections with customers and provide a fund of value-added services for customers.

• A digital platform to empower the financial ecosystem

Based on the double-core double-focus strategic core, the Company has implemented an integrated online/offline EAC digital platform, which aggregates ecological resources, empowers production units, effectively connects enterprises, sales teams and customers to gradually establish a colorful insurance ecology. An open and win-win ecosphere based on the digital platform has enabled 3,256 standard services cumulatively, rising by 92% compared with that at the end of 2020 and accessed nearly a thousand ecological applications. Nearly 400,000 services and activities have been provided for various partners and the digital ecological services are gradually enriched.

Case: Deepening service grid construction for a technology-based China Life

The service grid independently built by China Life is an important IT infrastructure and has greatly compelled science and technology self-reliance. Nowadays, the service grid has been deeply applied in various services of China Life and stably supports the transaction call in dozens of key systems including core business, customer service and sales system to provide more stable, convenient, efficient and safer services.

The service grid replaces the centralized management style with the distributed direct-connect infrastructure mode so as to realize the distributed isolation on infrastructure. This product can effectively prevent corporate service risks due to mass communication among numerous corporate services, support hundreds of millions of concurrent service calls and ensure stable and reliable services for users. It also addresses the performance bottleneck in centralized service governance essentially. In addition, the product can encrypt the private cloud and public cloud communication information of the Company, greatly improve communication security, and realize one-button encryption and secure access to the cloud server.

Structure Chart of the Service Grid and the Uniform Management and Control View Interface

China Life actively practices science and technology self-reliance, closely follows the frontier technologies, and realizes the comprehensive architecture innovation of all core systems from the calculation, storage, database, middleware to applications, successfully reducing costs and carbon emissions. Moreover, the elastic computing and real-time processing capability have been greatly improved. Three cases of the Company were awarded the 2021 Excellent Practice Case in integration and innovative application of digital technologies by the Ministry of Industry and Information Technology.

1.3.2 Protect customers privacy and data security

China Life highlights the information security and private data protection of users and clarifies the information security management work mechanism and requirements to ensure that the data use is legal and conforms to regulations. The Company has established the cyber security and IT application commission, four specialized committees and an information security working group. It conducts a special internal information technology audit every two years for relevant risk warnings and conducts traceability audits in the event of exceptions to ensure the secure and stable operation of various technological products of the Company.

The Company always abides by the legal red line and the bottom-line value in privacy protection. In 2021, the Company revised and printed the User Information Authorization and Personal Information Protection Policy of China Life Insurance Co., Ltd., Childrens Personal Information Protection Rules of China Life Insurance Co., Ltd., Information Security Regulations of China Life Insurance Co., Ltd. and other management systems related to information security, customers privacy protection and emergency response, which are applicable to all services of the Company based on the Information Security Event Management Measures of China Life Insurance Co., Ltd. and Information Security Specifications for Employees of China Life Insurance Co., Ltd. The Company has also built and improved the defensive line of information security systems and standardized the handling procedures of information security events. If necessary, we can entrust associated companies and third-party partners (third-party service providers, agents, advertising partners, application developers, etc.) to handle users relevant information according to the description and series information protection policies of China Life and other relevant confidentiality and security measures to collect, store and use customer information in a reasonable, legal and compliant way, ensuring the security of the company’s business operating environment and user information.

China Life fully respects and protects users rights to know, select and control personal information. Users have the right to independently access, correct and delete personal information. The Company will not lease, sell or provide individuals data without the prior written consent of the user and users information is used in a reasonable and transparent way only with the consent of the user. When a user cancels his/her account and the statutory retention period expires, the Company will delete or process the users personal information anonymously and make users truly feel their information protected and willing respected. In addition, the Company has passed the information security management system certification, conducted the 3-level security and protection assessment of the information system for all services and obtained the certificate of ISO27001 information security management system and level III certificate of secure service qualification to guarantee information security by various means and in an all-around way.

Throughout 2021, there was no major information security event at China Life.

Information Security Certificates of China Life

• Establishing a regular security mechanism

The Company customized regular security matters in key fields and conducted risk monitoring, vulnerability discovery, analysis and judgment, verification and rating, rectification and implementation without interruption with ECC as the carrier. It kept optimizing and implementing the “peacetime and wartime combining” secure operation classification standards, secure operation field duty and regular monitoring and processing of security events to guarantee information security of the Company in 24 hours.

• Creating a three-dimensional endogenous security protection system

Based on the regular information security operating mechanism, the Company has established “three defensive lines” in information security management and technologies, optimized and deepened the defensive system, formed a three-dimensional cyber security prevention and control system featuring equal attention to technologies and management, defense-in-depth and continuous optimization and realized the global security management from the operating environment, technological products to people.

Technical enhancement

To further upgrade customer information management and user privacy protection and improve information security protection capability, China Life implemented an overall layout of “big background and small front-end” at the technology level, realized an information security management mechanism featuring data unity, centralized storage, deployment and processing. The collection, storage, circulation and use of all applications, software and data are required to be conducted inside the data center to narrow information security exposures. It is also specified that production data required in work and data necessary for development, testing and other jobs must be approved, filed and filtered for sensitive information before use. These actions are to further enhance the technical defense line in information security and continuously enhance the information security control strength.

• Formulating the pre-event, in-process and post-event information security response and protection measures

Guaranteeing users data security through the information security response and protection measures in three stages: pre-event prevention, in-process response and post-event processing.

Pre-event, In-process and Post-event Information Security Response and

Protection Measures

Pre-event prevention

Strictly controlling the quality of technological products, conducting quality inspection and security tests before the products are launched and improving the security and robustness of technological products;

Enhancing routine monitoring, guaranteeing that the operating conditions of technological products can be monitored and timely discovering exceptions and generating warnings.

In-process response

Timely triggering the emergency response process in the event of exceptions, starting the linkage mechanism, ensuring that the relevant personnel can efficiently dispose of risks and timely prevent information security risk events from spreading.

Post-event processing

Conducting a comprehensive evaluation of the cause, impact and emergency measures for exceptional events, timely detecting and closing the loophole and further improving the information security management mechanism.

• Applying the security situation sensing platform

The security situation sensing platform can collectively analyze and conduct linkage disposal of various security risks and improve the quick response capability of the Company for security risks. The Company carries on research based on the hybrid cloud security governance system, effectively protects customers information and ensures their privacy data security from the perspectives of physics, network, host and application and enhances the data security protection capability of the Company.

• Introducing the adaptive security, deception defense and attack traceability systems of the host

The adaptive security, deception defense and attack traceability systems of the host can improve the in-depth defensive system and realize the transition from passive defense to active security, front asset-driven to data-driven.

• Implementing whole chain security management technologies

The Company adopts relevant technologies for the whole chain security management including background data, data transmission, front-end access and data traceability, and applies the access control technology and the encryption and de-identification technology to improve the data security of the Company. The Company uses the uniform identity management technology to realize uniform authorization, authentication, account and audit, ensuring the background data operation and maintenance security; uses the digital watermarking technology to realize the data leakage and tracking prevention; uses encryption and de-identification technology to provide remote access to office and business handling, keep the data within the system, improve the back-end data security, and implements desensitization treatment of customers sensitive information. The Company also applies for virtual numbers in customer service, surveys and other links and strictly prevents data leakage in the data transmission process.

Consolidating awareness

China Life puts forward the contingency plans for information system, basic platform and basic environment, and carries out the risk assessment for network security and contingency plan exercise for information security on a regular basis, in a bid to improve the defense line of information security awareness.

The Company organizes information security training on a regular basis to intensify the information security awareness of all employees. The network security awareness training is carried out regularly every year for all employees, and a variety of professional and technical training is organized, for example, the information security training for senior management, thematic technology sharing, and network security practical protection training. Besides, the personnel in the relevant post are regularly organized to participate in the training of certified information security professionals. Meanwhile, the Company also requires the third-party cooperating organizations to conduct information security training for relevant service personnel, so as to comprehensively consolidate and enhance the information security awareness, quality, and skills of third party service personnel.

Case: IT Service System and Attack Prevention Workshop

On December 9, 2021, the technology line of the Company held the IT Service System and Attack Prevention Workshop for 95 security personnel of the line. With the goal of improving the attack-defense confrontation capabilities of system-wide network security, this training provided targeted, practical and expansive courses such as financial technology risk management, vulnerability management, security asset management, common web vulnerability-sql injection, weak password and file upload, etc., which effectively helped the participants to establish a thinking framework for overall technological risk management and further enhance the practical security attack-defense capabilities.

1.3.3 Safeguarding patents and intellectual property rights

China Life attaches great importance to the management and maintenance of independent intellectual property rights, with strict regulations on their application and management. We have always complied with relevant laws and regulations such as the Patent Law of the Peoples Republic of China, the Anti-Unfair Competition Law of the Peoples Republic of China, the Trademark Law of the People s Republic of China, the Copyright Law of the Peoples Republic of China, and has formulated the Administrative Measures of China Life Insurance Limited for the Protection of Intellectual Property Right to continuously reinforce the management of intellectual property rights of patent, copyright and trademark, and strengthen the protection of property rights of insurance products, so as to ensure that various innovative achievements will be protected by patent in a timely, comprehensive and effective manner.

In 2021, China Life submitted a total of 110 intellectual property applications to the China National Intellectual Property Administration, State Administration for Industry and Commerce, and Copyright Protection Center of China, including 18 applications for patent, 58 applications for trademark, 24 applications for computer software copyright, and 10 applications for artwork copyright. As of December 31, 2021, China Life obtained a total of 39 new intellectual property certificates, including 21 patent certificates and 18 software copyright certificates.

2.     Warmth of China Life

2.1. Talent Culture

China Life takes a human-oriented approach to protect the rights and interests of employees, provides diverse training and exchange opportunities for employees, and creates a healthy and safe workplace to bring practical care to employees, thereby improving their enthusiasm and cohesiveness.

2.1.1 Protecting employee rights and benefits

China Life strictly abides by the laws and regulations such as the Labor Law of the Peoples Republic of China and the Labor Contract Law of the Peoples Republic of China and strictly implements the systems such as the Administrative Measures for Employee Recruitment in the Branches of China Life Insurance Co., Ltd. and the Measures for Employee Management in the Branches of China Life Insurance Co., Ltd. to enter into labor contracts with employees according to law and based on the principle of fair employment, as well as to protect the legitimate rights and interests of employees. Besides, China Life strives to eliminate the discrimination regarding gender, ethnicity, religion, age, etc. in all forms with respect to talent recruitment, salary and benefits, employee training, and career development, insisting on equal pay for equal work, and opposing child labor and forced labor, thus guaranteeing labor diversification. As of December 31st, 2021, China Life had 101,459 employees with labor contracts, among which female employees accounted for 56.63%, and minority employees accounted for 6.39%.

Democratic management

The trade unions at all levels of China Life continuously strengthen the role of employee congresses, and actively implement the democratic management and supervision of employees, in a bid to comprehensively protect employees’ democratic rights. In 2021, China Life held the fourth, fifth and sixth temporary employee congresses of the third session of the whole system in online mode, and held the ninth employee congresses of the head office of the second session on the spot to take concrete steps to advance the democratic management of enterprises. As of December 31st, 2021, the employee congress of China Life covered 100% of the employees.

Protecting the rights and interests of female employees

Under the organization and leadership of the female employee committees of trade unions at all levels of the system, and following the principle of enhancing the happiness of female employees, the Company has made all efforts to improve the protection of the rights and interests of female employees, coordinate the allocation of special funds for female employees, and enrich the construction of the cultural life of female employees. In 2021, the Company continuously promoted the signing of special collective contracts for female employees, and coordinated the joint construction of “Female Employees’ Home” of financial trade unions and Group trade unions; the Company completed more than 300 files of female employees with difficulties, and organized the warm activities for female employees, thereby comprehensively raising the service guarantee level of female employees.

Case: Care for female employees throughout the year

In 2021, the headquarters carried out fruits picking activities on Womens Day among female employees, distributing gifts to 501 female employees; the headquarters worked with China Guangfa Bank to organize the flower arrangement activity of “fragrant flowers in flower basket for the Party in the anniversary of the founding of the Communist Party of China” for female employees; the headquarters organized the wool weaving and donation activity of Everlasting Love Campaign; besides, the headquarters cooperated with Women of China in the public welfare project to complete the renovation of the nursing room for female workers.

Branches across the country also organized a variety of colorful activities for female employees, such as the female employee birthday party in Beijing Branch, the “Embracing the grassland” long walk activity for female employees in Xinjiang Branch, the photo contest for female employees in Hebei Branch, skillful knitting competition for female employees in Shanghai Branch, etc.

2.1.2 Supporting employee development

With emphasis on talent development, China Life revised the Administrative Measures for Job Grade System in Headquarters of China Life Insurance Co., Ltd. and Administrative Measures for Investment Job Grade of China Life Insurance Co., Ltd. (Trial) as well as other systems to ensure the career development channel for employees.

China Life adopts a market-based compensation mechanism to provide employees with competitive compensation in the industry. The Company implements hierarchical and classified management and differentiated performance appraisal policies for personnel at all levels of branches according to the Administrative Measures for Employee Performance in Branches of China Life Insurance Co., Ltd., in order to realize the reasonable salary distribution for employees. Meanwhile, the Company sets performance appraisal objectives linked to variable salaries for all employees/non-sales front-line employees and management, as well as makes differentiated payments according to the achievement of performance appraisal objectives.

Case: China Life actively carried out various online learning activities

In 2021, China Lifes’ all business lines as well as branches closely cooperated and widely carried out various thematic education activities under the help of China Life E-learning, E-School (mobile learning system) and external training resources including China E-learning Academy for Leadership and Insurance Online University: or organizing reading activities of Case, Emergency Management System and Capacity Building Cadre Reader and 100 Years of Organizational Construction for the Communist Party of China in the whole system; establishing an online column of Training for Party Construction with 8 sub-columns and 105 courses released; releasing 5 online training classes including Online Thematic Class for “Learning and Implementing the Guiding Principles of the Fifth Plenary Session of the 19th Central Committee of the CPC”, Online Training Class for Thematic Education in Learning Partys History, Online Course Learning for Secrecy Publicity and Education, and so on; releasing 14 required courses for learning, such as Knowledge of Internal Control Standards, Knowledge Training for Anti-money Laundering, Knowledge Training for Preventing Illegal Fundraising and so on; holding 8 lectures for China Life, so as to timely provide various training support for the staff in the whole system, such as interpretation of hot topics, research and judgement of development trends, as well as practical skills, with more than 50,000 people learning in each lecture on average.

In accordance with several related systems including Management Measures for Staff Education and Training of China Life Insurance Co., Ltd., Management Regulations on the Annual Staff Training Plan of China Life Insurance Co., Ltd., Management Measures for Staff Education and Training Expenses of China Life Insurance Co., Ltd. (Trial) and so on, the Company established a talent training system consisting of basic theory, skill training, professional post-training and professional qualification training to constantly improve the staffs qualities and abilities.

China Life strengthened training for leaders and cadres on a continuous basis and established a training course system for management according to title levels, formulating and implementing Thematic Education and Training Program on Party Spirit for “Top Leaders” in the Whole System to strengthen the thematic education on Party spirit for leadership. The Company formulated and implemented the Cadre Education and Training System of China Life Insurance Co., Ltd. to systematically carry out the pre-job and on-job training for cadres at all levels. The training for young cadres was vigorously developed to jointly promote the work in base platform training and other aspects, comprehensively assist in the development and improvement of leadership skills for the Companys cadres, strengthen enterprise governance skills, and improve the operation level. In 2021, more than 10,000 people in the whole system participated in various training activities for the leadership of China Life.

The Company deepened and implemented the guiding principles of the Central Talent Working Conference, continuously strengthening the echelon construction of cadres and gradually improving the talent training system. Several talent training programs were organized and carried out normally, such as Base Platform, Fiery Talent, Spark Program, Spreading Wings Program and so on. Practical abilities of cadres at all levels, especially young cadres, were trained in the way of cross-level, cross-company and cross-institution secondment, so as to develop and consolidate the foundation of cadres for the Company.

China Life constantly strengthened the foundation construction of staff training and improved the education and training system, comprehensively promoting the business skills of the staff. The Company developed online and offline training assessment tools, actively promoting and applying them to improve the ability and quality assessment system. It carried out online autonomic learning activities with diversified themes to meet the learning needs of the staff at all business lines. Moreover, the Company strictly implemented the requirements of learning-time assessment while monthly following up and supervising the completion to ensure that the staff could complete all learning activities on time. As of December 31st, 2021, 99.8% of the staff in the headquarters of China Life reached the standard of learning-time assessment while 95.3% of the staff in the whole system reached the standard of learning-time assessment.

The Company cooperated with professional external training providers to strengthen its team of part-time lecturers while preparing and releasing the primary training course system for part-time lecturers by holding a primary licensing class for part-time lecturers of the staff as well as training 49 licensed lecturers for the branches. As of December 31st, 2021, the Company organized a total of 68 primary training sessions for primary part-time lecturers with 3,345 people trained.

Case: Primary licensing training for part-time lecturers of the staff

For the purpose of further strengthening the system construction of part-time lecturer training for the staff, strictly controlling the lecturer recruitment and effectively improving the professional standards for the part-time lecturer team of the staff, the Company cooperated with an external professional organization, GROWAY, to hold the Primary Licensing Training Class for Part-time Lecturers of the Staff and cultivate lecturers as well as teachers for companies at all levels.

Several ways were adopted for the training, such as practice in class, comments and feedbacks from lecturers, licensing review and certification, and so on, to ensure that people who participated in the training could truly master and skillfully apply what they had learned.

2.1.3 Continuous care for employees

China Life respects and attaches importance to the lawful rights and interests of all staff, striving to protect their rights and interests and provide them with due benefits. The Company has established a basic welfare and security system consisting of basic endowment insurance, basic medical insurance, unemployment insurance, work-related injury insurance, maternity insurance and housing provident fund, providing all staff with supplementary medical security and old-age security (supplementary pension) to ensure the implementation of all benefits.

The Company attaches importance to the occupational health rights and interests of employees, strictly abides by the Labor Law of the Peoples’ Republic of China, Regulation on Work-Related Injury Insurances, and provides physical examination for employees on a regular basis. During the pandemic period, the Company regularly distributed pandemic prevention articles to employees and encouraged employees to exercise so as to ensure the health of all employees. In order to comprehensively improve the physical health of employees, the Company conducted various activities regarding fun games, long walk, table tennis and badminton in all branches of the Company and held the sports events “Passionate China Life” series. By the time of December 31st, 2021, 12 events have been successfully held in the headquarters throughout the year, with a total of 4,810 participants and several hundred thousand participants in various activities of the Company.

China Life has actively carried out employee assistance activities and activities of the “delivering warmth of the Company to home” series. By December 31st, 2021, the whole company has offered assistance to 2,145 employees in difficulty and 348 single female employees in difficulty, with a total amount of subsidy RMB 10.49 million distributed. In addition, the Company organized a “trade union visiting families” activity among labor models. According to statistics, the Company has made visits to 126 model workers at or above the provisional level, carried out 863 special visits of village cadres for rural revitalization and distributed an amount of RMB 863 thousand subsidies. The Company has also strengthened the assistance and support of “home to workers”, including 3 of financial level, 60 of group level, 6 of Company level and 30 happy small homes for female workers, with a total of RMB 3.35 million funds allocated for co-construction.

Case: China Life Reading Club activities

China Life has organized Reading Club activities for four consecutive years on a national scale. To be specific, the activities include “reading a book, having a shelf, running a lecture, and sharing perceptions”. The activities are widely welcomed by our employees. As of December 31st, 2021, the activities involved nearly 250,000 employees. 9,056 learning sessions were organized by divisions at all levels in the Company. 1,183 employees were selected as lead readers. The activities improved the passion for reading and boosted the morale of our employees.

2.2. A Leader in Service

Adhering to the service concept of “simplicity, quality, and thoughtfulness”, China Life lamented people orientation in its operations. The Company promoted the organic integration of service and sales to provide customers with high-quality insurance services and meet their personalized needs.

2.2.1 Boosting Customer Experience

Focusing on the overall goal of “extraordinary experience”, China Life incorporated customer service into the overall development of the Company and strictly abided by Management Method for Customer Experience of China Life Insurance Co., Ltd. (Trial) to establish and improve the closed-loop management mechanism for customer experience improvement. In addition, the Company continued to build and improved the customer experience management system to enhance the customers’ sense of acquisition, happiness and security.

The Company formulated the “panorama, operation drawing and construction drawing” for customer experience and established the closed-loop mechanism of problem-discovering - problem analysis - problem-addressing - effects-validating to continuously promote customer experience. During the pandemic, by closely focusing on the changes of pandemic prevention and control, the Company improved the working mechanism and service methods and launched a number of service measures to benefit customers. For instance, the Company continuously promoted the service model of “Go to APP for the first choice, phone for the second choice and go to counter for the last choice” to optimize the remote service experience. In addition, the Company vigorously promoted intelligent reservation, self-service and “sit and enjoy” convenience service to ensure uninterrupted customer service during the pandemic. It was revealed in the survey results of third-party customers in 2021 that the overall customers praise for the Company remained at a high level.

Considerate customer communication

China Life attached high importance to customer communication. The Company continued to implement the service concept of “honesty and trustworthiness, professionalism and efficiency, customer first and extraordinary experience” and actively cultivated a service team of dedicated learners with comprehensive knowledge and excellent customer service skills.

●   The SIP (Self-service-Intelligence-Person) three-level pluralistic service model

The Customer Communication Center has established the SIP (Self-service-Intelligence-Person) three-level service model. Leveraging new technologies such as big data, intelligence, and cloud computing, customer communication is enabled at multiple platforms, including the 95519 hotlines, app, WeChat, and SMS. In 2021, the Company extended 3.078 billion times of service, with digital and intelligent service accounting for over 88.89%.

●   Comprehensively application of science and technology intelligent service

The Company attaches great importance to the application of science and technology, with energetically developing services such as electronic return visit, electronic notification, intelligent voice navigation, intelligent online service, intelligent outbound call and other services. Besides, the proportion of electronic and intelligent services on new ticket return visits exceeded 97%. In 2021, e-Bao, our online service robot, provided intelligent and manual online services for 35 service terminals such as App and Wechat, with an accuracy rate of 92% and an average daily service guide of more than 200 thousand times.

Case: 95519 hotline offered prime services for 20 years

The 95519 Customer Communication Center provides 7*24 hour online service all day throughout the year, and builds a multi-channel customer communication platform as well as improving the automatic voice service process, which greatly facilitates the rapid manual access of customers’ phones and continuously provides simple, high-quality and warm service for the people. In addition, the 95519 team usually organizes smile service training, in order to help customer service representatives create a concise and enthusiastic voice, improve the language appeal, so as to build a “good voice” image of 95519 and provide better hotline services for customers. Furthermore, it also provides the service of “senior call priority access”, which has served more than 280 thousand elderly customers in 2021.

The 95519 customer service special line provided a total of 1.186 billion telephone services in 2021. With 20 years of effort, China Life continuously improved the capacity of the 95519 hotlines:

2001	Nationwide opening of 95519 customer service hotline

2002

The opening of the short message, e-mail and letter services at one stroke broadens the single service mode of telephone; the launch of the IVR self-service voice navigation service improves the efficiency of customer self-service.

2007	“Mobile 95519” became a leading SMS platform in the insurance industry, providing customers with policy renewal payment reminders and other services.

2014	The launch of 21 telephone insurance policy services expands the scope of telephone handling services.

2015	“Micro return visit” was launched to meet the needs of customers for self-service.

2017	95519 intelligent voice navigation was launched to improve the efficiency of customer self-service. Electronic notification and electronic return visits are launched to digitize customer service.

2018	Intelligent online customer service robot e-Bao and human customer service representatives have expanded the way of mobile Internet service.

2019	The intelligent outbound call was added to enrich outbound call methods.

2020	The electronic return visit was launched to enrich return visit methods.

2021	The 95519 customer service hotline opened a digital green channel for elderly customers.

China Life’s Customer Communication Center has won the award of “the worlds best call center” issued by ICMI International Customer Management Institute three times. Since 2004, it has won many honors including the “Chinas Best Customer Communication Center” issued by industry authorities for 17 consecutive years, “the 2020 excellent service award,” “2020 top ten call center award (more than 1,000 seats),” the silver award of “Asia Pacific excellent customer service award” and Chin’ most innovative knowledge organization award” in 2021. China Life adheres to the service principle of providing excellent and considerate service and serving wholeheartedly.

Figure: Honors received by the Customer Communication Center

Easy and flexible service at the counter

China Life effected an overhaul on counter service to deliver intelligent, self-service processes and prepare sufficient seats for customers. We improved customer service satisfaction by saving the time and effort of customers. We promoted the intelligent reservation service for customers to check and make reservations via our app or WeChat public platform, so that customers will not be assembled in our branches, forced to wait for a long time. We created China Life Cloud-Based Operation to enable cross-province services and not be limited on space. Customers can go to any China Life service for their procedures without the need for a policy transfer.

Case: Special service for customers with special needs

China Life made extensive efforts to create thoughtful counter service. We upgraded the service environment and simplified service procedures in 2,500 branches nationwide and launched special services for customers with special needs. For example, we arranged service representatives to queue up for senior customers and launched the “Protect the elderly” caring activity. We added reserved seats for the elderly and equipped our branches with presbyopic glasses, blood pressure meters, wheelchairs, etc. We also provide green channels and supportive service for customers with special needs to continuously improve customer experience.

Value-Added Service for Greater Customer Privileges

In an active response to the Healthy China strategy, we pay continuous attention to the well-being of our customers. We organized a series of mass sports and fitness activities to help prevent diseases. We launched the Immunity Boost program, Jing-Mai Workout activities, 700 Health Walk fitness lectures and Workout in 100 Cities short video contest. As of December 31st, 2021, these programs and activities involved more than 22 million participants.

The Company also focuses on parent-child education. Following the latest trends in education, we upgraded our Little Painter program from a drawing competition to an aesthetic education system. We provided live-stream courses for more than 1.6 million parents and children, including Parenting at Ease, Little Speaker, Online Art Lectures, and Aesthetic Learning in Museums.

Case: Immunity Boost Program

In 2021, the Company launched the Immunity Boost program to provide customers with live-stream workout classes and health lectures, as well as personalized tips for maintaining health. The program involved nearly 10 million customers in 2021.

Publicity of “immunity enhancement” program

2.2.2 Time Limit for the Settlement of Claims

China Life insisted on providing clients who sought insurance consultation or applied for claims with concrete and considerate services. In 2021, we put online the whole underwriting process ranging from new policy application to contract signing, and actively made claims for medical insurance and all types of non-medical insurance intelligent, effectively increasing the efficiency of claims settlement services.

In 2021, China Life accumulated

•  19.11 million compensation cases, or 1 claim in less than 2 seconds;

•  Over RMB 54.6 billion for claims settlement, with an average of around RMB 150 million in indemnity to clients every day;

•  More than 6 million person-times of direct claims settlement services, with compensation, fulfilled at one-stage and immediately when clients left the court;

•  Efficient claims settlement operations whose time limit for the settlement of small claims reaches 0.13 days;

•  87 emergencies rapidly handled by prioritizing clients concerns.

Rapid Settlement

China Life cared about its clients and actively promoted the service of “One-day Settlement for Critical Illness.” Clients are eligible for claims over critical illness accessed “One-day Settlement” upon the reception of documents and enjoyed rapid settlement services once the diagnosis was issued. Claims cases whose full process had been automated accounted for 73% of the Company. The time limit for payment of claims application was 1.30 days, and for insurance payment, it was 48.4 days; the claim settlement rate was 99.15%. We provided tens of thousands of clients with simple and efficient claims settlement services in which nearly eligible 170,000 clients enjoyed “One-day Settlement for Critical Illness” immediately upon diagnosis. The compensation amounted to over RMB 7.4 billion.

Disaster Claims

China Life made a quick response to more than 80 major emergencies in 2021, including the 4.30 extreme weather in Nantong (Jiangsu), torrential rain in Henan, earthquake in Yangbi County (Dali Prefecture, Yunnan Province) and in Maduo County (Guoluo Prefecture, Qinghai), etc, with RMB 4.5715 million settled as compensation in 97 flood cases in Zhengzhou (Henan) and RMB 1.5621 million settled for 47 cases in Shanxi flood. The compensation for these two events, altogether 144 cases, reached RMB 6.1336 million.

Pandemic Claims

China Life actively promoted “contact-less services” in claims settlement. Amid the pandemic, we initiated a 7*24-hour online claim application channel through which customers could apply for claims anytime and anywhere via WeChat, China Life Insurance Apps, sales agents among other ways. At the same time, the Company launched special claims services, proactively carried out client screening and inspection, simplified claims procedures and assigned special personnel to be in charge of the processing and approval of claims related to COVID-19 so as to fasten the speed.

2.2.3 Protecting Customer Rights

China Life actively met various regulatory requirements on the protection of consumer rights, integrated the protection of consumer rights into all aspects of its corporate governance, continuously built consumer rights protection systems and mechanisms, and promoted the effective operation of various mechanisms for the protection of consumer rights. The Company installed a series of institutional rules for the protection of consumer rights such as the Administrative Measures for the Protection of Consumer Rights and Interests of China Life Insurance (Trial), further improved the Institutional Rules for the Protection of Consumer Rights and Interests for Cooperation Partners to China Life Insurance (Trial) and the Mediation and Management of Client Complaints and Disputes for China Life Insurance (Trial) and revised the Rules on the Procedures for the Consumer Rights Protection Committee and Working Committee of China Life Insurance. As the unit leading the work on customer rights protection in the Company, the Consumer Rights Protection Committee (hereinafter referred to as the “Consumer Committee”) is responsible for the overall management, organization and coordination of the Company’s consumer rights protection under the leadership of the corporate Party Committee and the Presidents Office. The Company convenes regular meetings over consumer rights protection every year to fulfill its missions. Meanwhile, the Company set up a working committee and an office under the Consumer Committee, responsible for the daily work of consumer rights protection and the implementation of various tasks related to consumer rights protection.

The Company carried out all sorts of consumer rights protection education and publicity activities to improve the awareness of consumer rights protection on a continued basis. In 2021, the Company set up a column for the popular science of financial knowledge on Life Insurance APP and a column of “Classroom on Cloud for Consumer Rights Protection Education” on the official WeChat account. Besides, the Company actively organized the education and publicity week for consumer rights protection for March 15th, and the “Month for the Popularization and Promotion of Financial Knowledge to Tens of Thousands of Households to Create Rational Investors and Financial Netizen with Good Behaviors.” A total of more than 40,000 online and offline education activities were held throughout the year, touching 150 million consumers.

Case: Education and Publicity Week for March 15th on Consumer Rights Protection

To effectively protect the legitimate rights and interests of consumers and strengthen the popularization of consumer insurance knowledge, China Life actively carried out the Project of March 15th Education and Publicity Week for Consumer Rights Protection while meeting requirements concerning disease prevention and control. The Company continuously innovated publicity and education models, conducted internal training and education as well as publicity with a focus on “One Old and One Young” while engaging the middle group into education and publicity campaigns with concrete, targeted and enriched content. An all-around education and publicity model with a wide coverage has been installed and remarkable publicity results registered.

At the same time, the Company actively leveraged online platforms and business outlets, and cooperated with local governments, social groups and media among other parties to integrate online and offline efforts, publishing a large number of original works and raising the awareness of consumers’ rights protection. The Company comprehensively carried out education and publicity campaigns of different forms, in various channels and on all fronts to enhance consumers’ sense of satisfaction and gain.

Picture: The Campaign of Financial Knowledge Popularization

China Life proactively collected client feedback, strictly observed the Measures on Customer Complaint Management for China Life Insurance, clarified specifications about the customer complaint process, enhanced the accountability, supervision and assessment mechanism for processing customer complaints, further standardized conduits for customer complaint acceptance, and bettered handled customer complaints in a regulated manner, ensuring that every client’s demands would be positively and quickly answered.

The Company earnestly fulfilled its main responsibilities and actively addressed consumer complaints and disputes. According to reports of the China Banking and Insurance Regulatory Commission (CBIRC) on consumer complaints about insurance consumption in the four quarter of 2021, the Company received a total of 11,264 complaints transferred from CBIRC in 2021 and its local offices; from the perspective of business categories of complaints, sales disputes accounted for 45.2% and claims disputes 12.4%; from the perspective of regional distribution, 30.03% of complaints were mainly concentrated in East China, 19.80% in Northeast China, and 14.29% in North China.

Process of Handling Customer Complaints
Customer Complaints

Phone calls, letters, visits, others

Complaints via phone calls Please call the customer service at 95519

Complaints via letters

Please call the customer service at 95519 to inquire about the address of the company where your policy is located

Complaints via visits Please check the nearest customer service center through the China Life Insurance App

Complaints on the China Life Insurance App

Complaint acceptance

Investigation and handling

Handling opinions

Reply to customer

Close the case

Apply to the superior unit for review in writing

Objection

For consumer complaints with clear facts and simple disputes, we will make the handling and inform the complainant within 15 days from the date of receipt; it can be extended to 30 days if the situation is complicated, and it can be extended for another 30 days if the situation is particularly complicated or for other special reasons.

The complainant can apply for verification in writing within 30 days upon receiving the decision on handling, and we will make a verification within 30 days upon receiving the application.

2.3. Social Guardian

China Life enthusiastically participated in and organized public welfare activities, fulfilled social responsibilities in poverty mitigation, provided assistance to students and the elderly, facilitated medical rescue campaigns, etc., giving full play to insurance to contribute to social stability and to be a warm insurance company.

2.3.1 Serving the Society

China Life paid active attention to social charities. Under the guidance of the Volunteer Management Measures of China Life Insurance and Regulations on Public Welfare Donations for China Life Insurance, the Company united and led young members to actively provide volunteer services, striving to build brands of public welfare projects. The Company established more than 210 volunteer service teams with more than 6,000 registered volunteers and offered volunteer services nearly 1,000 times as of December 31st, 2021. The Company participated in events to provide volunteer services more than 30,000 times. In 2021, the company donated RMB 70 million to China Life Charity Foundation.

Case: China Life with NYBO

The 2021-2022 Tournament of Autumn Season for China Life - NYBO officially kicked into the start on October 15th, 2021. China Life signed a contract with NYBO to become its exclusive title sponsor for this new season, providing insurance services and coverage for participating players and thus addressing worries of parents and coaches about young players in the game.

Case: China Life Carried out the Project of Young Painters for 11 Consecutive Years

China Life has carried out the project of Young Painters, a public welfare event, for 11 consecutive years. In 2021, the Company built a display stage for more than 2 million children’s families and invited artists and art education experts to help young painters to experience art. The Company also held many offline painting exhibitions across the nation and recommended excellent young painters to be part of CCTV’s children’s programs.

In addition, China Life launched and promoted a public welfare project of “Art Back to the Mountain” to facilitate aesthetic education and enlightenment of rural children and provide rural children with long-term and high-quality aesthetic education. Artists went to Yunnan, Gansu and other places to carry out on-the-spot teaching, and they recorded 16 art enlightenment courses to guide children to discover the beauty of rural nature. Throughout the year, China Life provided aesthetic education courses and painting materials to 5,776 students in 12 primary schools in Sichuan, Yunnan, Xinjiang and Gansu.

Case: Excellent Volunteer Team of China Life

The Volunteer Team of China Life Shenzhen Branch carried out the project “Caring for Students with Love”, a project to help students that have been organized for eight consecutive years. A total of 143 impoverished students have been funded, as of December 31st, 2021, the subsidy amounted to more than RMB 910,000. This project was selected by the Financial Work Council for CPC Central Committee into its volunteer services program.

Case: China Life’s Outstanding Young Volunteers

Han Jiao from China Life Henan Hebi Branch participated in the rescue campaign in the extreme rainstorm in Henan (July 20th) and was awarded the title of “Excellent Individual Young Volunteer in China” by the Central Committee of the Communist Youth League and the China Young Volunteer Association.

Lin Song, a salesperson from China Life Fujian Fu’an Branch, actively participated in the volunteer program of pandemic prevention and control, and won honors such as “Advanced Individual for Young Voluntary Service in the National Financial System against COVID-19” and “Outstanding Individual Award for Chinese Young Volunteers.”

2.3.2 Fighting the Pandemic

Since the outbreak of the pandemic, China Life has been actively leveraging its strengths in the insurance industry to vigorously contribute to the prevention and control of the pandemic. The Company expanded 52 long-term major disease products such as China Life Supplementary Product: China Life Blessing Insurance for the Early Payment of Major Illnesses (the Celebration Edition), and two short-term insurance products including China Life Carefree Health Accident Insurance (Type A) to cover COVID-19 infection as of December 31st, 2021. To contribute to the prevention and control of the pandemic and promote the vaccination roll-out, the Company developed and upgraded products such as “Kangyi Worry-free Comprehensive Accident Insurance for Vaccination” to cover specific abnormal reactions after COVID-19 vaccination. In 2021, its group insurance channel donated RMB 4.8285 million of a total insured amount of RMB 221.725 billion for medical and working staff on the front line in the anti-pandemic campaign; it made a donation in cash and materials of RMB 395,000 for the fight against COVID-19; 38 cases of claims related to COVID-19 were covered whose payment amount exceeded RMB 1. 6232 million.

In 2021, China Life responded quickly to COVID-19 resurrection by immediately launching its emergency plans, taking multiple measures to build a strong prevention and control network, and making every effort to ensure insurance services were in place during the pandemic. It demonstrated its assumption of responsibilities in the prevention and control campaign.

Case: Volunteers to the Front Line in Communities, the Color of Green Representing “China Life” Transformed into the Color of Red Representing Volunteers

When the pandemic hit Xi’an, Shaanxi Province, in 2021, the physical examination center of its Xi’an Branch fully mobilized its professional advantages. All of its staff turned into community volunteers and actively worked on the front line, supporting multiple nucleic acid sampling stations, guiding the masses to do self-protection, and working for many days in a row to facilitate the testing process. They collected samples for over 10,000 people, ensuring smooth progress of nucleic acid testing in Xi’an.

Party members and cadres of its Qianxian Branch in Xianyang City delivered emergency supplies such as instant noodles, disinfectants and masks to villages enlisted for rural revitalization and visited anti-pandemic personnel who stood firm in their positions. Its Yanan Branch donated the “Safe Travel” comprehensive insurance policies to more than 40,000 medical staff, public security officers, township and community workers, volunteers and other front-line anti-pandemic personnel in 13 counties and districts in the city to support the anti-COVID campaign.

2.4. Practicing on Low-carbon Development

China Life actively echoed the requirement of “Carbon Peak and Carbon Neutrality” proposed by CPC and the national government. The Company takes the initiative to propel the green transition of the economy, carrying out green operation, supporting green finance, practicing responsible investment and working with other stakeholders to cope with climate change.

Environmental Targets for China Life:

Supporting environmentally-friendly campaigns and “Carbon Neutrality”.

- Energy conservation and better resource efficiency;

- Low-carbon investment and serving the green finance;

- Digital administration and championing a low-carbon lifestyle.

2.4.1 Energy Conservation and Consumption Reduction

China Life strictly observed the Environmental Protection Law of the Peoples Republic of China, Law on Energy Conservation of the Peoples Republic of China among other laws and regulations and formulated the Interim Measures for Energy Conservation and Emission Reduction of China Life Insurance to reduce resources and energy consumption in its operation process.

As a financial service institution, the Company does not have a significant negative impact on the ecological environment and natural resources by running its main business activities. China Life actively fulfilled its environmental responsibilities and goals in 2021 and carried out energy conservation and emission reduction to contribute to “Carbon Neutrality.”

Type of Target	Specific Targets and Measures
Greenhouse Gas Emissions	• Carrying out energy conservation and emission reduction for carbon emissions of Scope 1 and Scope 2 generated in its operation process, and gradually reducing carbon emissions:

1) Establishing an energy management ledger to strengthen the daily monitoring and management of energy consumption;

2) Adopting and promoting an automatic control system in buildings to minimize energy consumption under the premise of ensuring normal work in the office;

3) Prioritizing the purchase of new energy vehicles, and gradually phasing out traditional fuel vehicles with poor energy consumption performance;

4) Actively building green data centers, renovating and optimizing data center facilities in a timely manner according to the actual production needs of the existing data centers, and adopting new technologies such as micro-modules in new data centers to continuously improve energy efficiency;

5) Enlarging the share of new energy sources in power generation such as wind, solar power, and hydroelectric power.

• For Scope 3 carbon emissions, it vigorously advocated for green office and green lifestyle, encouraging employees to reduce personal carbon footprint:

1) Carrying out low-carbon lifestyle champions and encouraging employees to reduce the use of disposable goods;

2) Improving online administration, reducing carbon emissions from business travel and commuting by introducing video conferences among other forms.

• Based on market demands, it actively carried out R&D for green finance products, and green investment and financing products, vigorously supporting the development of green industries.

Water	Strengthening water-saving publicity, encouraging the recycling of water, using water-saving appliances, and reducing water resources consumed by business operations.

Wastes	Better recycling and managing hazardous wastes and reducing the amount of non-hazardous wastes:

1) Hazardous wastes: Raising the utilization rate of electronic products, recycling wastes and reducing the amount of generated electronic waste.

2) Non-hazardous wastes: Promoting the saving of foods and opposing wastes, reducing food loss and waste, as well as the number of kitchen wastes.

Others	● E-business: Better running every link for insurance business online and in an intelligent manner.

●   Renewable energy: Transforming from conventional electricity to a higher proportion of electricity generated from renewables, and raising the share of new energy usage in electricity generation such as wind, solar power, and hydroelectric power.

Energy Conservation Transformation

Carrying out energy-conserving renovation of water and machine rooms in the headquarters buildings: replacing all together 5 high-energy-consuming water pumps and auxiliary motors to raise the efficiency of pumps and reduce the energy consumption of motors; upgrading and renovating lighting fixtures in the headquarters buildings: replacing 200 sets of 75W metal halide lamps and 40 sets of 150W metal halide lamps with 24W energy-saving lamps and 40W LED lamps, which is expected to save 14.6kWH of electricity per hour.

Green Data Center

Practicing green, intensive and circular development featuring high efficiency and low carbon, the Company referred to requirements of building national green data centers to update its equipment in a timely manner so as to ensure an optimal level for the energy consumption of its data centers. Its Shanghai Data Center was praised as the National Green Data Center in 2020. In its daily operation, the Company insisted on raising energy efficiency, advancing technology and improving management.

Green Sales

Creating an online signing platform. An online signing platform was established with quick access and the paperless signing of contracts for different sales teams as early as salesmen were engaged by the Company.

Processing electronic sales files. Building e-archives for salesmen and tracking and storing changes in their information.

Making the whole process of insurance application electronic. In the insurance application process, the Company introduced an “Intelligent Insurance Application” with a focus on two major users, clients and sales partners. It deeply developed digital, scenario-based and social insurance application services, integrating over 30 front-end and back-end digital intelligence capabilities and relying on data + AI to reconstruct the insurance application value chain, for the purpose of making the whole process of customer insurance application - underwriting - double recordings - review - policy generation and delivery paperless online and intelligent. In 2021, its paperless insurance application rate reached 99%,the number of long-term electronic insurance policies hit 3.18 million, and its annually saved paper in insurance applications surpassed 1,343 tons.

Green Operation

Continuously strengthening the application of financial technology in product R&D, financial payment and operational services among other links, and gradually transforming and upgrading conventional models such as paper-based operations. All links of preservation, claims, notification and financial payment are now fully online. The Company built an online intelligent operation system and saved 2,214 tons of paper in all aspects of its operation in 2021.

• In the step of preservation, its online self-service rate reached 88.16%, saving 1,510 tons of paper;

• In the step of claim settlement, its online settlement took over 90%, saving 104 tons of paper;

•  In the step of notification, 20.63 million pieces of e-notification from clients were obtained, replacing paper authorization letters, which reduced about an annualized 30 million paper letters, or 600 tons of paper per year based on primary calculation.

Digital Administration

The Company sped up technological innovation, fully upgraded its technological structure, effectively supported over 130,000 users working remotely, and created a socialized enterprise collaboration model for China Life. The Company provided employees and marketing partners at all levels with a whole new experience of “working on the same platform featuring multi-screen interaction and communication without boundaries”. More than 280,000 video conferences of various types throughout the whole year were supported, and 320+ million online messages were pushed in real-time.

Table: Highlights for China Life in Energy Conservation and Consumption Reduction

2.4.2 Low-carbon Investment

China Life practiced responsible investment and served the development of green finance. In 2021, the Company optimized its management system for responsible investment, enhanced research on responsible investment and strengthened its transmission and implementation in allocation intentions. The Company introduced ESG evaluation into its decision-making process for investment projects in another category and actively promoted the execution of quality projects with ecological benefits and investment returns. In the whole year, its green investment expanded by over RMB 50 billion and its accumulated green investment surpassed RMB 300 billion.

China Life Asset Management Company Limited (hereinafter referred to as “China Life Asset”), its main investment platform, continued to deepen cooperation and exchanges with international organizations such as UNPRI, formulated the Fundamental Guiding Rules for ESG/Green Investment of China Life Asset (Trial), and built on its ESG investment management system on a continued basis. China Life Asset continuously improved its management system based on a green investment list, clarified investment requirements of positive and negative investment lists, applied the rights of investors to actively spur invested companies to improve environmental performance and information disclosure, and incorporated ESG evaluation into its decision-making process for projects related to bond and equity investment. In 2021, China Life Asset further built its ESG investment team by equipping itself with professionals corresponding to different sectors including strategic research and judgment, varieties of investment, product design and risk management. It invited many leading organizations to share insights and practices about ESG and provided investment researchers with business training so that they could access experience and reference, all for the purpose of better and fully fulfilling ESG investment. China Life Asset not only jumped to early opportunities and made actively plans to promote a batch of quality green investment projects, but also initiated many industrial ESG indicators to serve as reference benchmarks for investors to practice the philosophy of ESG investment.

Name of the Invested Project	Description of Project Contents

Progressive Project for Huadian Fuxin Energy

Huadian Fuxin Energy is the only platform for the development and integration of new energy under China Huadian Corporation, and a leading enterprise of power generation by new energy in China. With an investment of RMB 2 billion, the Company became the largest strategic investor and the third-largest shareholder for Huadian Fuxin.

Equity Investment Project of Clean Energy for China Life and State Power Investment (Phase I)

It cooperated with State Power Investment, Shenzhen Yunneng Fund Management and State Power Investment Clean Energy Foundation Management to make a primary investment of RMB 6.8 billion in a limited partnership business of carbon neutrality equity (Phase I) (“Carbon Neutrality Foundation”) under State Power Investment Clean Energy that specializes in clean energy investment. Carbon Neutrality Foundation obtained CCXGF certification at the highest level (G-1), becoming the first domestic investment foundation in green and low-carbon industries to win such a green certification.

Index Name	Description of Index

China Bond-China Life Asset ESG Credit Debt Selected Index

On June 29th, 2021, China Life Asset and China Bond Appraisal Center released the first ESG bond index for domestic insurance asset management which combined the ESG evaluation system of China Bond Appraisal Center and credit research results of China Life Asset. The Company provides investors with effective information on market prices so as to practice the concept of ESG investment.

China Securities China Life Asset ESG Green Low-carbon Index 100

On November 25th, 2021, China Life Asset launched an ESG equity index, the first in the industry, which is based on ESG index R&D capabilities of China Life Asset, the ESG evaluation system of China Securities, carbon emissions of A-share listed companies and green revenue data among other parameters. The Company aimed to serve as the reference benchmark for ESG investment in the A-share market.

2.4.3 Tackling Climate Change

China Life deeply implemented strategies of “Carbon Peak and Carbon Neutrality” and conducted comprehensive climate risk evaluation and management based on suggestions made by the Task Force on Climate-related Financial Disclosures (TCFD) of the Financial Stability Board (FSB). In its established system to cope with climate change in 2021, the Company enhanced management and spotted opportunities from four perspectives, governance, strategy, risk identification, indexes and targets, completed the corporate annual climate change evaluation and drafted countermeasures for the next stage for products, operation and investment.

Risk Type	Climate Risk Factor	Risk Classification	Risk Description	Countermeasures to Risks

Physical Risks	Acute Entity Risks and Chronic Entity Risks	Product

Extreme weather caused by climate change affects human disease morbidity, mortality, and the rate of accidental injury. Climate change is changing the occurrence, intensity and periodicity of many types of climate-related events or hazards, e.g., the frequency of natural disasters such as heavy winds, heavy rains and hurricanes, and environmental changes such as long-term temperature rises. These hazards will pose a threat to the life and health of humanity. If the Company failed to pay attention to these changes timely, it would have an adverse impact on its product R&D.

The Company actively conducted data monitoring, tracked the revision and update of experience incidence data in the insurance industry, evaluated risks of changes in incidence rates and the feasibility of risk transfer via reinsurance.

Acute Entity Risks	Operation

The Company’s operation and office buildings, and data centers have been affected by the weather. Rising sea levels could lead to a higher frequency of storm surges and coastal flooding. If its premises and data centers were located in areas of high vulnerability, extreme weather events and frequent natural disasters could lead to destruction and financial loss in its working places. At the same time, it is relying more on data centers to provide clients with better services against the background of informatization. If data centers faced climate risks, the Companys information security and capabilities to provide clients with services would face greater challenges.

The Company paid attention to climate risk assessment when choosing its office locations, and tried its best to ensure that its business can be operated remotely to avoid the risks of halted operation in case the working place was out of usage. At the same time, it continuously improved the disaster recovery capability of data centers. On the existing basis, it expanded the construction of multi-active data centers in different places and continued to enhance disaster resistance of data centers, ensuring business continuity, and reducing the risk of losses of corporate data and information.

Chronic Entity Risks	Investment

The Company’s portfolio returns would be affected by financial losses if invested products or businesses were exposed to climate change, such as the damaging effects of global warming on physical infrastructure, coastal and northern communities, human health, ecosystems and fishery. If the Company invested in projects in these categories, it would suffer from financial losses.

The Company tracked changes in national climate policies and regulations in a timely manner, interpreting policies and following up with the trend. It paid attention to new industry initiatives, optimized investment portfolios, and reduced the risk of financial losses.

Transition Risks	Law and Policy	Production and Investment

Adjustment to climate change-related insurance and investment policy. As climate change becomes a severe issue, the state emphasizes that the insurance industry should set a good example in addressing climate change by taking measures such as paying more attention to the development of clean and low-carbon emerging industries in asset portfolios. If the Company failed to actively develop green insurance, alter investment strategies, and actively make adjustments, it would not be able to adapt to the national development requirements.

The Company paid timely attention to national policies and the latest regulatory requirements, interpreting major national development policies, developing green insurance, making the green and low-carbon investment, adjusting the share of investment in carbon-intensiveindustries, formulating diversified, comprehensive and responsible investment strategies, optimizing and improving management, and lowering down the risk of non-compliance.

Science and Technology	Operation

Against the background of Dual Carbon Goals, the Company is challenged by conserving more energy and reducing energy consumption in its business operation. As its business grows, it develops and applies energy-conserving and carbon-reducing technologies in operation, which would be beneficial to cut down its carbon emission, contributing to the general trend of “Carbon Peak and Carbon Neutrality.”

The Company valued energy conservation and energy consumption reduction, and put its services online and made them more intensive and intelligent via paperless operation. In the working place, we enhanced requirements for the management and control of energy consumption, further raising resource use efficiency by applying new technologies and energy-conserving lamps. The Company upgraded its online administration and file-sharing system to make OA more efficient.

Market and Reputation	Product and Operation

Clients and the market followed the Company’s performance in tackling climate change. Since coping with climate change, supporting environmental protection and pursuing sustainable development have become a global consensus, more consumers and stakeholders care about the Company’s climate action. Ignorance in this respect will result in reputation risks and untimely adjustment will lead to the loss of partially potential clients, compromising stakeholders estimation about the Company’s market value.

The Company closely followed the market and industry changes and reflected on the connection between its business and climate change constantly. It actively identified, monitored and managed risks and enriched product supplies according to regulatory requirements. From the perspective of addressing climate change, it established and maintained brand assets and trust with stakeholders. By timely disclosing corporate ESG progress, it installed an image of a responsible brand.

In 2021, the Company fully identified opportunities arising from climate change and incorporated them into daily management.

Product

Optimizing and enriching product varieties; optimizing products and services; creating a positive image by advertising for the public benefits; enhancing internal awareness of low-carbon; providing more clients with insurance services.

Operation

Taking action responding to and observing national policies and laws, including energy conservation and consumption reduction in operation; paperless administration; encouraging employees to commute by public transport; actively echoing national policies and building up its good reputation; advocating for actions to mitigate climate change, and fully participating in welfare projects against climate change.

Investment

Driving active response in society to climate change by making the investment, and contributing to the national and social transition for green and sustainable development, including grasping opportunities in areas related to green investment, adopting more responsible investment strategies and cooperating with both the government and non-profit organizations.

3.    Accumulation for China Life

3.1. Sound Governance

China Life deeply understood the development requirements of a new era, continued to improve its corporate governance structure, carried out investor communication, strengthened information disclosure, and adhered to the operation in compliance with laws and regulations.

3.1.1 Improve Corporate Governance

China Life continuously strengthened its corporate governance capabilities, improved corporate governance structure and system, and raised operational efficiency. The Company strictly observed local regulatory provisions and listing rules, continuously enhanced the information disclosure system, standardized information disclosure procedures, strengthened communication with investors, and ensured that investors, especially small and medium ones, would have equal access to corporate information. Besides, the Company strictly followed relevant rules of procedures and convened general meetings for shareholders, the board of directors and the supervisory board. In 2021, the Company held 2 general meetings of shareholders, 10 meetings of the board of directors, and 6 meetings of the board of supervisors. The Company won the award of “Best Board of Directors” for the first time at the 12th China Listed Company Investor Relations Pegasus Award Event hosted by Securities Times.

Governance framework of China Life

Communication with Investors

China Life not only effectively communicated with investors with a rigorous attitude and innovative thinking, but also strictly observed local regulations for listed companies, kept up with the pace of technological advance, constantly innovated investor communication and service methods, and continuously conducted efficient communication with the capital market with a focus on investor protection and mitigation of the negative impact of the pandemic.

Four sessions of the event were organized by China Life to release its annual, semi-annual and quarterly business performance in 2021, participated by more than 2,600 analysts and investors both online and offline. The number of online visits to event broadcasts reached 35,000. The Company organized online non-deal roadshows, and also held more than 170 online and offline meetings throughout the year together with 1,500 investors and analysts. The Company attended 46 domestic and overseas investors conferences, covering nearly 1,100 people. In addition, the Company paid attention to the protection of small and medium investors by actively responding to their inquiries and keeping close contact with investor groups via emails, telephones, and the Internet.

China Life released key corporate news and information to investors via its official WeChat account and mini-program to enhance investor relations. During the reporting period, the Company won a number of honors such as the “Progressive Award for Investor Relations” presented by the Hong Kong Investor Relations Association, and the Best Investor Activities presented by the Investor Relations Magazine for its continued progress in relations with investors. Thanks to its outstanding practice in managing relations with investors, its cases were selected into the first Collection of Cases for Investor Relations Management of the Shanghai Stock Exchange. As a result, the Company was invited to special training for directors and supervisors from listed companies held by the Beijing Association of Listed Companies to share its experience in work related to investor relations. 445 directors, supervisors, executives and staff from administrative organs of the board of directors for 203 listed companies in Beijing attended this special training, and won recognition from the Listed Companies Association of Beijing and other participants.

Enhancing Information Disclosure

China Life strictly adhered to laws, regulations, rules and self-regulatory requirements of various listing places and industries, and built a sound, effective and feasible information disclosure management system to continuously improve the quality of information disclosure, ensuring that information released is true, accurate, complete, timely and effective. Guided by investors’ concerns and making continuous efforts to improve the transparency of information disclosure, the Company has conveyed its values to the market and investors in an easy-to-understand, concise and clear manner. In 2021, the Company won the 2020-2021 A-level evaluation results for information disclosure of companies listed on the main board of the Shanghai Stock Exchange.

3.1.2   Operating in compliance with laws and regulations

China Life has always upheld compliant operations strictly in line with laws and regulations, as well as regulatory requirements and norms of CBIRC. The Company carried out an in-depth campaign for the “Year to Build up Internal Control and Compliance Management”, and clarified the responsibilities of “Three Defense Lines” for compliance management, in order to strengthen its internal control and compliance management system. Its compliance management capabilities have been improved on a continued basis.

China Life’s efforts in compliance have always been put under the leadership of the Communist Party of China. In 2019, the Company successfully incorporated provisions of Party Building into its articles of association, clarifying the leadership of the Party in corporate governance. Moreover, the Company vigorously promoted the construction of an institutional management system, continued to carry out the project of “Institutional Building, Reform and Abolishment” as a way of actively promoting the iterative update of its institutional system. The Company also strives to build a corporate management system that is effective in control, keeps pace with the times, and has a complete system, so as to make its fundamental management more efficient and effective.

3.2. Sustainable Governance

China Life has been consistently promoting the comprehensiveriskmanagementsystem, deeply intensifying efforts to improve Party conduct and clean government and strengthening supply chain management, to playits role of a ballast stonein the healthy development of the industry.

3.2.1 Comprehensive Risk Management System Construction

The Company has always been perfecting the risk management system, strengthening risk management in major fields, and continuing to innovate risk prevention and control methods. The Company has launched activities such as “Chaos Control on Life Insurance Market” and “Construction Year of Internal Control Compliance Management”, continuously improving the risk management ability, and precisely achieving target risk control in major fields. The Company is able to maintain Level-A for 15 consecutive quarters in Composite Risk Rating.

China Life continuously raises the managements’ attention to each kind of risk and strengthens the overall leadership of the Risk Management Committee. Four meetings for the Risk Management Committee have been convened around the year, which helps the resolution of these important issues one by one. The Company has been strengthening the prediction and monitoring for risks, formulating a comprehensive inspection between the overall risk management system and new regulations.

Intelligent Risk Control

Intelligent Early Warning System for Sales Risk	Intelligent sales misinformation identification system	The Preliminary Construction of a General Risk Management System

By effectively using the technology of big data, artificialintelligence, etc., the system could describe the risk characters of the salesman in multi-dimensional ways, identify high-risk personnel, point out suspicious business, prevent and solve violation risks and strengthen the effects of risk control on the salesman.

China Life promoted the full application of the intelligent sales misinformation identification system on the PC terminal + mobile terminal, for the purpose of enabling employees and sales personnel to independently query and detect various training courseware and promotional materials. The system can automatically identify and prompt illegal content, so as to achieve more timely and efficient risk prevention and control.

To build a toolbox for risk control, and achieve control in one screen. The building of risk data module and risk indicator base helps build a center for intensive risk monitoring and predicting, analyzing, early warning and management. The set-up of a closed management platform for overall risks has provided a risk management platform for the workers in the headquarters, province, city, and county. The Company has built an investment risk management database, created an investment risk management information system, and improved the level of refined investment risk management.

Preventing Illegal Fund-Raising

According to the China Life Measures for the Administration of Preventing and Disposing of Illegal Fund-Raising of China Life Insurance Co., Ltd, the Company has taken solid steps to prevent illegal fund-raising, promoted an intelligent monitoring model for illegal fund-raising in full scale, used big data analyzing technology, and built an early warning and evaluating system, to obtain targeted risk portray based on the salesmen, which locates the risk more accurately.

In 2021, China Life has deeply carried out risk culture training in multi-ways, proactively participated in the competition activity of “Come to Protect Your Money Bag” held by the ChinaBankingRegulatoryCommission. Thousands of videos were released by the whole system, with more than 1,200,000 views. Through the activity, the Company highlighted brand image and raised the publics awareness of preventing the risk of illegal fund-raising. The Company has been rewarded the Excellent Organization Award for Short Video Challenge. It has also carried out the activity of Month for Awareness of Preventing Illegal Fund-Raising, organized each agency to shoulder the responsibility, and carried out each publicity activity by closely linking to the theme of learn and use the law for you own sake, prevented and dealt with illegal fund-raising for everyone. The measures enhanced the effectiveness of the education for the public and continuously enhanced the ability to the prevention from the source.

Anti-moneyLaundering

China Life continuously implements regulatory requirements and strictly performs its duty of anti-money laundering. In 2021, by focusing on the 8 main areas, China Life has organized more than 120 times of onsite inspections, fully increased the management and control level for high-risk clients. The Company built first-class risk files for 2,081 clients, and second-class risk files for 7,573 clients. The moves have been highly recognized by regulators and the Company thus further become the demonstrated enterprise for anti-money laundering.

As for the anti-money laundering rules, China Life has been continuing to perfect the relevant rules and regulations, refine workflow and requirements, and intensify the standard ability. In the aspect of technology use, the Company has taken steps from the view of preventing and controlling major risks, actively promoted intelligent inspection and identification, built a competitive system with a visualized, automotive and intelligent analyzing process. In the aspect of publicity, the Company has proactively carried out kinds of anti-money laundering activities. In 2021, the activities had been popularized among 1,700,000 social public participants and 610,000 workers in the insurance industry.

3.2.2 Developing Anti-corruption and Integrity

The China Life has fully implemented the decisions and arrangements of the CPC Central Committee to govern the Party with strict discipline, strictly followed the internal regulations, such as The Constitution of the Communist Party of China, The Norms Regarding Intra-Party Political Life In New Situation, The Code of Integrity and Self-discipline of the CPC, and The Regulation on Party Accountability, to deeply carry out the building of upholding integrity, comply with the central Party leaderships eight-point decision on improving work conduct, and make effort to improve Party conduct, enforce Party discipline and fight corruption. The Company has been consistently improving documents on anti-corruption and anti-bribery systems. It has formulated The China Life Measures for the Administration of Complaint Reporting and Problem Clue of the Commission for Discipline Inspection (Trial), The Implementation Method for Talk Letter Inquiry Work for China Life Discipline Inspection Commission (Trial), The Measures of the Commission for Discipline Inspection on the Trial of Cases for China Life Discipline Inspection Commission (Trial), and The Regulations on Handling Employee’s Violation of Rules and Regulations of China Life, continuing to improve the ability of daily supervision and accountability.

The Company has incorporated the building of integrity into daily operation. In March 2021, it formulated and implemented the annual education work plan of Party conduct and clean government construction. In September 2021, it released The Notice on the Investigation and Rectification of Condition in the Implementation of the Eight-Point Regulations of the CPC Central Committee and organized the whole system to carry out. In October 2021, it released The Implementation Method of the Clean Government Talk on Leading Cadres of China Life (Trail) and conducted conversations with the Secretary and Deputy Secretary of the Commission for Discipline Inspection, newly appointed leaders in general departments, officers of departments, and main leaders in the provincial company. It also notified violations timely and released alerts on major holidays. In 2021, there was only one violation that happened in the Company, which, however, has been handled legally.

China Life has paid great attention to the efforts of anti-corruption culture and thematic education. In 2021, the Company has carried out the special training for anti-money laundering for the Board of Directors, supervisory board, and senior management, and also implemented the publicity and guide training for all staff with The Regulations on Handling Employee’s Violation of Rules and Regulations of China Life.

Case: Implementing Several Thematic Educations on Party Conduct and Clean Governance

China Life has consistently implemented publicity and guidance on clean governance and organized related trainings. In 2021, it has organized 18 clean governance and warning educations released 9 notifications for typical cases and set up the courses of the Eight-Point Regulations of the CPC Central Committee among the class of newly promoted leaders. It also set up the course of clean governance for young leaders and took conversations with newly promoted leaders before their arrival.

China Life has strictly followed The Rules for Handling Accusations by Disciplinary Inspection and Inspection Authorities, improved the protection for reporters, encrypted the personal information for complainants. The Company has forbidden any unit and person to investigate the reporters information privately, and any violators would be subject to serious punishment as per the Companys regulations. According to the reported clues, the Company would check the authenticity by the Letter of inquiry, preliminary verification, hold for inquiry, inquiry, and deal with these clues which have been confirmed.

3.2.3 Procurement Compliance Management

China Life has been strictly carrying out supply chain management according to the law and regulations including The Tender law of the People’s Republic of China. The Company has formulated a complete purchasing process to strictly control the quality. The Company adheres to the principle of fairness to conduct business with its suppliers honestly, continuously improves the supply chain management rules, and regulates the management of suppliers.

China Life has also extended its high attention to the suppliers ESG management and integrates the ESG evaluation criteria into the whole process of supplier screening, access, daily management and evaluation. The Company closely pays attention to the sustainable development of its suppliers and formulates The Measures for ESG and Social Responsibility Management of China Life (Trail). Based on that, the Company carried out the ESG management to the suppliers. The Company predicts the ESG risks through the domestic and foreign risk identification method such as S&P ESG industry risk research, and the projects which were identified with high risks would be reported to the ESG executive committee in regular. The related ESG certificates would be submitted with the accessing process of a supplier. The ESG performance of the information safety, occupational health and safety, and the environmental management of the supplier would be highly valued and taken as the assessment factors. We set up the mechanism for supplier withdrawal to make a sustainable supply chain and continue to implement the building of sustainable supplier development.

China Life implements risk prediction standards on centralized suppliers and reinforces the ESG risk management by considering the purchase project type and amount. The ESG Executive Committee shall regularly inspect the list of ESG purchase projects according to the standards to lower the loss of risk.

As of December 31st,2021, we have 20,941 centralized suppliers registered.

Centralized Suppliers Newly Registered in 2021

The number of centralized procurement suppliers registered	8,968

The number of centralized procurement suppliers registered in the Chinese mainland	8,964

The number of centralized procurement suppliers registered in HongKong,MacaoandTaiwan in China	2

The number of centralized procurement suppliers registered overseas	2

3.3. Responsible Governance

Based on the current ESG governance structure, we continuously enhance the effective control on key issues and improve the management rules to achieve the improvement of the ESG management.

3.3.1 ESG Strategy

Based on the long-term and solid foundation, China Life has systematically programmed the major policies and key direction, formulated the system, deeply improved the ESG governance, to make the ESG standards to be in line with international standards, regulate information disclosure, and help achieve the general strategy by improving the ESG governance. The Company has made the ESG strategy goal to be an international first-class and responsible life insurance company. Based on the ESG strategy concept of all for the people, care about life, create value, and serve the society, we have formulated the ESG & social responsibility strategy model combined with three dimensions of environment, society and governance, which relates to the country, society, industry, client, enterprise, employee and environment. The Company has formulated The ESG & Social Responsibility Strategy Plan (2021-2025), to carry out the ESG management in three phases and improve the ESG governance to the leading position in the industry.

Figure: Three phases promotion of ESG strategy

Phase III: laying a solid foundation, improving key points, continuously embracing

Phase II: fully improvement, systematically promotion, regular management

Phase I: pursuing excellence, deep integration, leading development

3.3.2 ESG Management System

Based on the current ESG governance structure, China Life has further improved the governance duties to promote the effective operation of the system. In 2021, the ESG Committee has orderly implemented the ESG governance management according to The Rules of Procedure for the China Life ESG Executive Committee.

The ESG Executive Committee is the permanent ESG review and implementation body under the President’sOffice, and the Company conducts and carries out the decisions related to the ESG governance and regular work.

Figure: China Life ESG Governance Structure

Board of Directors

Approval

Report

Presidents Office

ESG Executive Committee

ESG Secretariat

ESG Executive Team

China Life observed the listing regulations The Environmental, Social and Governance Reporting Guide and consultation document on Listing Rules released by HKEX, and Guidelines on Environmental Information Disclosure of Listed Companies in Shanghai Stock Exchange. China Life has also followed The ArticlesofAssociationof China Life, and The Rules of Procedure for the China Life ESG Executive Committee, and officially released The China Life Measure of ESG & Social Responsibility Management (Trail), to identify the management scope, communicate with stakeholders, and confirm the major of ESG issues, and clearly arrange the detailed rules for the content, scope, and process of ESG information disclosure, laying a solid foundation for implementing the ESG practice.

3.3.3 ESG Risk Management System

In 2021, China Life has established the ESG risk management system. The top five ESG risks are, information security risk, climate change risk, corruption risk, human resource risk and clients relationship risk, and talent attraction and retention risk. We have formulated a corresponding management strategy for the risks mentioned above and updated the trends timely and orderly.

3.3.4 The United Nations Sustainable Development Goals

China Life makes every effort to support the 17 United Nations Sustainable Development Goals, vigorously promotes rural vitalization, fully practices Chinas goal of “Carbon Peak and Carbon Neutrality,” intensifies scientific and technological innovation, and serves the Belt and Road Initiative. The Company interprets the responsibility of the enterprise with practical actions.

SDG	Achievement and Progress in 2021

1. No Poverty 4. Quality Education 10. Reduced Inequalities

•   The whole company carried out the rural vitalization and assistance for more than 1,000 villages, invested more than RMB 50 million, guided and tracked the completion of 116 key projects started in 2020.

•   The Company undertook more than 200 major medical insurances, covering more than 350,000,000 people with compensation of nearly RMB 140 billion, which became a major supplement for basic medical insurance.

•   The Company provided insurance for special groups such as the elderly, women and planned families. The Company offered insurance to more than 50,000,000 elder people with RMB 2.96 trillion, more than 31,000,000 people from a planned family with RMB 1.77 trillion and more than 10,000,000 women with nearly 1 trillion in cooperation with

The Women Union. • The Company organized more than 210 volunteer groups with more than 6,000 volunteers. Thousands of volunteer services were carried out with more than 30,000 persons engaged.
8. Decent Jobs and Economic Growth	• The Company promoted employment and provided decent jobs for over 100,000 employees. • The Company provided 119 hours of training on average.
9. Industry, Innovation and Infrastructure 11. Sustainable Cities and Communities 16. Peace, Justice and Strong Institutions

•  The Company provided easy and efficient intelligent claim settlement service for customers. The Company provided a one-day compensation service of diagnosis and compensation for nearly 170,000 customers who met the standard with compensation of over RMB 7.4 billion.

•  The Company carried out 54 customized commercial medical insurance projects in 15 provinces and cities accumulatively, covering more than 10,000,000 insurers.

•  The Company donated insurance for the medical staff and workers in the front line of pandemic prevention and control. The total insurance premium reached RMB 4,828,500, and the total insurance coverage reached RMB 221.725 billion.

13. Climate Change

•  Newly added green investment exceeded 50 billion, and the accumulative green investment exceeded 300 billion.

•  The paperless insurance coverage rate of personal long-term insurance business reached 99.99%; about 1,343 tons of paper were saved. The Company actively built an online intelligent operation system and saved about 2,214 tons of paper in all links of operation.

Table of KPI

Economic Performance
	2019	2020	2021
Premium Income (in RMB 100 million)	5,670.86	6,122.65	6,183.27
Total Assets (in RMB trillion)	3.73	4.25	4.89
EPS (Basic and diluted) (in RMB)	2.05	1.77	1.80
Net profits attributable to shareholders (in RMB 100 million)	582.87	502.57[2]	509.21
Claim settlement payment (in RMB million)	127,919	133,340	136,502
Number of customers for maturity benefit payment (person)	995.146	910.498	845.831
Maturity benefit payment (in RMB 100 million)	256.39	242.37	217.20

[3] Environmental Performance
	2019[4]	2020[5]	2021[6]
Gasoline consumption of the fleet (L)	4,857,044.76	20,589,331.69	17,959,731.50

2 In 2021, the company increased the capital of a wholly owned subsidiary of the company by 500 million yuan, and obtained 90.81% equity of the subsidiary. Since both parties are controlled by the group company before and after the merger, and the control is not temporary, so the merger is a merger under the same control. The company restated the financial statements of the group as of December 31st, 2020 according to the financial statements of the merged party as of December 31st, 2021 obtained on the merger date.

3 The calculations were made according to the General Principles for Calculation of Comprehensive Energy Consumption (GBT2589-2020), Baseline Emission Factors for Regional Power Grids in China for 2019 Emission Reduction Projects and 2006 IPCC Guidelines for National Greenhouse Gas Inventories.

4 The range of environmental data for 2019 includes China Life headquarter and 26 owned properties.

5 In 2020, the scope of environmental data has been extended to China Lifes entire system, covering its headquarter and 36 branches, 2 insurance research institutes, research and development center, data center and regional audit center.

6 In 2021, the scope of environmental data was the same as 2020.

*After adjustment, we retroactively updated some data in 2020.

Gas consumption(cubic meters)	3,726,442.88	5,628,108.02	6,225,082.64
Coal consumption (kg)	/	1,088,744.2	248,905.60
Diesel consumption (L)	/	604,309.24	575,546.18
Liquefied petroleum gas (kg)	/	262,592.65	440,375.95
Electric power consumption (kWh)	197,381,747.4	467,976,768.60*	551,218,573.61
Purchased thermal consumption (GJ)	/	5,825,015.22	4,564,593.37
Comprehensive energy consumption (ton of standard coal)	34,395.7	287,676.33*	252,559.85
Comprehensive energy consumption density (kg standard coal / RMB 10,000 revenue)	0.46	3.49*	2.94
Total green house gas emission (tons)	142,055.71	1,104,841.23*	1,062,662.36
- Scope I (including greenhouse gas emissions from all fuel combustion) (tons of carbon dioxide equivalent)	22,837.13	61,770.86	56,112.28
- Scope II (including greenhouse gas emissions from purchased electricity used) (tons of carbon dioxide equivalent)	119,218.58	1,043,070.36*	1,005,642.51
Greenhouse gas emission density (kg CO2 equivalent / RMB 10,000 revenue)	1.91	13.39*	12.38
Waste batteries (pieces)	69,671	673,105	646,607
Waste ink boxes (pieces)	/	111,924	111,585
Waste toner cartridges (pieces)	/	72,390	74,050
Electronic waste (tons)	/	717.59	1,097.82
Kitchen garbage (tons)	/	2,740.64	3,821.18
Other office waste (tons)	/	2,601.45	2,812.84
Total office paper consumption (tons)	3,751.28	7,072.73	4,827.09

Total office water consumption (tons)	1,867,224.09	8,702,311.3	9,840,934.36
Water use density (kg / RMB 10,000 revenue)	25.06	105.49	114.63

Social Performance
	2019	2020	2021
Number of intellectual property rights obtained by the Company		152	39
The number of new product development and upgraded product	102	237	160
Social insurance coverage (%)	100	100	100
Donate funds to China Life Charity Foundation (RMB 10,000)	/	/	7,000
The number of male staff (person)	44,155	44,336	43,998
The number of female staff (person)	58,095	58,167	57,461
The number of staff in mainland China (person)	/	102,496	101,450
The number of overseas staff[7] (person)	/	7	9
The number of senior and middle management staff[8] (person)	/	/	159
The number of general employees (person)	/	/	101,300
The number of salesmen (in ten thousand)	184.8	145.8	89
Total number of contracted employees (person)	10,250	10,1528	101,459
The number of employees aged under 35 (person)	42,110	47,953	38,494
The number of employees aged from 35 to 50 (person)	47,384	40,974	48,596
The number of employees aged over 50 (person)	12,756	13,576	14,369
The number of ethnic minority employees (person)	/	6,431	6,486
Annual employee turnover rate (%)	/	/	2.78

7Number of contract employees from Hong Kong, Macao, Taiwan and foreign countries working in the Chinese mainland.

8Definition of middle and senior management: senior managers of the head office and members of the general manager office in provincial branches, excluding the full-time secretary of the Discipline Inspection Commission.

Turnover rate of the male employee (%)	/	/	3.05
Turnover rate of the female employee (%)	/	/	2.55
Turnover rate of employees aged under 35 (%)	/	/	5.68
Turnover rate of employees aged from 35 to 50 (%)	/	/	1.09
Turnover rate of employees aged over 50 (%)	/	/	0.30
Turnover rate of employees in mainland China (%)	/	/	2.78
Turnover rate of employees overseas (%)	/	/	0
Total amount of new employees (person)	/	/	3,894
The number of work-related death [9] (person)	/	/	8
The rate of work-related death (%)	/	/	0.0078
The number of day lost due to work-related injury (day)	/	/	8,870.5
Training rate of the male employees (%)	/	/	100
Training rate of the female employees (%)	/	/	100
Average training hours for employees (in hours)	128.1	111	119.00
Average training hours for the male employees (in hours)	/	103	108.30
Average training hours for the female employees (in hours)	/	127	125.97
Training rate of employees (%)	100	100	100
Training rate of new employees (%)	100	100	100
Training rate of senior and middle management employees (%)	100	100	100
General employee training rate (%)	/	/	100
Average training hours for senior and middle management employees (in hours)	153.1	162.4	156.15
Average training hours for normal employees (in hours)	127.5	105.3	113.09
The number of trainers in the system (person)	226,246	220,363	176,423

92021Based on the nature and characteristics of the company’s business, we assess that health and safety is not a high-risk issue, so we have not established data statistics standards and processes in the past, and the data will be disclosed from 2021.

Networkcourseware	4,086	5,805	7,354
The number of people learning onlin (in ten thousand)	1,186.29	2,358.2512	2,914.5076
The number of people taking the online exam (in ten thousand)	91.62	189.11	272.85
Employee training and development expenses (in RMB 100 million)	/	/	1.776
The number of registered suppliers in centralized procurement	19,806	11,975	21,237
The number of new registered suppliers in centralized procurement	/	/	8,968
The number of new registered suppliers in centralized procurement in mainland China	/	/	8,964
The number of new registered suppliers in centralized procurement in Hong Kong, Macao, and Taiwan China	/	/	2
The number of new overseas registered suppliers in centralized procurement	/	/	2

  ESG Index

General Disclosure and KPIs		Response

Environmental

A1: Emission

General Disclosure		P65-66

A1.1	The types of emissions and respective emissions data.	P60

A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P90-92

A1.3	Total hazardous waste produced (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P90-92

A1.4	Total non-hazardous waste produced (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P90-92

A1.5	Description of emissions target(s) set and steps taken to achieve them.	P65-66

A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	P65-66

A2: Use of Resources

General Disclosure		P65-66

A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in 000s) and intensity (e.g. per unit of production volume, per facility).	P90-92

A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	P90-92

A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	P65-66

A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	N/A

A2.5	Total packaging material used for finished products (in tons) and, if applicable, with reference to per unit produced.	N/A

A3: The Environment and Natural Resources

General Disclosure		P65-71

A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	P65-71

A4: Climate Change

General Disclosure		P71-76

A4.1	Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	P71-76

Social

Employment and Labor Practices

B1: Employment

General Disclosure		P40

B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	P92-94

B1.2	Employee turnover rate by gender, age group and geographical region.	P92-94

B2 : Health and Safety

General Disclosure		P43

B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	P92-94

B2.2	Lost days due to work injury.	P92-94

B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	P43

B3: Development and Training

General Disclosure		P41-43

B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	P92-94

B3.2	The average training hours completed per employee by gender and employee category.	P92-94

B4 B4: Labour Standards

General Disclosure		P40

B4.1	Description of measures to review employment practices to avoid child and forced labour.	P40

B4.2	Description of steps taken to eliminate such practices when discovered.	P40

Operating Practices

B5 : Supply Chain Management

General Disclosure		P83-84

B5.1	Number of suppliers by geographical region.	P94

B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	P83-84

B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	P83-84

B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	P83-84

B6: Product Responsibility

General Disclosure		P24-39 & P47-58

B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	N/A

B6.2	Number of products and service related complaints received and how they are dealt with.	P56

B6.3	Description of practices relating to observing and protecting intellectual property rights.	P38-39

B6.4	Description of quality assurance process and recall procedures.	N/A

B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	P33-38

B7: Anti-corruption

General Disclosure		P82-83

B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	P82-83

B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	P82-83

B7.3	Description of anti-corruption training provided to directors and staff.	P82-83

Community

B8: Community Investment

General Disclosure		P19-23 & P59-61

B8.1	Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	P19-23 & P59-61

B8.2	Resources contributed (e.g. money or time) to the focus area.	P19-23 P59-61 & P92

Feedback Form

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Zip Code: 100033

2021 Environmental, Social and Governance & Social Responsibility Report

CONTENTS About the Report 02 01 Responsibilities of 02 Warmth of 03 Accumulation for China Life China Life China Life Message from Management 04 Serving National Strategies 16 Talent Culture 30 Sound Governance 50 Performance Highlights 06 Creating Premium-Quality 19 A Leader in Service 34 About Us 08 Products Sustainable Governance 52 Social Guardian 40 Awards and Honors in 2021 09 Drive Scientific and 22 Responsible Governance 55 Practicing on Low-carbon 42 Materiality Analysis Technological Innovation 10 Development Statement by the Board of Directors 13 Table of KPI 59 ESG Index 63 Feedback Form 66

About the Report This report is the 15th Environmental, Social and Governance Report of China Life Insurance Company Limited (hereinafter referred to as “China Life”). This report aims at responding to stakeholders’ expectations and demonstrating its concept, actions and performance related to the environment, society, corporate governance and sustainable development. Organizations Covered by the Report If not specified, all data and information disclosed in the report cover China Life. Its subsidiaries are excluded. Notes on the Data of the Report The key financial data of this report came from the audited 2021 Annual Report of China Life Insurance Company Limited and other data from the Company’s internal documents and related statistics. Time Range of the Report From January 1 to December 31st, 2021, with part of the content in excess thereof. Basis for Report Preparation The report is prepared in accordance with Environmental, Social and Governance Reporting Guide issued by HKEX, Notice on Strengthening Listed Companies’ Assumption of Social Responsibility and the Shanghai Stock Exchange’ Guidelines on Listed Companies’ Environmental Information Disclosure issued by Shanghai Stock Exchange and discloses information as per Global Reporting Initiative’s (GRI) Sustainability Reporting Guidelines. Notes on Appellation For the convenience of expression and reading, China Life Insurance Company Limited is hereinafter referred to as “China Life” “the Company” or “we”. If not specified, the amount is shown in RMB (yuan). Reporting Period This is an annual report. How to Obtain the Report The report is release in online version. You can browse and download the Simplified Chinese, Traditional Chinese, and English versions of the report at the following website: The official website of the Company (www.e-chinalife.com) The website of Shanghai Stock Exchange (www.sse.com.cn) The website of SEHK (www.hkex.com.hk)

Message from Management 2021 has been a milestone in the history of the Communist Party of China (CPC) and the country. Under the strong leadership of the Central CPC Committee with comrade Xi Jinping at its core, bearing in mind the upmost interests of the nation, China Life emerged from the rigorous international situation and the global health crisis at ease. We strengthened our presence in the insurance sector to facilitate new development paradigms and gained broad recognition with active corporate social responsibility endeavors. In 2021, China Life received the Golden Bauhinia Award and Award for Best Listed Company from China Securities, and Most Respected Company in Asia (Insurance Sector) from Institutional Investors. Committed to high-quality development, China Life has been making solid contributions to the country. In 2021, we upheld our strategies to seek gradual and steady progress and deepen reform and innovation to promote transition and upgrading and achieve new successes in high-quality development. In 2021, China Life generated a premium income of RMB 618.327billion and a net profit of RMB 50.921 billion, sustained at historically high levels, which marks a good start of the 14th Five-Year Development Plan. We devote every effort to the key strategies of the nation to align our growth to the big picture. In 2021, to support rural revitalization, we stationed more than 1,100 employees in villages for poverty reduction. Our rural revitalization medical insurance paid out RMB520 million to 1.37 million policy holders. The poverty prevention insurance products covered 9.68 million people. To better facilitate real economy to improve quality and enhance efficiency, we invested more than RMB2.7 trillion in real economy. To fully support coordinated regional development, we increased our investment in core regions such as the Beijing-Tianjin-Hebei Region and countries in the Belt and Road Initiative (BRI), with a total strategic investment in regional development of more than RMB1.4 trillion. In addition, we played an integral role in promoting a multi-level social security system, diversifying product offerings, piloting commercial endowment insurance projects. To pursue technological self-reliance, we gave an overhaul to the infrastructure of our core systems, such as computing, storage, database, and applications, keeping abreast of cutting-edge technologies, and remarkably improving our elastic computing and real-time processing capabilities. As a people-oriented company, China Life believes in developing ourselves and contributing to the success of others. In 2021, we followed the concepts of “people orientation, high degree of integrity and ability and dare to take responsibility” to protect the rights and interests of 100,000 plus employees and support their development. As a customer-centered company, we continued to offer accessible, thoughtful, and high-quality service to customers and maintained a high customer satisfaction rate. As a charitable company, we had more than 210 volunteer teams who launched nearly 1,000 charitable activities and events. In addition, we incorporated “peaking carbon emissions and achieving carbon neutrality” in our development philosophy and created a climate change mitigation scheme. We defined our overall environmental goal as “protecting the environment and contributing to carbon neutrality” and made action plans accordingly. We took targeted measures in green investment, green sales, green operation, and green office. In 2021, we concluded a total green investment of more than RMB300 billion, a four times year-on-year, to promote high-quality, sustainable economic growth. We make diligent efforts to improve corporate governance and carry forward our legacies. In 2021, we focused on overall development and safety as we improved our corporate governance system, holding the line against systemic financial risks. China Life has remained Class A in comprehensive risk rating for 15 consecutive quarters. Taking a long view, we defined our strategic ESG goal as “building a world-class, responsible life insurance company”. We made systematic plans for ESG governance and established ESG risk management systems to build a responsible brand image with actions. Boundless is the ocean where we sail with the wind.In 2022,we are ready to make solid efforts to take on new challenges.As China strives to accomplish the second centenary goal,we will undertake our historical mission and for ge ahead.We believe that opening new grounds for reform and development is the best way to greet the opening of the 20th CPC National Congress.

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Performance Highlights 2021

Strategic Goal in ESG: To build a world-class and responsible life insurance company.
Environmental Goal: To ensure eco-friendly operations and contribute to the achievement of "Carbon Neutrality".

RMB 618.327 billion
The total premium income exceeded

RMB 50.921 billion
The net profit

RMB 4.89 trillion
The total assets

15 consecutive quarters
The company maintained a Class-A rating for 15 consecutive quarters in the overall risk rating

RMB 50 million
China Life invested more than RMB 50 million in various initiatives and projects to support rural revitalization

RMB 520 million
The medical insurance for rural revitalization reimbursed medical expenses

9.68 million
Poverty prevention insurance products covered a total number of 9.68 million people

RMB 1.4 trillion
China Life's cumulative investment in the regional economy exceeded

RMB 2.7 trillion
China Life's cumulative investment in the real economy exceeded

RMB 50 billion
With more than RMB 50 billion investment in the green economy added during the reporting period

RMB 300 billion
The Company's cumulative investment in the green economy exceeded

160
China Life newly launched and upgraded products

200
China Life undertook more than 200 critical illness insurance products

112 million
The Life Insurance app of China Life reported 112 million registered users

32 million
The official WeChat platform of China Life's head office and branches reported followers more than

200 million
The platforms handled more than 200 million online inquiries in 2021

99.9 %
Long-term individual insurance was handled in a paperless way

3,557 tons
Saving a total of 3,557 tons of paper

101,459
China Life has 101,459 employees

56.63 %
Female employees account for

210
China Life had volunteer teams more than

About Us China Life, headquartered in Beijing, is an in- ment course, the company has fostered a stable 4.89 trillion. In the year, we provided various dustry leader in China’s life insurance indus- professional management team, accumulat- insurance coverage with 323 million valid, try, with a registered capital of RMB 28.265 ed rich management experience, and is well long-term individual and group life insur-billion. As a core member of China Life versed in the domestic life insurance mar- ance policies, annuity contracts, long-term Insurance (Group) Company, the company ket. On December 17 and 18, 2003, China health insurance and long-term accident is one of the Fortune Global 500 companies Life was listed in New York and Hong Kong insurance policies, in addition to individual and the World’s 500 Most Influential Brands. respectively. On January 9, 2007, China Life and group accident insurance and short-The company has won the trust of the so- returned to the A-share market. Since then, term health insurance policies and services. ciety with its long history, strong strength, the company has become the first financial professional expertise, competitive advan- insurance company to be listed in New York, tage and a world-famous brand. It has been Hong Kong and Shanghai. a pacesetter in China’s life insurance market and is known as the “mainstay” of China’s in- In 2021, China Life registered a premium surance industry. The predecessor of China income of RMB 618.327billion. During the Life was the same age as that of the People’s year, it comprised more than 19 thousand Republic of China. branches across the country1 and employed over 100 thousand persons and 890 thou-Established in October 1949 and approved sand sales staff in various channels. We by the central government, it is one of the are the leading supplier of individual and earliest insurance companies in China and group life insurance products and annuity shoulders the important responsibility as products, accident insurance and health inan explorer and pioneer of China’s life insur- surance in China. As of December 31st, 2021, ance industry. During the long-term develop- the Company’s total assets reached RMB Corporate culture 1. Note:As of December 31st, 2021, the Company has more than 19 thousand branches across the country, including head office, provincial company, municipal company (central branch), branch company, business department and marketing service department. Awards and Honors in 2021 Ranked 49th on the Forbes list of “Global 2,000 Ranked 8th on Fortune’s “China 500” list for Listed Companies” in 2021 2021 Forbes Fortune Best Life Insurance Company of Asia in 2021 Best Listed Company 21st Century Business Herald Most Investment-Worthy Listed Company during the 14th Five-Year Plan 2021 Ark Award for High-Quality Development Hong Kong Ta Kung Wen Wei Media Group, Beijing Association of Listed Companies, Hong Kong Chinese Insurance Company Enterprises Association, Hong Kong China Finance Association, Hong Kong Chinese Securities Association, 2021 Ark Award for Golden Insurance Service Hong Kong Corporate Governance Association, and Hong Kong Securities and Investment Institute 2021 Ark Award for Science and Technology Progress in the Insurance Sector Securities Time Golden Dragon Award for Best Listed Life Insurance Company in 2021 2021 Ark Awards for Insurance Companies Financial Times “Gold Medal Award for Chinese Financial Institutions” Outstanding Life Insurance Company of the Year National Business Daily New Fortune Best Listed Company 2021 China Golden Tripod Awards New Fortune Golden Bull Award for Investment of 3rd Best Listed Companies Awards Insurance Companies China Securities Journal Top Award for Insurance Coverage 2021 Golden Bull Awards for Investment of Insurance Companies Brand Shanghai Securities News Influential Insurance Company of the Year 12th Golden Wealth Management Awards Green Award for Sustainability Hexun.com Corporate Social Responsibility 19th China’s Financial Champion Awards Award in 2011 Caijing Magazine Excellent Corporate Social 2021 Evergreen Awards Responsibility Award in 2011 Shanghai United Media Group & Jiemian News Sustainability Award in 2011 Top 60 ESG Pioneers in 2021 Sina Finance “2021 ESG Green Star” ESG Golden Awards for Chinese Enterprises in 2021 Point Finance—China Investment Network

Materiality Analysis China Life places close importance on the demands and recommendations of stakeholders and incorporates such to improve its management systems. The Company collects the expectations and appeals of stakeholders through regular communication in order to provide targeted responses. Stakeholders Expectations & Appeals Mode of Communications Operate in compliance with laws and regulations Work report and communication Government and Pay taxes according to laws Participate in meetings and major activities Regulators Create job opportunities Documents and special reports Serve the national strategy Accept supervision Prevent risks Shareholders’ meeting Create stable returns Regular announcements and roadshows Improve corporate governance Shareholders and Press conference Investors Strengthen investor relationship management Meeting of analysts Disclosure information in a timely, accurate and complete manner Arrange investors and analysts to survey branches and subsidiaries Smart service processes Good faith and quality services Survey of customers demand/satisfaction Satisfactory customer experience Customers Service hotline Rich insurance products Handling of customer complaints Protect legitimate rights and interests Characteristic customer activities and value-added services Daily informal communication Sign cooperation agreements Fair competition Partners Morning sessions and symposiums of sales agents Good faith and mutual benefit Special surveys and lectures Survey of related parties Pay wages in full and on time Safeguard basic rights and interests Congress of workers and staff Assurance for salary and benefits Employees symposiums Employees Occupational health and safety Training of employees Career advancement and development Help needy employees Care for employees President’s letter box Investigate the needs and satisfaction of employees Community communications and surveys Promote local employment Carry out public welfare activities Take part in public welfare programs Volunteer services Community & Public Drive community economy Disaster relief Rural revitalization Insurance for poverty alleviation, e-commerce poverty Serve people’s livelihood alleviation, donations for medical care Develop health insurance and inclusive medical care Publicity about environmental protection Climatic changes Disclosure of environmental information Energy saving and emission reduction Environment Public welfare activities of environmental protection Integrated utilization of resources Green buildings Green offices Electronic service process Materiality principle China Life has implemented the ESG ma- al macro policies, analysis of domestic and tainable development of the Company and teriality identification and assessment international social responsibility standards, its stakeholders, before finally completing procedures in accordance with the require- actual corporate development strategies the Company’s ESG materiality matrix for ments of HKEX’s Environmental, Social and and plans, benchmarking performance in 2021. Governance Reporting Guidelines in order the industry and stakeholders’ interviews, to understand the concerns, expectations China Life has identified a total of 20 ESG and appeals of stakeholders on sustainable material issues, and assessed the 20 materi-development. Through research on nation- al issues in terms of their impact on the sus- Materiality Identification Process Identification 01 02 Survey Comparison with domestic and foreign industrial standard Influence on the Company Development strategy and plan of the Influence on stakeholders Company Macro state policies Analysis of domestic and foreign standards for social responsibility Analysis 03 04 Confirmation Analysis from management of Confirm material issues and the Company have materiality matrix of China Life Anylysis from external experts

Materiality Matrix Rural revitalization Very Financial risk prevention and Win-win partnership Information safety Implementing major national control High strategies Inclusive financial Protecting consumers’ rights Upgrading customer Low-carbon operation experience Green finance Innovating in technology Importance Protect rights & interests and for Public welfare program development of Corporate governance Product& service innovations employees Leading the development of Compliance with laws and Supply chain management Financial education stakeholders the industry regulations High Importance for development of China Life Very High Quantitative principle This report discloses quantitative data in accordance with the requirements of Environmental, Social and Governance Reporting Guidelines of the HKEX, in which the environmental data are stated with reference standards, calculation methods and parameters. Balance principle Based on the Environmental, Social and Governance Reporting Guidelines of the HKEX, this Report presents the Company’s performance in a fair manner to avoid causing omissions or inappropriate judgments or decisions. Consistency principle This report is consistent with the versions of previous years in terms of the preparation methods and the degree of information disclosure. Statement by the Board of Directors The Board of Directors of China Life set out The ESG Executive Team, as the ESG working sions by making energy-saving upgrades, “building a world-class and responsible group, is responsible for implementing the building green data centers, and promoting life insurance company” as the strategic specic work arranged by the ESG Executive paperless work, digital office, and low-car-ESG goal of the Company. The Board plans Committee. bon investment. to create an ESG work system with China Life’s characteristics step by step by 2025, Based on the external socio-economic, mac- Climate change mitigation: Fully identify including establishing an ESG governance ro environment and on the Company’s de- the climate change risks and opportunities scheme, improving ESG rules and systems, velopment strategy, China Life conducts an on the product side, operation side and building an ESG risk management system, annual assessment of the materiality of ESG investment side. Improve climate change implementing ESG actions, exploring the issues, discusses and identifies the Compa- mitigation by strengthening research on the application of digital technology in ESG ny’s risks and opportunities in ESG work, and correlation between insurance products and management, strengthening ESG informa- takes the management and enhancement climate change, continuously promoting tion disclosure, and enhancing industry of key issues as an annual ESG key task. The digital offices, and embracing responsible influence and recognition. Board of Directors reviews and confirms the investment, etc. results of the materiality assessment, consid-For the purposes of regulating the ESG ers the key issues as part of the Company’s Alignment with national strategies: Lever-man-agement mechanism of the Company, overall strategy development and monitors age our advantages in the insurance sector, improving ESG management and protecting the management and performance of these promote rural revitalization, continuously the rights and interests of various stake- issues. In 2021, the Company focused on the support the real economy to improve the holders, China Life has established an ESG following ESG priorities and their progress. quality and efficiency, contribute to the management system with the Board of construction of the Guangdong Hong Directors as the highest body in charge, ESG risk management: Build an ESG risk Kong-Macao Greater Bay Area, and deepen which is responsible for exercising deci- management system and pay greater atten- cooperation with “BRI (Belt and Road Initia-sion-making authority over the Company’s tion to information security risks, climate tive)” partners. ESG strategic planning, objectives, informa- change risks, corruption risks, and human tion disclosure and material matters. The capital and customer relationship manage- This report provides detailed information ESG Executive Committee, as the executive ment risks and talent attraction and reten- on the progress and effectiveness of China body under the President’s Office for ESG tion. Life’s ESG efforts in 2021 and was approved deliberation and implementation, guides by the Board of Directors on March 24, 2022. and implements matters related to the ESG Establishment of environmental targets: Set governance, management, decision-making transparent environmental targets. Improve as well as day-to-day work of the Company. energy efficiency and reduce carbon emis-

01 Responsibilities of China Life

Serving National Strategies China Life makes active moves to align its operations with the general interests of the country, fulfilling its mission in the current era. The Company leverages its advantages in the insurance sector to promote rural revitalization, and is determined to put people first and serve the real economy. Promoting rural revitalization China Life fully implemented the decisions and Promoting Rural Revitalization (Trial) and reduction, our poverty prevention products and arrangements of the Central CPC Commit- Work Plan of China Life Insurance Company covered 9.68 million people, with total in-tee and the State Council to effectively align on Promoting Rural Revitalization in 2021 surance coverage of RMB 0.92 trillion. As to poverty reduction with rural revitalization. were developed to define key measures health insurance for poverty reduction, our The Company coordinates resources and and long-term goals. In 2021, the whole critical illness products paid out RMB 2.6 leverages the strength in insurance services Company assisted more than 1,000 sites for billion of medical expenses to 1.67 million to prevent poverty and consolidate the rural revitalization, making a total contribu- cases. The rural revitalization-dedicated country’s poverty alleviation progress in a tion of more than RMB 50 million. We also medical insurance paid out RMB 520 million sustainable way. monitored and facilitated the completion of to 1.37 million cases. 116 key projects that started in 2020. For ex-In 2021, to meet the “four requirements of ample, we donated RMB 3.66 million to Da-sustainable poverty reduction”, we upheld liuhao County, Ulanqab City, Inner Mongolia Party building to enhance our sense of Autonomous Region to fund the renovation mission and drive our efforts. Focusing on of the e-commerce center, the maize deep Stationed more than the “five rejuvenations”, we upgraded the processing project, and the insurance for “Poverty Alleviation Insurance” Program in the poverty reduction project in Chayouhou a comprehensive way. We leveraged our Qi. 1,100 strengths in the insurance sector to help establish a sustainable scheme for poverty Drawing on our strengths in the insurance employees in villages for reduction, and improved the long-term ef- sector, we developed insurance products poverty reduction fective assistance system with “one theme, and services that are affordable, assess-two pillars, five measures, and six guaran- able, and useful to those who are lifted out tees”. The Guiding Opinions on Upgrading of poverty. As of December 31st, 2021, in the“Poverty Alleviation Insurance” Program terms of community insurance for poverty 2022 Rural Revitalization Plan Continuously upgrading the “Poverty Alleviation Insurance” program. Enhancing financial well-being monitoring and assistance mechanisms for those who are lifted out of poverty. Identifying those who are likely to return to poverty and offer early intervention and early assistance. Drawing on our advantages in the insurance sector to improve the quality and expand the coverage of the “critical illness insurance + commercial insurance” package. Continuously designing targeted insurance products for rural revitalization and special groups who are lifted out of poverty. Vigorously developing rural life insurance, and rural endowment and health insurance. Expanding the coverage of inclusive insurance. Vigorously promoting high-quality economic development in counties. Promoting the development of counties and villages with high-quality financial services. Satisfying the insurance needs of rural residents and farmers. Contributing to socioeconomic development in counties and the improvement of people’s livelihood. Focusing on the “three autonomous regions and three autonomous prefectures”, Daliuhao Town in Ulanqab, Inner Mongolia, and other key areas needing poverty reduction, to carry out charitable programs and projects. Continuously supporting poverty reduction and education in these key areas. To better contribute to the rural revitalization strategy, China Life continues to implement the “Beautiful County, Happy Village” program. The Company initiated the “County Brand Communication Program”, “County Workplace Upgrade Program”, “County Awareness Incentives Program” to support high-quality and high-efficiency county development, create an enjoyable workplace, and better reward our employees. These efforts will not only improve the brand image of China Life but also provide our employees with a better workplace and higher income. Releasing the “Beautiful County, Happy Village” PR videos PR videos titled Beauty of Grandness, Beauty of Love, and Beauty Technology were released to showcase how China Life improved efficiency with technology and inspired customers with service in various scenarios. The videos were intended to spur more people to contribute to rural development and fulfill social responsibility. Continuing with the China Life Best Insurance Model Villages and Towns Guiding sub-branches in villages and towns to utilize insurance to contribute to local social security systems, public welfare, rural revitalization, socio-economic development, and the standard of living of the people. Building model sub-branches in rural areas To further improve brand image and service quality, China Life initiated a workplace standardization plan for county-level operations, especially sub-branches in villages and towns, to better equip grass-roots sub-branches to serve rural residents and promote rural revitalization.

Focusing on national strategies China Life has been resolutely carrying out China Life adhered to new development insurance markets in the Guangdong Hong the major decisions and deployments of concepts, focused on national strategies, Kong-Macao Greater Bay Area, Beijing-Tian-the Central CPC Committee. As of Decem- supported the Guangdong Hong Kong-Ma- jin-Hebei Area, the Changjiang River Eco-ber 31st, 2021, the Company invested more cao Greater Bay Area, and grabbed the nomic Belt, China Western Development, than RMB 1.4 trillion and RMB 2.7 trillion in strategic opportunities brought by the the and Revitalization of Northeast China. The the regional economy and real economy Belt and Road and Healthy China. The Com- Company leveraged its strengths as a com-respectively. In recent years, the Company pany actively enhanced cooperation and prehensive platform to contribute to social has focused on major national projects to exchange opportunities to support local management and people’s livelihood, continuously expand the role of insurance reform and innovation, industrial agglom- and facilitate connectivity with innovative capital in the real economy, which began eration, and urban governance. In 2021, products and services. to show results. China Life strengthened research into the Supporting Guangdong Hong Kong-Macao Greater Bay Area Enhancing insurance service capabilities Focusing on building a first-class bay area and a world-class megalopolis. Contributing to the connectivity infrastructure in the Greater Bay Area based on its own characteristics. Actively improving and integrating into the synergistic development of cross-border financial business. Promoting the development of cross-border medical insurance and critical illness insurance. Support the construction of the Guangdong-Macao In-Depth Cooperation Zone, Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone, etc. Offering financial support as a strong comprehensive platform Actively implementing the “insurers fund flowing into Guangdong” strategy, deepening operations in the Greater Bay Area. Supporting major infrastructure projects, strategic industries, and green industries. The stock of investment at approximately RMB 150 billion; investing another RMB 50 billion within the year. Participating in social management and focusing on people’s livelihood Actively engaged in critical illness insurance for urban and rural residents. Undertake critical illness insurance plans in 6 cities in the Greater Bay Area, namely Guangzhou, Foshan, Jiangmen, Zhuhai, Dongguan and Zhaoqing, covering approximately 17.6 million people. Actively participating in pilot long-term care insurance projects and entrusted management health insurance projects. Being entrusted to provide service for the long-term care insurance project in Guangzhou, offering appraisal and handling for 3.83 million policy holders. Being entrusted to manage 25 health insurance projects in seven cities. Undertaking supplemental health insurance projects such as Suisuikang in Guangzhou, and Borderless Love in Zhuhai. Boosting connectivity with innovative products and services; committed to building an insurance ecosystem in the Greater Bay Area Creating a product system with our own characteristics to improve the competitiveness of our innovative products in the Greater Bay Area. Developing four products specially designed for the Greater Bay Area, such as the China Life in Guangdong-Hong Kong-Macao Greater Bay Area -Long-term Critical Illness Insurance Exclusive to Shenzhen. Creating a cross-border insurance service platform to expand innovation in services, boosting connectivity, and providing easy services for cross-border insurance customers. The Guangdong branch has 20 city-level sub-branches, 1,145 county-level sub-branch or below, 107 service counters, and 5,860 employees. In addition, the Company has more than 70,000 sales and service representatives to offer customers professional, efficient, and warm services. The Belt and Road China Life launched a special expansion plan for “foreign labor and business travel insurance” to satisfy the needs for risk management of enterprises that dispatch employees overseas. As of December 31st, 2021, our life insurance products covered the overseas operations of more than 90 Chinese enterprises spanning 50 BRI countries, with total insurance coverage of RMB 4 billion. In addition, to support the overall plan of the Belt and Road, we assisted COSCO Shipping in launching the overseas projects, further extending the Maritime Silk Road eastwards. Creating Premium-Quality Products China Life follows the latest trends of the times and upholds new development concepts to help improve people’s livelihood. The Company has been contributing to a better-established social security system with its legacy, strengths, and leading competitive advantages in the insurance sector, promoting common prosperity for all. Diversifying product portfolio In 2021, China Life actively participated in As of December 31st, 2021, we developed “China Life Well-being Health Wonderful Life the construction of a multi-level social se- 73 new products and upgraded 87 existing Group Medical Insurance” . curity system. Leveraging our capacity as an products to insure customers against senior insurer, we played active roles in healthcare age, critical illness, accident, and medical accessibility, senior benefits, rural revitaliza- expenses. The products cover the China Life tion and other areas. Professionalism and Happiness (Premium Version) series, Xinx-passion are our keys to ensuring a better life iang Weilai series, and Lexue Wuyou series. for the people. In addition, we developed products such as Insurance for rural revitalization To consolidate the achievements of poverty reduction and promote rural revitalization, we developed the China Life Wonderful Life Group Medical Insurance for Rural Revitalization to provide medical coverage for those who meet the requirements of national or local policies on rural revitalization. In accordance with the policy, we provided comprehensive protection for specific communities. We developed seven rural revitalization products, such as China Life Group Medical Insurance for Rural Revitalization (Type A) and China Life Group Critical Illness Insurance for Rural Revitalization (Type A) to effectively contribute to rural revitalization efforts. We developed the China Life Happy Benefit Dual-Coverage Insurance for county-level and rural markets, insuring policy holders against traffic accidents such as driver or passenger, major natural disasters, and other accidents. Special commercial endowment insurance We designed and developed China Life Xinxiangbao Special Commercial Endowment Insurance, featuring transparent premiums, flexible payment methods, and wide coverage. We offer a selection of investment portfolio accounts according to customer risk preferences and allow withdrawal due to critical illness or specific accidental disability. COVID-19 insurance In line with national policies to contain COVID-19, we developed products such as the China Life Health Carefree Vaccination Accident Insurance in addition to existing vaccination insurance products to help promote vaccination nationwide. We included COVID-19 insurance in existing health insurance products. COVID-19 insurance is now covered by 52 critical illness products including China Life Supplementary Product: China Life Blessing Insurance for the Early Payment of Major Illnesses (the Celebration Edition), and two short-term products including the China Life Carefree Health Accident Insurance (Type A) to increase our protection against COVID-19.

Case Launching Ceremony of Integrated Financial Ecosystem New Products In December 2021, China Life held the launching ceremony of new integrated financial products titled “New Ecosystem, New Momentum, New Life”, bringing three new products to customers, namely, integrated product, Xinchebao car insurance, and insurance trust. As we strive to meet the diverse needs of customers, we follow an integrated operation strategy to help improve the quality of life of the people. China Life Launching Ceremony of Integrated Financial Ecosystem New Products Contributing to a Healthy China China Life implements the requirements of rural and urban residents with a cumulative In 2021, the Massive Health platform of the the Opinions of the CPC Central Committee compensation of nearly RMB 140 billion. Company saw new registrations exceeding and State Council on Deepening the Reform It has provided an important supplement 7.3 million throughout the year and the of the Medical Security System and insists on to basic medical insurance. In the “14th cumulative registrations have exceeded the principles of “operation based on law Five-Year” Plan period, the Company will 26 million as the platform has served more and regulations, government-leading role, continue to actively develop critical illness than ten million person-times. break-even with small interests and profes- insurance, urban custom insurance and oth-sional management” as well as “insurance er inclusive services to help all people get + health” to support the construction of a insured and facilitate governments in differ-“Healthy China”. ent areas to develop a tightly woven net to secure and improve living standards. As one of the first critical illness insurers in The cumulative registrations this industry, China Life is always dedicat- The Company emphasizes the integrated have exceeded ed to expanding insurance coverage. As development of health services and the of December 31st, 2021, the Company has major business, insurance to enrich the undertaken more than 200 critical illness in- Massive Health platform services, improve 26 million surance projects, covering over 350 million the platform functions and user experience. The Company has covered more than 350 million urban and rural residents with more than 200 critical illness insurance products. In 2021, medical expenses of more than RMB 25 billion were paid Critical illness insurance out to 14 million cases. The Suisuikang project in Guangzhou was the only city-specific medical insurance product selected by the China Health Journal. The Boundless Love project in Zhuhai project won local awards for insurance reform and financial innovation and was included in the China Health Insurance City-specific Development Report (2021) published by the Chinese Academy of Social Sciences. West Lake Yilianbao in Hangzhou received extensive recognition from the community and the industry. In the “Excellent commercial medical Cases of Comprehensive Innovation in Multi-level Medical Insurance” selection sponsored by the insurance People’s Daily Health app and Health Times, five out of eight awardees were our products. As of December 31st, 2011, the Company has launched city-specific commercial medical insurance projects in 54 cities across 15 provinces and municipalities, covering more than 10 million people in total. The Company developed Xinwuyou, a surgery insurance product available to substandard applicants Products available to to relieve their financial pressure. substandard applicants Leveraging our advantages in insurance services and brand effect, we work closely with local governments to develop inclusive insurance products such as pension insurance, family planning insurance, and women’s insurance. Pension insurance: As of December 31st, 2021, the Company insured more than 50 million senior citizens with total insurance coverage of RMB 2.96 trillion. Inclusive st insurance Family planning insurance: As of December 31 , 2021, the Company insured more than 31 million people that comply with family planning regulations with total insurance coverage of RMB 1.77 trillion. Women’s insurance: As of December 31st, 2021, the Company insured more than 10 million women in collaboration with the All-China Women’s Federation, with total insurance coverage of nearly RMB 1 trillion.

Drive Scientific and Technological Innovation China Life continues to advance service innovation, accelerates transformation and upgrading, keeps enhancing the autonomous control of core technologies, strengthening intellectual property management and protection, insisting on science and technology self-reliance and moving towards the technology-based China Life. Building an Intelligent China Life China Life enhances constantly its digital vices; actively constructed an integrated cor- The Company embraces constant techno- drive as the core of the development, spares porate collaboration framework, improved logical upgrades to improve customer ex-all efforts to strengthen its scientific and the data management mechanism and perience and adapt to the market. We take technological development foundation, perfected whole-scenario customer service a customer-centric approach to accelerate actively promotes the digital transformation experience to fully promote the intelligent innovation in online service content, quickly of the company and empowers high-quality upgrading of operation and risk control, enhancing our digital processing capability. development. In 2021, the Company fully enabled value creation in a deep-going way innovated its scientific and technological and further deepened digital transforma-structure and provided diversified technical tion. support by means of available cloud ser- Sales Service Operation China Life Internet of Things (IoT) The direct payment of benefits The Company launched five intel-covers all branch offices nationwide is available at more than 20,000 ligent model and built an intelli-and creates the online digital twin medical institutions, serving over 6 gent claim settlement model for of the physical workplace to real- million person-times. The Company health insurances covering 19 key ize centralized control of 240,000 also deepens the customer-cen- risk types under 5 categories to electronic devices under 12 cate- tered swift agile product delivery make the claim settlement more gories. The flat supply of scientific mechanism, with an average of efficient and easier. and technological resources and more than 40 times of technology smooth flow of information to all product iteration and optimization national frontline workplaces help in a day to quickly satisfy customer to build a corporate online collabo- requirements. ration system, drive the sales team to interact with customers online and create all-around social application scenarios for sales consultants. The Company took the following five actions to keep deepening digital transformation and enhance online platform service capability.    Development of China Life Massive Health Platform We continuously enrich service items, improve platform functions, and enhance user experience at the Massive Health platform, with a focus on the integrated development of healthcare and insurance. In 2021, the Massive Health platform had over 7.3 million new registrations and accumulated over 26 million registrations as the platform has served more than 10 million people. Upgrading service at China Life Insurance App An online service matrix consisting of the China Life Insurance App, WeChat official account and the mini-program has become the most important service channel of the Company, truly realizing “one-time authentication for any platform and one-step login to all platforms”. For this reason, customers can enjoy convenient and efficient online services. The life insurance APP features “stronger marketing capability, better health services and more complete business functions”, so it can provide customers with an “accurate, readable, easy and trustworthy” service experience. In 2021, the China Life Insurance App provided 160+ services with cumulatively more than 112 million registered users. It has served more than 200 million people and the monthly active users exceed 8 million. The Company also looks at the needs of senior users and the difficulties they experience with online services. We were the first in the industry to launch a senior mode in China Life Insurance App. This is to facilitate elder customers to “read” and “hear” services, easily select what they need and be quickly familiar with the App. As of the end of 2021, customers using the services in the version for the elderly have exceeded 7 million person-times. The degree of praise from elder customers for the online services is better than the average and the “version for the elderly” of the China Life Insurance App has been approved by the relevant regulator. Further upgrading smart teller machines The smart teller machines at the counter of the Company are able to provide 39 frequently used self-services under 5 categories for massive customers. Customers may easily use the teller machine to securely and conveniently handle services with “scanning” or “touching”. The large font and easy operation are highly favored by elder customers. In 2021, the teller machines served person-times with a nearly 3 times growth on a year-on-year basis. Establishing V Life value-added service platform V Life, our value-added service platform, supports a variety of operations on a regular basis, helping sales consultants build up connections with customers and provide a fund of value-added services for customers. A digital platform to empower the financial ecosystem Based on the “double-core double-focus” strategic core, the Company has implemented an integrated online/offline EAC digital platform, which aggregates ecological resources, empowers production units, effectively connects enterprises, sales teams and customers to gradually establish a colorful insurance ecology. An open and win-win ecosphere based on the digital platform has enabled 3256 standard services cumulatively, rising by 92% compared with that at the end of 2020 and accessed nearly a thousand ecological applications. Nearly 400,000 services and activities have been provided for various partners and the digital ecological services are gradually enriched.

Case Deepening service grid construction for a technology-based China Life The service grid independently built by China Life is an important IT infrastructure and has greatly compelled science and technology self-reliance. Nowadays, the service grid has been deeply applied in various services of China Life and stably supports the transaction call in dozens of key systems including core business, customer service and sales system to provide more stable, convenient, efficient and safer services. The service grid replaces the centralized management style with the distributed direct-connect infrastructure mode so as to realize the distributed isolation on infrastructure. This product can effectively prevent corporate service risks due to mass communication among numerous corporate services, support hundreds of millions of concurrent service calls and ensure stable and reliable services for users. It also addresses the performance bottleneck in centralized service governance essentially. In addition, the product can encrypt the private cloud and public cloud communication information of the Company, greatly improve communication security, and realize one-button encryption and secure access to the cloud server. Structure Chart of the Service Grid and the Uniform Management and Control View Interface China Life actively practices science and technology self-reliance, closely follows the frontier technologies, and realizes the comprehensive architecture innovation of all core systems from the calculation, storage, database, middleware to applications, successfully reducing costs and carbon emissions. Moreover, the elastic computing and real-time processing capability have been greatly improved. Three cases of the Company were awarded the “2021 Excellent Practice Case in integration and innovative application of digital technologies” by the Ministry of Industry and Information Technology. Protect customer’s privacy and data security China Life highlights the information security and private data protection of users and clarifies the information security management work mechanism and requirements to ensure that the data use is legal and conforms to regulations. The Company has established the cyber security and IT application commission, four specialized committees and an information security working group. It conducts a special internal information technology audit every two years for relevant risk warnings and conducts traceability audits in the event of exceptions to ensure the secure and stable operation of various technological products of the Company. It is to report privacy and data security work performance to the Board of Directors by certain means annually. Establish the The commission is the top decision-making unit in information security and it is responsible for investigating cyber security and formulating the mid-to-long-term development strategy of the Company concerning information and IT application security and IT application, deliberating the information security and information-oriented development commission plans as well as significant information security and information-oriented matters of the Company. Set specialized Four specialized committees, namely the technical change committee, information security committee, data committees management committee and external expert committee, have been set up to assist the cyber security and IT application commission in work. Set the information It is responsible for implementing various information security tasks of the Company and ensuring the security working smooth implementation of various information security tasks. group The Company always abides by the legal red line and the bottom-line value in privacy protection. In 2021, the Company revised and printed the User Information Authorization and Personal Information Protection Policy of China Life Insurance Co., Ltd., Children’s Personal Information Protection Rules of China Life Insurance Co., Ltd., Information Security Regulations of China Life Insurance Co., Ltd. and other management systems related to information security, customer’s privacy protection and emergency response, which are applicable to all services of the Company based on the Information Security Event Management Measures of China Life Insurance Co., Ltd. and Information Security Specifications for Employees of China Life Insurance Co., Ltd. The Company has also built and improved the defensive line of information security systems and standardized the handling procedures of information security events. If necessary, we can entrust associated companies and third-party partners (third-party service providers, agents, advertising partners, application developers, etc.) to handle users’ relevant information according to the description and series information protection policies of China Life and other relevant confidentiality and security measures to collect, store and use customer information in a reasonable, legal and compliant way, ensuring the security of the company’s business operating environment and user information. China Life fully respects and protects users’ rights to know, select and control personal information. Users have the right to independently access, correct and delete personal information. The Company will not lease, sell or provide individuals’ data without the prior written consent of the user and users’ information is used in a reasonable and transparent way only with the consent of the user. When a user cancels his/her account and the statutory retention period expires, the Company will delete or process the user’s personal information anonymously and make users truly feel their information protected and willing respected. In addition, the Company has passed the information security management system certification, conducted the 3-level security and protection assessment of the information system for all services and obtained the certificate of ISO27001 information security management system and level III certificate of secure service qualification to guarantee information security by various means and in an all-around way. Information Security Certificates of China Life Throughout 2021, there was no major information security event at China Life

Creating a three-dimensional endogenous security Establishing a regular security mechanism protection system The Company customized regular security matters in Based on the regular information security operating key fields and conducted risk monitoring, vulnerability mechanism, the Company has established “three defensive discovery, analysis and judgment, verification and rating, lines” in information security management and technologies, rectification and implementation without interruption with optimized and deepened the defensive system, formed a ECC as the carrier. It kept optimizing and implementing three-dimensional cyber security prevention and control the “peacetime and wartime combining” secure operation system featuring equal attention to technologies and classification standards, secure operation field duty and management, defense-in-depth and continuous optimization regular monitoring and processing of security events to and realized the global security management from the guarantee information security of the Company in 24 hours. operating environment, technological products to people. Technical enhancement To further upgrade customer information storage, deployment and processing. The be approved, filed and filtered for sensitive management and user privacy protection collection, storage, circulation and use of all information before use. These actions are to and improve information security protection applications, software and data are required further enhance the technical defense line capability, China Life implemented an to be conducted inside the data center to in information security and continuously overall layout of “big background and small narrow information security exposures. enhance the information security control front-end” at the technology level, realized It is also specified that production data strength. an information security management required in work and data necessary for mechanism featuring data unity, centralized development, testing and other jobs must Formulating the pre-event, in-process and post-event information security response and protection measures Guaranteeing users’ data security through the information security response and protection measures in three stages: pre-event prevention, in-process response and post-event processing. Pre-event, In-process and Post-event Information Security Response and Protection Measures Pre-event prevention In-process response Post-event processing Strictly controlling the quality of Timely triggering the emergency technological products, conducting Conducting a comprehensive quality inspection and security tests response process in the event of evaluation of the cause, impact and before the products are launched exceptions, starting the linkage emergency measures for exceptional and improving the security and mechanism, ensuring that the events, timely detecting and robustness of technological products; relevant personnel can efficiently closing the loophole and further dispose of risks and timely prevent improving the information security information security risk events from management mechanism. Enhancing routine monitoring, spreading. guaranteeing that the operating conditions of technological products can be monitored and timely discovering exceptions and generating warnings. Applying the security situation sensing platform The security situation sensing platform can collectively analyze and conduct linkage disposal of various security risks and improve the quick response capability of the Company for security risks. The Company carries on research based on the hybrid cloud security governance system, effectively protects customers’ information and ensures their privacy data security from the perspectives of physics, network, host and application and enhances the data security protection capability of the Company. Introducing the adaptive security, deception defense and attack traceability systems of the host The adaptive security, deception defense and attack traceability systems of the host can improve the in-depth defensive system and realize the transition from passive defense to active security, front asset-driven to data-driven. Implementing whole chain security management technologies The Company adopts relevant technologies for the whole chain security management including background data, data transmission, front-end access and data traceability, and applies the access control technology and the encryption and de-identification technology to improve the data security of the Company. The Company uses the uniform identity management technology to realize uniform authorization, authentication, account and audit, ensuring the background data operation and maintenance security; uses the digital watermarking technology to realize the data leakage and tracking prevention; uses encryption and de-identification technology to provide remote access to office and business handling, keep the data within the system, improve the back-end data security, and implements desensitization treatment of customers’ sensitive information. The Company also applies for virtual numbers in customer service, surveys and other links and strictly prevents data leakage in the data transmission process. Consolidating awareness China Life puts forward the contingency the information security awareness of all formation security professionals. Meanwhile, plans for information system, basic platform employees. The network security awareness the Company also requires the third-party and basic environment, and carries out the training is carried out regularly every year cooperating organizations to conduct infor-risk assessment for network security and for all employees, and a variety of profes- mation security training for relevant service contingency plan exercise for information sional and technical training is organized, for personnel, so as to comprehensively consol-security on a regular basis, in a bid to im- example, the information security training idate and enhance the information security prove the defense line of information securi- for senior management, thematic technol- awareness, quality, and skills of third party ty awareness. ogy sharing, and network security practical service personnel. protection training. Besides, the personnel The Company organizes information secu- in the relevant post are regularly organized rity training on a regular basis to intensify to participate in the training of certified in- Case IT Service System and Attack Prevention Workshop On December 9, 2021, the technology line of the Company held the IT Service System and Attack Prevention Workshop for 95 security personnel of the line. With the goal of improving the attack-defense confrontation capabilities of system-wide network security, this training provided targeted, practical and expansive courses such as financial technology risk management, vulnerability management, security asset management, common web vulnerability-sql injection, weak password and file upload, etc., which effectively helped the participants to establish a thinking framework for overall technological risk management and further enhance the practical security attack-defense capabilities. Safeguarding patents and intellectual property rights China Life attaches great importance to the In 2021, China Life submitted a total of 110 China Life submitted a total of management and maintenance of indepen- intellectual property applications to the dent intellectual property rights, with strict China National Intellectual Property Admin-regulations on their application and man- istration, State Administration for Industry agement. We have always complied with and Commerce, and Copyright Protection 110 relevant laws and regulations such as the Center of China, including 18 applications Patent Law of the People’s Republic of China, for patent, 58 applications for trademark, intellectual property applications the Anti-Unfair Competition Law of the Peo- 24 applications for computer software ple’s Republic of China, the Trademark Law of copyright, and 10 applications for artwork the People’ s Republic of China, the Copyright copyright. As of December 31st, 2021, China Law of the People’s Republic of China, and has Life obtained a total of 39 new intellectual formulated the Administrative Measures of property certificates, including 21 patent China Life obtained a total of China Life Insurance Limited for the Protection certificates and 18 software copyright certif-of Intellectual Property Right. to continuously icates. reinforce the management of intellectual 39 property rights of patent, copyright and trademark, and strengthen the protection of new intellectual property property rights of insurance products, so as certificates to ensure that various innovative achievements will be protected by patent in a timely, comprehensive and effective manner.

02 Warmth of China Life

Talent Culture China Life takes a human-oriented approach to protect the rights and interests of employees, provides diverse training and exchange opportunities for employees, and creates a healthy and safe workplace to bring practical care to employees, thereby improving their enthusiasm and cohesiveness. Protecting employee rights and benefits China Life strictly abides by the laws and forms with respect to talent recruitment, China Life had employees regulations such as the Labor Law of the Peo- salary and benefits, employee training, and with labor contracts ple’s Republic of China and the Labor Contract career development, insisting on equal pay Law of the People’s Republic of China and for equal work, and opposing child labor strictly implements the systems such as the and forced labor, thus guaranteeing labor Administrative Measures for Employee Re- diversification. As of December 31st, 2021, 101,459 cruitment in the Branches of China Life Insur- China Life had 101,459 employees with labor ance Co., Ltd. and the Measures for Employee contracts, among which female employees Management in the Branches of China Life In- accounted for 56.63%, and minority employ-surance Co., Ltd. to enter into labor contracts ees accounted for 6.39%. with employees according to law and based on the principle of fair employment, as well as to protect the legitimate rights and interests of employees. Besides, China Life strives to eliminate the discrimination regarding gender, ethnicity, religion, age, etc. in all Democratic management Protecting the rights and interests of female employees The trade unions at all levels of Chi- of Under the the female organization employee and committees leadership na Life continuously strengthen the The employee congress of role of employee congresses, and of system, trade and unions following at all the levels principle of the of China Life covered actively implement the democratic enhancing the happiness of female management and supervision of em- employees, the Company has made all 100 ployees, in a bid to comprehensively efforts to improve the protection of the % protect employees’ democratic rights. rights and interests of female employ- of the employees In 2021, China Life held the fourth, cial ees, funds coordinate for female the allocation employees, of spe and—fifth and sixth temporary employee congresses of the third session of the life enrich of female the construction employees of . In the 2021, cultural the whole system in online mode, and Company continuously promoted the Completed more than held the ninth employee congress- signing of special collective contracts es of the head office of the second for female employees, and coordinat-session on the spot to take concrete ed the joint construction of “Female 300 steps to advance the democratic Employees’ Home” of financial trade management of enterprises. As of unions and Group trade unions; the files of female employees with December 31st, 2021, the employee Company completed more than 300 difficulties congress of China Life covered 100% files ties, of and female organized employees the warm with activities difficul- of the employees. hensively for female raising employees, the service thereby guarantee compre- level of female employees. Case Care for female employees throughout the year In 2021, the headquarters carried out fruits picking activities on Women’s Day among female employees, distributing gifts to 501 female employees; the headquarters worked with China Guangfa Bank to organize the flower arrangement activity of “fragrant flowers in flower basket for the Party in the anniversary of the founding of the Communist Party of China” for female employees; the headquarters organized the wool weaving and donation activity of “Everlasting Love Campaign”; besides, the headquarters cooperated with Women of China in the public welfare project to complete the renovation of the nursing room for female workers. Branches across the country also organized a variety of colorful activities for female employees, such as the female employee birthday party in Beijing Branch, the “Embracing the grassland” long walk activity for female employees in Xinjiang Branch, the photo contest for female employees in Hebei Branch, skillful knitting competition for female employees in Shanghai Branch, etc. Supporting employee development With emphasis on talent development, China China Life adopts a market-based compen- order to realize the reasonable salary distri-Life revised the Administrative Measures for Job sation mechanism to provide employees with bution for employees. Meanwhile, the Com-Grade System in Headquarters of China Life In- competitive compensation in the industry. pany sets performance appraisal objectives surance Co., Ltd. and Administrative Measures The Company implements hierarchical and linked to variable salaries for all employees/ for Investment Job Grade of China Life Insur- classified management and differentiated per- non-sales front-line employees and man-ance Co., Ltd. (Trial) as well as other systems formance appraisal policies for personnel at agement, as well as makes differentiated to ensure the career development channel all levels of branches according to the Admin- payments according to the achievement of for employees. istrative Measures for Employee Performance performance appraisal objectives. in Branches of China Life Insurance Co., Ltd., in Case China Life actively carried out various online learning activities In 2021, China Life’s all business lines as well as branches closely cooperated and widely carried out various thematic education activities under the help of China Life E-learning, E-School (mobile learning system) and external training resources including China E-learning Academy for Leadership and Insurance Online University: or organizing reading activities of Case, Emergency Management System and Capacity Building Cadre Reader and 100 Years of Organizational Construction for the Communist Party of China in the whole system; establishing an online column of Training for Party Construction with 8 sub-columns and 105 courses released; releasing 5 online training classes including Online Thematic Class for “Learning and Implementing the Guiding Principles of the Fifth Plenary Session of the 19th Central Committee of the CPC”, Online Training Class for Thematic Education in Learning Party’s History, Online Course Learning for Secrecy Publicity and Education, and so on; releasing 14 required courses for learning, such as Knowledge of Internal Control Standards, Knowledge Training for Anti-money Laundering, Knowledge Training for Preventing Illegal Fundraising and so on; holding 8 lectures for China Life, so as to timely provide various training support for the staff in the whole system, such as interpretation of hot topics, research and judgement of development trends, as well as practical skills, with more than 50,000 people learning in each lecture on average.

In accordance with several related systems Working Conference, continuously strength- and releasing the primary training course including Management Measures for Staff Ed- ening the echelon construction of cadres system for part-time lecturers by holding a ucation and Training of China Life Insurance and gradually improving the talent training primary licensing class for part-time lectur-Co., Ltd., Management Regulations on the system. Several talent training programs ers of the staff as well as training 49 licensed Annual Staff Training Plan of China Life Insur- were organized and carried out normally, lecturers for the branches. As of December ance Co., Ltd., Management Measures for Staff such as Base Platform, Fiery Talent, Spark 31st, 2021, the Company organized a total Education and Training Expenses of China Program, Spreading Wings Program and so of 68 primary training sessions for prima-Life Insurance Co., Ltd. (Trial) and so on, the on. Practical abilities of cadres at all levels, ry part-time lecturers with 3,345 people Company established a talent training sys- especially young cadres, were trained in trained. tem consisting of basic theory, skill training, the way of cross-level, cross-company and professional post-training and professional cross-institution secondment, so as to devel-qualification training to constantly improve op and consolidate the foundation of cadres the staff’s qualities and abilities. for the Company. China Life strengthened training for leaders China Life constantly strengthened the foun- The staff in the headquarters of and cadres on a continuous basis and estab- dation construction of staff training and im- China Life reached the standard lished a training course system for manage- proved the education and training system, of learning-time assessment ment according to title levels, formulating comprehensively promoting the business and implementing Thematic Education and skills of the staff. The Company developed Training Program on Party Spirit for “Top Lead- online and offline training assessment tools, ers” in the Whole System to strengthen the actively promoting and applying them to 99.8 % thematic education on Party spirit for lead- improve the ability and quality assessment ership. The Company formulated and im- system. It carried out online autonomic plemented the Cadre Education and Training learning activities with diversified themes System of China Life Insurance Co., Ltd. to sys- to meet the learning needs of the staff at The staff in the whole system tematically carry out the pre-job and on-job all business lines. Moreover, the Company reached the standard of learn-training for cadres at all levels. The training strictly implemented the requirements of ing-time assessment for young cadres was vigorously developed learning-time assessment while monthly fol-to jointly promote the work in base platform lowing up and supervising the completion training and other aspects, comprehensively to ensure that the staff could complete all 95.3 assist in the development and improvement learning activities on time. As of December % of leadership skills for the Company’s cadres, 31st, 2021, 99.8% of the staff in the head-strengthen enterprise governance skills, and quarters of China Life reached the standard improve the operation level. In 2021, more of learning-time assessment while 95.3% of than 10,000 people in the whole system the staff in the whole system reached the Organized a total of participated in various training activities for standard of learning-time assessment. the leadership of China Life. The Company cooperated with professional 68 The Company deepened and implemented external training providers to strengthen its the guiding principles of the Central Talent team of part-time lecturers while preparing primary training sessions Case Primary licensing training for part-time lecturers of the staff For the purpose of further strengthening the system construction of part-time lecturer training for the staff, strictly controlling the lecturer recruitment and effectively improving the professional standards for the part-time lecturer team of the staff, the Company cooperated with an external professional organization, GROWAY, to hold the Primary Licensing Training Class for Part-time Lecturers of the Staff and cultivate lecturers as well as teachers for companies at all levels. Several ways were adopted for the training, such as practice in class, comments and feedbacks from lecturers, licensing review and certification, and so on, to ensure that people who participated in the training could truly master and skillfully apply what they had learned. Continuous care for employees China Life respects and attaches importance China Life has actively carried out employee The whole company has offered to the lawful rights and interests of all staff, assistance activities and activities of the “de- assistance to striving to protect their rights and interests livering warmth of the Company to home” and provide them with due benefits. The series. By December 31st, 2021, the whole Company has established a basic welfare company has offered assistance to 2,145 em-and security system consisting of basic ployees in difficulty and 348 single female 2,145 endowment insurance, basic medical insur- employees in difficulty, with a total amount employees in difficulty ance, unemployment insurance, work-relat- of subsidy RMB 10.49 million distributed. In ed injury insurance, maternity insurance and addition, the Company organized a “trade housing provident fund, providing all staff union visiting families” activity among labor with supplementary medical security and models. According to statistics, the Compa-old-age security (supplementary pension) to ny has made visits to 126 model workers at With a total amount of subsidy ensure the implementation of all benefits. or above the provisional level, carried out 863 special visits of village cadres for rural The Company attaches importance to the revitalization and distributed an amount of 10.49 occupational health rights and interests of RMB 863 thousand subsidies. The Company RMB million employees, strictly abides by the Labor Law has also strengthened the assistance and of the People’s Republic of China, Regulation support of “home to workers”, including distributed on Work-Related Injury Insurances, and pro- 3 of financial level, 60 of group level, 6 of vides physical examination for employees Company level and 30 happy small homes on a regular basis. During the pandemic for female workers, with a total of RMB 3.35 The Company has made visits to period, the Company regularly distributed million funds allocated for co-construction. pandemic prevention articles to employees and encouraged employees to exercise so as to ensure the health of all employees. 126 In order to comprehensively improve the physical health of employees, the Company model workers at or above the conducted various activities regarding fun provisional level games, long walk, table tennis and badminton in all branches of the Company and held the sports events “Passionate China Life” series. By the time of December 31st, With a total of RMB 2021, 12 events have been successfully held in the headquarters throughout the year, with a total of 4,810 participants and several RMB 3.35 million hundred thousand participants in various activities of the Company. funds allocated for co-construction Case China Life Reading Club activities China Life has organized Reading Club activities for four consecutive years on a national scale. To be specific, the activities include “reading a book, having a shelf, running a lecture, and sharing perceptions”. The activities are widely welcomed by our employees. As of December 31st, 2021, the activities involved nearly 250,000 employees. 9,056 learning sessions were organized by divisions at all levels in the Company. 1,183 employees were selected as lead readers. The activities improved the passion for reading and boosted the morale of our employees.

A Leader in Service Adhering to the service concept of “simplicity, quality, and thoughtfulness”, China Life lamented people orientation in its operations. The Company promoted the organic integration of service and sales to provide customers with high-quality insurance services and meet their personalized needs. Boosting Customer Experience Focusing on the overall goal of “extraordi- The Company formulated the “panora- pany continuously promoted the service nary experience”, China Life incorporated ma, operation drawing and construction model of “Go to APP for the first choice, phone customer service into the overall develop- drawing” for customer experience and for the second choice and go to counter for ment of the Company and strictly abided established the closed-loop mechanism of the last choice” to optimize the remote ser-by Management Method for Customer “problem-discovering—problem analysis—vice experience. In addition, the Company Experience of China Life Insurance Co., Ltd. problem-addressing—effects-validating” to vigorously promoted intelligent reservation, (Trial) to establish and improve the closed- continuously promote customer experience. self-service and “sit and enjoy” convenience loop management mechanism for customer During the pandemic, by closely focusing service to ensure uninterrupted customer experience improvement. In addition, the on the changes of pandemic prevention service during the pandemic. It was revealed Company continued to build and improved and control, the Company improved the in the survey results of third-party custom-the customer experience management working mechanism and service methods ers in 2021 that the overall customers praise system to enhance the customers’ sense of and launched a number of service measures for the Company remained at a high level. acquisition, happiness and security. to benefit customers. For instance, the Com- Considerate customer communication China Life attached high importance to customer communication. The Company continued to implement the service concept of “honesty and trustworthiness, professionalism and efficiency, customer first and extraordinary experience” and actively cultivated a service team of dedicated learners with comprehensive knowledge and excellent customer service skills. The Company extended The “SIP (Self-service-Intelligence- Comprehensively application Person) three-level” pluralistic of science and technology service model intelligent service 3.078 The Customer Communication The Company attaches great im- billion times Center has established the SIP portance to the application of sci-(Self-service-Intelligence-Person) ence and technology, with ener- of service three-level service model. Lever- getically developing services such aging new technologies such as as electronic return visit, electronic big data, intelligence, and cloud notification, intelligent voice nav- The proportion of electronic and computing, customer commu- igation, intelligent online service, intelligent services on new ticket nication is enabled at multiple intelligent outbound call and other return visits exceeded platforms, including the 95519 services. Besides, the proportion of hotlines, app, WeChat, and SMS. electronic and intelligent services In 2021, the Company extended on new ticket return visits exceed- 3.078 billion times of service, with ed 97%. In 2021, e-Bao, our online 97 % digital and intelligent service ac- service robot, provided intelligent counting for over 88.89%. and manual online services for 35 service terminals such as App and Wechat, with an accuracy rate of 92% and an average daily service guide of more than 200 thousand times. Case 95519 hotline offered prime services for 20 years The 95519 Customer Communication Center provides 7×24 hour online service all day throughout the year, and builds a multi-channel customer communication platform as The 95519 customer service well as improving the automatic voice service process, which greatly facilitates the rapid special line provided a total of manual access of customers’ phones and continuously provides simple, high-quality and warm service for the people. In addition, the 95519 team usually organizes “smile service” training, in order to help customer service representatives create a concise and enthusiastic voice, improve the language appeal, so as to build a “good voice” image of 1.186 billion 95519 and provide better hotline services for customers. Furthermore, it also provides the service of “senior call priority access”, which has served more than 280 thousand el- telephone services in 2021 derly customers in 2021. The 95519 customer service special line provided a total of 1.186 billion telephone services in 2021. With 20 years of effort, China Life continuously improved the capacity of the 95519 hotlines: 2001 Nationwide opening of 95519 customer service hotline The opening of the short message, e-mail and letter services at one stroke broadens the single 2002 service mode of telephone; the launch of the IVR self-service voice navigation service improves the efficiency of customer self-service. “Mobile 95519” became a leading SMS platform in the insurance industry, providing customers 2007 with policy renewal payment reminders and other services. The launch of 21 telephone insurance policy services expands the scope of telephone handling 2014 services. 2015 “Micro return visit” was launched to meet the needs of customers for self-service. 95519 intelligent voice navigation was launched to improve the efficiency of customer self-service. 2017 Electronic notification and electronic return visits are launched to digitize customer service. Intelligent online customer service robot e-Bao and human customer service representatives have 2018 expanded the way of mobile Internet service. 2019 The intelligent outbound call was added to enrich outbound call methods. 2020 The electronic return visit was launched to enrich return visit methods. 2021 The 95519 customer service hotline opened a digital green channel for elderly customers. China Life’s Customer Communication Center has won the award of “the world’s best call center” issued by ICMI International Customer Management Institute three times. Since 2004, it has won many honors including the “China’s Best Customer Communication Center” issued by industry authorities for 17 consecutive years, the “2020 excellent service award”, “2020 top ten call center award (more than 1,000 seats)”, the silver award of “Asia Pacific excellent customer service award” and “China’s most innovative knowledge organization award” in 2021. China Life adheres to the service principle of providing excellent and considerate service and serving wholeheartedly. Honors received by the Customer Communication Center

Easy and flexible service at the counter China Life effected an overhaul on counter reservation service for customers to check cross-province services and not be limited service to deliver intelligent, self-service and make reservations via our app or on space. Customers can go to any China processes and prepare sufficient seats for WeChat public platform, so that customers Life service for their procedures without the customers. We improved customer service will not be assembled in our branches, need for a policy transfer. satisfaction by saving the time and effort forced to wait for a long time. We created of customers. We promoted the intelligent China Life Cloud-Based Operation to enable Case Special service for customers with special needs China Life made extensive efforts to create thoughtful counter service. We upgraded the service environment and simplified service procedures in 2,500 branches nationwide and launched special services for customers with special needs. For example, we arranged service representatives to queue up for senior customers and launched the “Protect the elderly” caring activity. We added reserved seats for the elderly and equipped our branches with presbyopic glasses, blood pressure meters, wheelchairs, etc. We also provide green channels and supportive service for customers with special needs to continuously improve customer experience. Value-Added Service for Greater Customer Privileges Case Immunity Boost Program In an active response to the Healthy China strategy, we pay continuous attention to the In 2021, the Company launched well-being of our customers. We organized the Immunity Boost program a series of mass sports and fitness activities to provide customers with live-to help prevent diseases. We launched the stream workout classes and Immunity Boost program, Jing-Mai Workout health lectures, as well as per-activities, 700 Health Walk fitness lectures sonalized tips for maintaining and Workout in 100 Cities short video contest. health. The program involved As of December 31st, 2021, these programs nearly 10 million customers in and activities involved more than 22 million 2021. participants. The Company also focuses on parent-child education. Following the latest trends in education, we upgraded our Little Painter program from a drawing competition to an aesthetic education system. We provided live-stream courses for more than 1.6 million parents and children, including Parenting at Ease, Little Speaker, Online Art Lectures, and Aesthetic Learning in Museums. Publicity of “immunity enhancement” program Time Limit for the Settlement of Claims China Life insisted on providing clients who sought insurance consultation or applied for claims with concrete and considerate services. In 2021, we put online the whole underwriting process ranging from new policy application to contract signing, and actively made claims for medical insurance and all types of non-medical insurance intelligent, effectively increasing the efficiency of claims settlement services. In 2021, China Life accumulated 19.11 million compensation cases, or 1 claim in less than 2 seconds; Over RMB 54.6 billion for claims settlement, with an average of around RMB 150 million in indemnity to clients every day; More than 6 million person-times of direct claims settlement services, with compensation, fulfilled at one-stage and immediately when clients left the court; Efficient claims settlement operations whose time limit for the settlement of small claims reaches 0.13 days; 87 emergencies rapidly handled by prioritizing clients’ concerns. Rapid Settlement China Life cared about its clients and days, and for insurance payment, it was Claim settlement rate actively promoted the service of “One- 48.4 days; the claim settlement rate was day Settlement for Critical Illness”. Clients 99.15%. We provided tens of thousands are eligible for claims over critical illness of clients with simple and efficient claims accessed “One-day Settlement” upon the settlement services in which nearly eli-reception of documents and enjoyed gible 170,000 clients enjoyed “One-day 99.15 % rapid settlement services once the diag- Settlement for Critical Illness” immedi-nosis was issued. Claims cases whose full ately upon diagnosis. The compensation process had been automated accounted amounted to over RMB 7.4 billion. for 73% of the Company. The time limit for payment of claims application was 1.30 Disaster Claims China Life made a quick response to more than 80 major emergencies in 2021, including the 4.30 extreme weather in Nantong (Jiangsu), torrential rain in Henan, earthquake in Yangbi County (Dali Prefecture, Yunnan Province) and in Maduo County (Guoluo Prefecture, Qinghai), etc, with RMB 4.5715 million settled as compensation in 97 flood cases in Zhengzhou (Henan) and RMB 1.5621 million settled for 47 cases in Shanxi flood. The compensation for these two events, altogether 144 cases, reached RMB 6.1336 million. Pandemic Claims China Life actively promoted “contact-less services” in claims settlement. Amid the pandemic, we initiated a 7×24-hour online claim application channel through which customers could apply for claims anytime and anywhere via WeChat, China Life Insurance Apps, sales agents among other ways. At the same time, the Company launched special claims services, proactively carried out client screening and inspection, simplified claims procedures and assigned special personnel to be in charge of the processing and approval of claims related to COVID-19 so as to fasten the speed.

Protecting Customer Rights China Life actively met various regulatory Procedures for the Consumer Rights Protec- The Company carried out all sorts of consumer requirements on the protection of con- tion Committee and Working Committee of rights protection education and publicity ac-sumer rights, integrated the protection China Life Insurance. As the unit leading the tivities to improve the awareness of consum-of consumer rights into all aspects of its work on customer rights protection in the er rights protection on a continued basis. In corporate governance, continuously built Company, the Consumer Rights Protection 2021, the Company set up a column for the consumer rights protection systems and Committee (hereinafter referred to as the popular science of financial knowledge on mechanisms, and promoted the effective “Consumer Committee”) is responsible for Life Insurance APP and a column of “Class-operation of various mechanisms for the the overall management, organization and room on Cloud for Consumer Rights Pro-protection of consumer rights. The Com- coordination of the Company’s consumer tection Education” on the official WeChat pany installed a series of institutional rules rights protection under the leadership of account. Besides, the Company actively or-for the protection of consumer rights such the corporate Party Committee and the ganized the education and publicity week as the Administrative Measures for the Pro- President’s Office. The Company convenes for consumer rights protection for March tection of Consumer Rights and Interests of regular meetings over consumer rights 15th, and the “Month for the Popularization China Life Insurance (Trial), further improved protection every year to fulfill its missions. and Promotion of Financial Knowledge to the Institutional Rules for the Protection of Meanwhile, the Company set up a working Tens of Thousands of Households to Create Consumer Rights and Interests for Coopera- committee and an office under the Con- Rational Investors and Financial Netizen tion Partners to China Life Insurance (Trial) sumer Committee, responsible for the daily with Good Behaviors”. A total of more than and the Mediation and Management of work of consumer rights protection and the 40,000 online and offline education activi-Client Complaints and Disputes for China Life implementation of various tasks related to ties were held throughout the year, touch-Insurance (Trial) and revised the Rules on the consumer rights protection. ing 150 million consumers. Case Education and Publicity Week for March 15th on Consumer Rights Protection To effectively protect the legitimate rights and interests of consumers and strengthen the popularization of consumer insurance knowledge, China Life actively carried out the Project of March 15th Education and Publicity Week for Consumer Rights Protection while meeting requirements concerning disease prevention and control. The Company continuously innovated publicity and education models, conducted internal training and education as well as publicity with a focus on “One Old and One Young” while engaging the middle group into education and publicity campaigns with concrete, targeted and enriched content. An all-around education and publicity model with a wide coverage has been installed and remarkable publicity results registered. At the same time, the Company actively leveraged online platforms and business outlets, and cooperated with local governments, social groups and media among other parties to integrate online and offline efforts, publishing a large number of original works and raising the awareness of consumers’ rights protection. The Company comprehensively carried out education and publicity campaigns of different forms, in various channels and on all fronts to enhance consumers’ sense of satisfaction and gain. the Campaign of Financial Knowledge Popularization China Life proactively collected client feed- client’s demands would be positively and complaints transferred from CBIRC in 2021 back, strictly observed the Measures on quickly answered. and its local offices; from the perspective Customer Complaint Management for China of business categories of complaints, sales Life Insurance, clarified specifications about The Company earnestly fulfilled its main disputes accounted for 45.2% and claims the customer complaint process, enhanced responsibilities and actively addressed disputes 12.4%; from the perspective of the accountability, supervision and assess- consumer complaints and disputes. Accord- regional distribution, 30.03% of complaints ment mechanism for processing customer ing to reports of the China Banking and were mainly concentrated in East China, complaints, further standardized conduits Insurance Regulatory Commission (CBIRC) 19.80% in Northeast China, and 14.29% in for customer complaint acceptance, and on consumer complaints about insurance North China. bettered handled customer complaints in consumption in the four quarter of 2021, a regulated manner, ensuring that every the Company received a total of 11,264 Process of Handling Customer Complaints 01 03 Customer Complaints Complaints via phone calls Complaints via visits Please call the customer Please check the nearest customer service at 95519 service center through the China Life Insurance App 04 02 Complaints on the China Complaints via letters Life Insurance App Please call the customer ser- Phone letters visits others Please scan vice at 95519 to inquire about calls the address of the company where your policy is located The complainant can apply for verification in writing Complaint acceptance within 30 days upon recei- ving the decision on hand- ling, and we will make a verification within 30 days For consumer complaints upon receiving the applica-with clear facts and simple Investigation and handling tion. disputes, we will make the handling and inform the complainant within 15 days from the date of receipt; it Apply to the superior unit for review Handling opinions can be extended to 30 days in writing if the situation is complicated, and it can be extended for another 30 days if the situation is particularly complicated or for other Reply to customer Objection special reasons. Close the case

Social Guardian China Life enthusiastically participated in and organized public welfare activities, fulfilled social responsibilities in poverty mitigation, provided assistance to students and the elderly, facilitated medical rescue campaigns, etc., giving full play to insurance to contribute to social stability and to be a warm insurance company. Serving the Society China Life paid active attention to social build brands of public welfare projects. The than 30,000 times. In 2021, the company charities. Under the guidance of the Vol- Company established more than 210 vol- donated RMB 70 million to China Life Charity unteer Management Measures of China Life unteer service teams with more than 6,000 Foundation. Insurance and Regulations on Public Welfare registered volunteers and offered volunteer Donations for China Life Insurance, the Com- services nearly 1,000 times as of December pany united and led young members to ac- 31st, 2021. The Company participated in tively provide volunteer services, striving to events to provide volunteer services more Case China Life with NYBO The 2021-2022 Tournament of Autumn Season for China Life—NYBO officially kicked into the start on October 15th, 2021. China Life signed a contract with NYBO to become its exclusive title sponsor for this new season, providing insurance services and coverage for participating players and thus addressing worries of parents and coaches about young players in the game. Case China Life Carried out the Project of Young Painters for 11 Consecutive Years China Life has carried out the project of Young Painters, a public welfare event, for 11 consecutive years. In 2021, the Company built a display stage for more than 2 million children’s families and invited artists and art education experts to help young painters to experience art. The Company also held many offline painting exhibitions across the nation and recommended excellent young painters to be part of CCTV’s children’s programs. In addition, China Life launched and promoted a public welfare project of “Art Back to the Mountain” to facilitate aesthetic education and enlightenment of rural children and provide rural children with long-term and high-quality aesthetic education. Artists went to Yunnan, Gansu and other places to carry out on-the-spot teaching, and they recorded 16 art enlightenment courses to guide children to discover the beauty of rural nature. Throughout the year, China Life provided aesthetic education courses and painting materials to 5,776 students in 12 primary schools in Sichuan, Yunnan, Xinjiang and Gansu. Case Excellent Volunteer Team of China Life The Volunteer Team of China Life Shenzhen Branch carried out the project “Caring for Students with Love”, a project to help students that have been organized for eight consecutive years. A total of 143 impoverished students have been funded, as of December 31st, 2021, the subsidy amounted to more than RMB 910,000. This project was selected by the Financial Work Council for CPC Central Committee into its volunteer services program. Case China Life’s Outstanding Young Volunteers Han Jiao from China Life Henan Hebi Branch participated in the rescue campaign in the extreme rainstorm in Henan (July 20th) and was awarded the title of “Excellent Individual Young Volunteer in China” by the Central Committee of the Communist Youth League and the China Young Volunteer Association. Lin Song, a salesperson from China Life Fujian Fu’an Branch, actively participated in the volunteer program of pandemic prevention and control, and won honors such as “Advanced Individual for Young Voluntary Service in the National Financial System against COVID-19” and “Outstanding Individual Award for Chinese Young Volunteers”. Fighting the Pandemic Since the outbreak of the pandemic, Chi- mote the vaccination roll-out, the Company In 2021, China Life responded quickly to na Life has been actively leveraging its developed and upgraded products such COVID-19 resurrection by immediately strengths in the insurance industry to as “Kangyi Worry-free Comprehensive Ac- launching its emergency plans, taking mul-vigorously contribute to the prevention cident Insurance for Vaccination” to cover tiple measures to build a strong prevention and control of the pandemic. The Compa- specific abnormal reactions after COVID-19 and control network, and making every effort ny expanded 52 long-term major disease vaccination. In 2021, its group insurance to ensure insurance services were in place products such as China Life Supplementary channel donated RMB 4.8285 million of a during the pandemic. It demonstrated its Product: China Life Blessing Insurance for total insured amount of RMB 221.725 bil- assumption of responsibilities in the pre-the Early Payment of Major Illnesses (the lion for medical and working staff on the vention and control campaign. Celebration Edition), and two short-term front line in the anti-pandemic campaign; insurance products including China Life it made a donation in cash and materials of Carefree Health Accident Insurance (Type A) RMB 395,000 for the fight against COVID-19; to cover COVID-19 infection as of December 38 cases of claims related to COVID-19 were 31st, 2021. To contribute to the prevention covered whose payment amount exceeded and control of the pandemic and pro- RMB 1. 6232 million. Case Volunteers to the Front Line in Communities the Color of Green Representing “China Life” Transformed into the Color of Red Representing Volunteers When the pandemic hit Xi’an, Shaanxi Province, in 2021, the physical examination center of its Xi’an Branch fully mobilized its professional advantages. All of its staff turned into community volunteers and actively worked on the front line, supporting multiple nucleic acid sampling stations, guiding the masses to do self-protection, and working for many days in a row to facilitate the testing process. They collected samples for over 10,000 people, ensuring smooth progress of nucleic acid testing in Xi’an. Party members and cadres of its Qianxian Branch in Xianyang City delivered emergency supplies such as instant noodles, disinfectants and masks to villages enlisted for rural revitalization and visited anti-pandemic personnel who stood firm in their positions. Its Yan’an Branch donated the “Safe Travel” comprehensive insurance policies to more than 40,000 medical staff, public security officers, township and community workers, volunteers and other front-line anti-pandemic personnel in 13 counties and districts in the city to support the anti-COVID campaign.

Practicing on Low-carbon Development China Life actively echoed the requirement of “Carbon Peak and Carbon Neutrality” proposed by CPC and the national government. The Company takes the initiative to propel the green transition of the economy, carrying out green operation, supporting green finance, practicing responsible investment and working with other stakeholders to cope with climate change. Environmental Targets for China Life Supporting environmentally-friendly campaigns and “Carbon Neutrality”.—Energy conservation and better resource—Low-carbon investment and serving the—Digital administration and championing a efficiency; green finance; low-carbon lifestyle. Energy Conservation and Consumption Reduction China Life strictly observed the Environmental Protection Law of the People’s Republic of China, Law on Energy Conservation of the People’s Republic of China among other laws and regulations and formulated the Interim Measures for Energy Conservation and Emission Reduction of China Life Insurance to reduce resources and energy consumption in its operation process. As a financial service institution, the Company does not have a significant negative impact on the ecological environment and natural resources by running its main business activities. China Life actively fulfilled its environmental responsibilities and goals in 2021 and carried out energy conservation and emission reduction to contribute to“Carbon Neutrality”. Type of Target Specific Targets and Measures Carrying out energy conservation and emission reduction for carbon emissions of Scope 1 and Scope 2 generated in its operation process, and gradually reducing carbon emissions: 1.Establishing an energy management ledger to strengthen the daily monitoring and management of energy consumption; 2.Adopting and promoting an automatic control system in buildings to minimize energy consumption under the premise of ensuring normal work in the office; 3.Prioritizing the purchase of new energy vehicles, and gradually phasing out traditional fuel vehicles with poor Greenhouse energy consumption performance; Gas Emissions 4.Actively building green data centers, renovating and optimizing data center facilities in a timely manner according to the actual production needs of the existing data centers, and adopting new technologies such as micro-modules in new data centers to continuously improve energy efficiency; 5.Enlarging the share of new energy sources in power generation such as wind, solar power, and hydroelectric power. For Scope 3 carbon emissions, it vigorously advocated for green office and green lifestyle, encouraging employees to reduce personal carbon footprint: 1.Carrying out low-carbon lifestyle champions and encouraging employees to reduce the use of disposable goods; 2.Improving online administration, reducing carbon emissions from business travel and commuting by introducing video conferences among other forms. Based on market demands, it actively carried out R&D for green finance products, and green investment and financing products, vigorously supporting the development of green industries. Strengthening water-saving publicity, encouraging the recycling of water, using water-saving appliances, and Water reducing water resources consumed by business operations. Better recycling and managing hazardous wastes and reducing the amount of non-hazardous wastes: 1. Hazardous wastes: Raising the utilization rate of electronic products, recycling wastes and reducing the Wastes amount of generated electronic waste. 2. Non-hazardous wastes: Promoting the saving of foods and opposing wastes, reducing food loss and waste, as well as the number of kitchen wastes. E-business: Better running every link for insurance business online and in an intelligent manner. Others Renewable energy: Transforming from conventional electricity to a higher proportion of electricity generated from renewables, and raising the share of new energy usage in electricity generation such as wind, solar power, and hydroelectric power. Highlights for China Life in Energy Conservation and Consumption Reduction Carrying out energy-conserving renovation of water and machine rooms in the headquarters buildings: Energy replacing all together 5 high-energy-consuming water pumps and auxiliary motors to raise the efficiency Conservation of pumps and reduce the energy consumption of motors; upgrading and renovating lighting fixtures in the Transformation headquarters buildings: replacing 200 sets of 75W metal halide lamps and 40 sets of 150W metal halide lamps with 24W energy-saving lamps and 40W LED lamps, which is expected to save 14.6kWH of electricity per hour. Practicing green, intensive and circular development featuring high efficiency and low carbon, the Company referred to requirements of building national green data centers to update its equipment in a timely manner Green so as to ensure an optimal level for the energy consumption of its data centers. Its Shanghai Data Center was Data praised as the “National Green Data Center” in 2020. In its daily operation, the Company insisted on raising Center energy efficiency, advancing technology and improving management. Creating an online signing platform. An online signing platform was established with quick access and the paperless signing of contracts for different sales teams as early as salesmen were engaged by the Company. Processing electronic sales files. Building e-archives for salesmen and tracking and storing changes in their information. Making the whole process of insurance application electronic. In the insurance application process, the Green Company introduced an “Intelligent Insurance Application” with a focus on two major users, clients and sales Sales partners. It deeply developed digital, scenario-based and social insurance application services, integrating over 30 front-end and back-end digital intelligence capabilities and relying on data + AI to reconstruct the insurance application value chain, for the purpose of making the whole process of customer insurance application—underwriting—double recordings—review—policy generation and delivery paperless online and intelligent. In 2021, its paperless insurance application rate reached 99%, the number of long-term electronic insurance policies hit 3.18 million, and its annually saved paper in insurance applications surpassed 1,343 tons. Continuously strengthening the application of financial technology in product R&D, financial payment and operational services among other links, and gradually transforming and upgrading conventional models such as paper-based operations. All links of preservation, claims, notification and financial payment are now fully online. The Company built an online intelligent operation system and saved 2,214 tons of paper in all aspects Green of its operation in 2021. Operation 1.In the step of preservation, its online self-service rate reached 88.16%, saving 1,510 tons of paper; 2.In the step of claim settlement, its online settlement took over 90%, saving 104 tons of paper; 3.In the step of notification, 20.63 million pieces of e-notification from clients were obtained, replacing paper authorization letters, which reduced about an annualized 30 million paper letters, or 600 tons of paper per year based on primary calculation. The Company sped up technological innovation, fully upgraded its technological structure, effectively supported over 130,000 users working remotely, and created a socialized enterprise collaboration model Digital for China Life. The Company provided employees and marketing partners at all levels with a whole new Administration experience of “working on the same platform featuring multi-screen interaction and communication without boundaries”. More than 280,000 video conferences of various types throughout the whole year were supported, and 320+ million online messages were pushed in real-time.

Low-carbon Investment China Life practiced responsible investment Rules for ESG/Green Investment of China Life for the purpose of better and fully fulfilling and served the development of green Asset (Trial), and built on its ESG investment ESG investment. China Life Asset not only finance. In 2021, the Company optimized management system on a continued basis. jumped to early opportunities and made its management system for responsible China Life Asset continuously improved actively plans to promote a batch of quality investm-ent, enhanced research on respon- its management system based on a green green investment projects, but also initiated sible invest-ment and strengthened its trans- investment list, clarified investment require- many industrial ESG indicators to serve as mission and implementation in allocation ments of positive and negative investment reference benchmarks for investors to prac-intentions. The Company introduced ESG lists, applied the rights of investors to active- tice the philosophy of ESG investment. evaluation into its decision-making process ly spur invested companies to improve en-for investment projects in another category vironmental performance and information and actively promoted the execution of disclosure, and incorporated ESG evaluation quality projects with ecological benefits into its decision-making process for projects and investment returns. In the whole year, related to bond and equity investment. In its green investment expanded by over RMB 2021, China Life Asset further built its ESG in-50 billion and its accumulated green invest- vestment team by equipping itself with pro-ment surpassed RMB 300 billion. fessionals corresponding to different sectors including strategic research and judgment, Accumulated green China Life Asset Management Company varieties of investment, product design and Limited (hereinafter referred to as “China Life risk management. It invited many leading investment surpassed Asset”), its main investment platform, con- organizations to share insights and practices tinued to deepen cooperation and exchang- about ESG and provided investment rees with international organizations such as searchers with business training so that they UNPRI, formulated the Fundamental Guiding could access experience and reference, all RMB 300 billion Name of the Invested Description of Project Contents Project Huadian Fuxin Energy is the only platform for the development and integration of new energy under Progressive Project for China Huadian Corporation, and a leading enterprise of power generation by new energy in China. With Huadian Fuxin Energy an investment of RMB 2 billion, the Company became the largest strategic investor and the third-largest shareholder for Huadian Fuxin. Equity Investment Project It cooperated with State Power Investment, Shenzhen Yunneng Fund Management and State Power of Clean Energy for China Investment Clean Energy Foundation Management to make a primary investment of RMB 6.8 billion in a Life and Stat-e Power limited partnership business of carbon neutrality equity (Phase I) (“Carbon Neutrality Foundation”) under Investment (Phase I) State Power Investment Clean Energy that specializes in clean energy investment. Carbon Neutrality Foundation obtained CCXGF certification at the highest level (G-1), becoming the first domestic investment foundation in green and low-carbon industries to win such a green certification. Index Name Description of Index On June 29th, 2021, China Life Asset and China Bond Appraisal Center released the first ESG bond index China Bond-China Life for domestic insurance asset management which combined the ESG evaluation system of China Bond Asset ESG Credit Debt Appraisal Center and credit research results of China Life Asset. The Company provides investors with Selected Index effective information on market prices so as to practice the concept of ESG investment. On November 25th, 2021, China Life Asset launched an ESG equity index, the first in the industry, which is China Securities China based on ESG index R&D capabilities of China Life Asset, the ESG evaluation system of China Securities, Life Asset ESG Green carbon emissions of A-share listed companies and green revenue data among other parameters. The Low- carbon Index Company aimed to serve as the reference benchmark for ESG investment in the A-share market. 100 Tackling Climate Change China Life deeply implemented strategies of “Carbon Peak and Carbon Neutrality” and conducted comprehensive climate risk evaluation and management based on suggestions made by the Task Force on Climate-related Financial Disclosures (TCFD) of the Financial Stability Board (FSB). In its established system to cope with climate change in 2021, the Company enhanced management and spotted opportunities from four perspectives, governance, strategy, risk identification, indexes and targets, completed the corporate annual climate change evaluation and drafted countermeasures for the next stage for products, operation and investment. Climate Risk Risk Risk Type Risk Description Countermeasures to Risks Factor Classification Extreme weather caused by climate change affects human disease morbidity, mortality, and the rate of accidental injury. Climate change is changing the occurrence, intensity and peri- The Company actively conducted data odicity of many types of climate-related events Acute Entity monitoring, tracked the revision and or hazards, e.g., the frequency of natural di-Risks and update of experience incidence data in Product sasters such as heavy winds, heavy rains and Chronic the insurance industry, evaluated risks of hurricanes, and environmental changes such Entity Risks changes in incidence rates and the feasi-as long-term temperature rises. These hazards bility of risk transfer via reinsurance. will pose a threat to the life and health of humanity. If the Company failed to pay attention to these changes timely, it would have an adverse impact on its product R&D. The Company’s operation and office build- The Company paid attention to climate ings, and data centers have been affected by risk assessment when choosing its office the weather. Rising sea levels could lead to a locations, and tried its best to ensure that higher frequency of storm surges and coastal its business can be operated remotely to flooding. If its premises and data centers were avoid the risks of halted operation in case located in areas of high vulnerability, extreme the working place was out of usage. At the weather events and frequent natural disasters same time, it continuously improved the Physical Acute Entity Operation could lead to destruction and financial loss in disaster recovery capability of data cen-Risks Risks its working places. At the same time, it is re- ters. On the existing basis, it expanded the lying more on data centers to provide clients construction of multi-active data centers with better services against the background in different places and continued to en-of informatization. If data centers faced hance disaster resistance of data centers, climate risks, the Company’s information se- ensuring business continuity, and reduc-curity and capabilities to provide clients with ing the risk of losses of corporate data and services would face greater challenges. information. The Company’s portfolio returns would be affected by financial losses if invested prod- The Company tracked changes in nation-ucts or businesses were exposed to climate al climate policies and regulations in a change, such as the damaging effects of timely manner,interpreting policies and Chronic Investment global warming on physical infrastructure, following up with the trend.It paid atten-Entity Risks coastal and northern communities, human tion to new industry in itiatives,optimized health, ecosystems and fishery. If the Compa- investment portfolios,and reduced the risk ny invested in projects in these categories, it of financial losses. would suffer from financial losses.

Climate Risk Risk Risk Type Risk Description Countermeasures to Risks Factor Description Adjustment to climate change-related in- The Company paid timely attention to surance and investment policy. As climate national policies and the latest regulatory change becomes a severe issue, the state em-requirements, interpreting major national phasizes that the insurance industry should development policies, developing green set a good example in addressing climate insurance, making the green and low-car-change by taking measures such as paying Law and Production and bon investment, adjusting the share of more attention to the development of clean Policy Investment investment in carbon-intensive industries, and low-carbon emerging industries in asset formulating diversified, comprehensive portfolios. If the Company failed to actively and responsible investment strategies, develop green insurance, alter investment optimizing and improving management, strategies, and actively make adjustments, it and lowering down the risk of non-com-would not be able to adapt to the national pliance. development requirements. Science and Operation Against the background of Dual Carbon Goals, The Company valued energy conservation Technology the Company is challenged by conserving and energy consumption reduction, and more energy and reducing energy consump- put its services online and made them tion in its business operation. As its business more intensive and intelligent via paper-grows, it develops and applies energy-con- less operation. In the working place, we serving and carbon-reducing technologies in enhanced requirements for the manage-operation, which would be beneficial to cut ment and control of energy consumption, Transition down its carbon emission, contributing to the further raising resource use efficiency Risks general trend of “Carbon Peak and Carbon by applying new technologies and en-Neutrality”. ergy-conserving lamps. The Company upgraded its online administration and file-sharing system to make OA more efficient. Market and Product and Clients and the market followed the Comp- The Company closely followed the mar-Reputation Operation any’s performance in tackling climate change. ket and industry changes and reflected Since coping with climate change, supporting on the connection between its business environmental protection and pursuing sus- and climate change constantly. It actively tainable development have become a global identified, monitored and managed risks consensus, more consumers and stakeholders and enriched product supplies according care about the Company’s climate action. to regulatory requirements. From the per-Ignorance in this respect will result in reputa- spective of addressing climate change, it tion risks and untimely adjustment will lead established and maintained brand assets to the loss of partially potential clients, com- and trust with stakeholders. By timely dis-promising stakeholders’ estimation about the closing corporate ESG progress, it installed Company’s market value. an image of a responsible brand. In 2021, the Company fully identified opportunities arising from climate change and incorporated them into daily management. Product Operation Investment Optimizing and enriching product Taking action responding to and Driving active response in socie-ty varieties; optimizing products and observing national policies and to climate change by making services; creating a positive image laws, including energy conserva- the investment, and contributing by advertising for the public bene- tion and consumption reduction to the national and social tran-fits; enhancing internal awareness in operation; paperless adminis- sition for green and sustainable of low-carbon; providing more tration; en-couraging employees development, including grasping clients with insurance services. to commute by public transport; opportunities in areas related to actively echoing national pol- green investment, adopting more icies and building up its good responsible investment strate-reputation; advocating for ac- gies and cooperating with both tions to mitigate climate change, the government and non-profit and fully participating in welfare organizations. projects against climate change.

03 Accumulation for China Life

Sound Governance China Life deeply understood the development requirements of a new era, continued to improve its corporate governance structure, carried out investor communication, strengthened information disclosure, and adhered to the operation in compliance with laws and regulations. Improve Corporate Governance China Life continuously strengthened its procedures, strengthened communication 2021, the Company held 2 general meetings corporate governance capabilities, im- with investors, and ensured that investors, of shareholders, 10 meetings of the board proved corporate governance structure, and especially small and medium ones, would of directors, and 6 meetings of the board of system, and raised operational efficiency. have equal access to corporate information. supervisors. The Company won the award The Company strictly observed local regu- Besides, the Company strictly followed rele- of “Best Board of Directors” for the first time latory provisions and listing rules, continu- vant rules of procedures and convened gen- at the 12th China Listed Company Investor ously enhanced the information disclosure eral meetings for shareholders, the board Relations Pegasus Award Event hosted by system, standardized information disclosure of directors and the supervisory board. In Securities Times. Shareholders Meeting Board of Supervisions Board of Directors Board Secretary Board Secretariate/Company secretary Risk Management Nomination and Strategy and Assets and Audit Committee and Consumer Connected Transactions Remuneration Liabilities Management Rights Protection Control Committee Committee Committee Committee Governance framework of China Life Communication with Investors China Life not only effectively commu- inquiries and keeping close contact with special training, and won recognition from nica-ted with investors with a rigorous investor groups via emails, telephones, and the Listed Companies Association of Beijing attitude and innovative thinking, but also the Internet. and other participants. strictly observed local regulations for listed companies, kept up with the pace of tech- China Life released key corporate news nological advance, constantly innovated in- and information to investors via its official vestor communication and service methods, WeChat account and mini-program to en-and continuously conducted efficient com- hance investor relations. During the report-munication with the capital market with a ing period, the Company won a number of focus on investor protection and mitigation honors such as the “Progressive Award for of the negative impact of the pandemic. Investor Relations” presented by the Hong The event were organized by Kong Investor Relations Association, and the China Life to release its annual, Four sessions of the event were organized “Best Investor Activities” presented by the In- semi-annual and quarterly by China Life to release its annual, semi-an- vestor Relations Magazine for its continued business performance nual and quarterly business performance progress in relations with investors. Thanks in 2021, participated by more than 2,600 to its outstanding practice in managing rela-analysts and investors both online and of- tions with investors, its cases were selected 4 fline. The number of online visits to event into the first Collection of Cases for Investor sessions broadcasts reached 35,000. The Company Relations Management of the Shanghai organized online non-deal roadshows, and Stock Exchange. As a result, the Company also held more than 170 online and offline was invited to special training for directors The number of online meetings throughout the year together and supervisors from listed companies held visits to event broadcasts with 1,500 investors and analysts. The Com- by the Beijing Association of Listed Compa- reached pany attended 46 domestic and overseas nies to share its experience in work related investors conferences, covering nearly 1,100 to investor relations. 445 directors, supervi-people. In addition, the Company paid at- sors, executives and staff from administra-tention to the protection of small and medi- tive organs of the board of directors for 203 35,000 um investors by actively responding to their listed companies in Beijing attended this Enhancing Information Disclosure China Life strictly adhered to laws, re- that information released is true, accurate, clear manner. In 2021, the Company won gula-tions, rules and self-regulatory re- complete, timely and effective. Guided by the 2020-2021 A-level evaluation results for quirements of various listing places and investors’ concerns and making continu- information disclosure of companies listed industries, and built a sound, effective and ous efforts to improve the transparency of on the main board of the Shanghai Stock feasible information disclosure manage- information disclosure, the Company has Exchange. ment system to continuously improve the conveyed its values to the market and inves-quality of information disclosure, ensuring tors in an easy-to-understand, concise and Operating in compliance with laws and regulations China Life has always upheld compliant China Life’s efforts in compliance have al- strives to build a corporate management operations strictly in line with laws and reg- ways been put under the leadership of the system that is effective in control, keeps pace ulations, as well as regulatory requirements Communist Party of China. In 2019, the Com- with the times, and has a complete system, and norms of CBIRC. The Company carried pany successfully incorporated provisions of so as to make its fundamental management out an in-depth campaign for the “Year to Party Building into its articles of association, more efficient and effective. Build up Internal Control and Compliance clarifying the leadership of the Party in cor-Management”, and clarified the responsibil- porate governance. Moreover, the Company ities of “Three Defense Lines” for compliance vigorously promoted the construction of an management, in order to strengthen its in- institutional management system, contin-ternal control and compliance management ued to carry out the project of “Institutional system. Its compliance management capa- Building, Reform and Abolishment” as a way bilities have been improved on a continued of actively promoting the iterative update basis. of its institutional system. The Company also

Sustainable Governance China Life has been consistently promoting the comprehensive risk management system, deeply intensifying efforts to improve Party conduct and clean government and strengthening supply chain management, to play its role of a ballast stone in the healthy development of the industry. Comprehensive Risk Management System Construction The Company is able to maintain The Company has always been perfecting China Life continuously raises the man-Level-A for the risk management system, strengthening age-ments’ attention to each kind of risk and risk management in major fields, and con- strengthens the overall leadership of the tinuing to innovate risk prevention and con- Risk Management Committee. Four meet-trol methods. The Company has launched ings for the Risk Management Committee 15 activities such as “Chaos Control on Life have been convened around the year, which Insurance Market” and “Construction Year of helps the resolution of these important consecutive quarters in Composite Internal Control Compliance Manage-ment”, issues one by one. The Company has been Risk Rating continuously improving the risk manage- strengthening the prediction and monitorment ability, and precisely achieving target ing for risks, formulating a comprehensive risk control in major fields. The Company is inspection between the overall risk manageable to maintain Level-A for 15 consecutive ment system and new regulations. quarters in Composite Risk Rating. Intelligent Risk Control Intelligent Early Warning Intelligent sales misinformation The Preliminary Construction of a General Risk Management System for Sales Risk identification system System By effectively using the technology China Life promoted the full ap- To build a toolbox for risk control, and of big data, artificial intelligence, pli-cation of the intelligent sales achieve control in one screen. The etc., the system could describe the misinforma-tion identification sys- building of risk data module and risk risk characters of the salesman in tem on the PC terminal + mobile indicator base helps build a center multi-dimensional ways, identify terminal, for the purpose of enabling for intensive risk monitoring and pre-high-risk personnel, point out sus- employees and sales personnel to dicting, analyzing, early warning and picious business, prevent and solve independently query and detect var- management. The set-up of a closed violation risks and strengthen the ef- ious training course ware and pro- management platform for overall fects of risk control on the salesman. motional materials. The system can risks has provided a risk management automatically identify and prompt platform for the workers in the head-illegal content, so as to achieve more quarters, province, city, and county. ti-mely and efficient risk prevention The Company has built an investment and control. risk management database, created an investment risk management information system, and improved the level of refined investment risk management. Preventing Illegal Fund-Raising According to the China Life Measures for the In 2021, China Life has deeply carried out for Short Video Challenge. It has also carried Administration of Preventing and Disposing risk culture training in multi-ways, proactive- out the activity of Month for Awareness of of Illegal Fund-Raising of China Life Insurance ly participated in the competition activity of Preventing Illegal Fund-Raising, organized Co., Ltd, the Company has taken solid steps ‘Come to Protect Your Money Bag’ held by each agency to shoulder the responsibility, to prevent illegal fund-raising, promoted the China Banking Regulatory Commission. and carried out each publicity activity by an intelligent monitoring model for illegal Thousands of videos were released by the closely linking to the theme of ‘learn and fund-raising in full scale, used big data whole system, with more than 1,200,000 use the law for you own sake, prevented and analyzing technology, and built an early views. Through the activity, the Company dealt with illegal fund-raising for everyone’. warning and evaluating system, to obtain highlighted brand image and raised the The measures enhanced the effectiveness targeted risk portray based on the salesmen, public’s awareness of preventing the risk of of the education for the public and continu-which locates the risk more accurately. illegal fund-raising. The Company has been ously enhanced the ability to the prevention rewarded the Excellent Organization Award from the source. Anti-money Laundering China Life continuously implements regu- thus further become the demonstrated en- tion and identification, built a competitive la-tory requirements and strictly performs terprise for anti-money laundering. system with a visualized, automotive and its duty of anti-money laundering. In 2021, intelligent analyz-ing process. In the aspect by focusing on the 8 main areas, China Life As for the anti-money laundering rules, Chi- of publicity, the Company has proactively has organized more than 120 times of onsite na Life has been continuing to perfect the carried out kinds of anti-money laundering inspections, fully increased the manage- relevant rules and regulations, refine work- activities. In 2021, the activities had been ment and control level for high-risk clients. flow and requirements, and intensify the popularized among 1,700,000 social public The Company built first-class risk files for standard ability. In the aspect of technology participants and 610,000 workers in the in-2,081 clients, and second-class risk files for use, the Company has taken steps from the surance industry. 7,573 clients. The moves have been highly view of preventing and controlling major recognized by regulators and the Company risks, actively promoted intelligent inspec- Developing Anti-corruption and Integrity The China Life has fully implemented the de- The Regulations on Handling Employee’s Vio- happened in the Company, which, however, cisions and arrangements of the CPC Central lation of Rules and Regulations of China Life, has been handled legally. Committee to govern the Party with strict continuing to improve the ability of daily discipline, strictly followed the internal reg- supervision and accountability. China Life has paid great attention to the ef-ulations, such as The Constitution of the Com- forts of anti-corruption culture and the-mat-munist Party of China, The Norms Regarding The Company has incorporated the building ic education. In 2021, the Company has car-Intra-Party Political Life In New Situation, The of integrity into daily operation. In March ried out the special training for anti-money Code of Integrity and Self-discipline of the 2021, it formulated and implemented the laundering for the Board of Directors, super-CPC, and The Regulation on Party Account- annual education work plan of Party con- visory board, and senior management, and ability, to deeply carry out the building of duct and clean government construction. also implemented the publicity and guide upholding integrity, comply with the central In September 2021, it released The Notice on training for all staff with The Regulations on Party leadership’s eight-point decision on the Investigation and Rectification of Condi- Handling Employee’s Violation of Rules and improving work conduct, and make effort tion in the Implementation of the Eight-Point Regulations of China Life. to improve Party conduct, enforce Party dis- Regulations of the CPC Central Committee and cipline and fight corruption. The Company organized the whole system to carry out. has been consistently improving documents In October 2021, it released The Implemen-on anti-corruption and anti-bribery systems. tation Method of the Clean Government Talk It has formulated The China Life Measures for on Leading Cadres of China Life (Trail) and the Administration of Complaint Reporting conducted conversations with the Secretary and Problem Clue of the Commission for Dis- and Deputy Secretary of the Commission cipline Inspection (Trial), The Implementation for Discipline Inspection, newly appointed Method for Talk Letter Inquiry Work for China leaders in general departments, officers of Life Discipline Inspection Commission (Trial), departments, and main leaders in the pro-The Measures of the Commission for Discipline vincial company. It also notified violations Inspection on the Trial of Cases for China Life timely and released alerts on major holidays. Discipline Inspection Commission (Trial), and In 2021, there was only one violation that Case Implementing Several Thematic Educations on Party Conduct and Clean Governance China Life has consistently implemented publicity and guidance on clean governance and organized related trainings. In 2021, it has organized 18 clean governance and warning educations released 9 notifications for typical cases and set up the courses of the Eight-Point Regulations of the CPC Central Committee among the class of newly promoted leaders. It also set up the course of clean governance for young leaders and took conversations with newly promoted leaders before their arrival. China Life has strictly followed The Rules for son to investigate the reporter’s information tion, hold for inquiry, inquiry, and deal with Handling Accusations by Disciplinary Inspec- privately, and any violators would be subject these clues which have been confirmed. tion and Inspection Authorities, improved to serious punishment as per the Company’s the protection for reporters, encrypted the regulations. According to the reported clues, personal information for complainants. The the Company would check the authenticity Company has forbidden any unit and per- by the Letter of inquiry, preliminary verifica-

Procurement Compliance Management China Life has been strictly carrying out sup- carried out the ESG management to the the purchase project type and amount. The ply chain management according to the law suppliers. The Company predicts the ESG ESG Executive Committee shall regularly and regulations including The Tender law of risks through the domestic and foreign risk inspect the list of ESG purchase projects ac-the People’s Republic of China. The Compa- identification method such as S&P ESG in- cording to the standards to lower the loss of ny has formulated a complete purchasing dustry risk research, and the projects which risk. process to strictly control the quality. The were identified with high risks would be st Company adheres to the principle of fair- reported to the ESG executive committee in As of December 31 , 2021, we have 20,941 ness to conduct business with its suppliers regular. The related ESG certificates would centralized suppliers registered. honestly, continuously improves the supply be submitted with the accessing process chain management rules, and regulates the of a supplier. The ESG performance of the management of suppliers. information safety, occupational health and safety, and the environmental management China Life has also extended its high at- of the supplier would be highly valued and ten-tion to the suppliers’ ESG management taken as the assessment factors. We set up and integrates the ESG evaluation criteria the mechanism for supplier withdrawal to into the whole process of supplier screen- make a sustainable supply chain and contin- Centralized suppliers registered ing, access, daily management and evalua- ue to implement the building of sustainable tion. The Company closely pays attention to supplier development. the sustainable development of its suppliers and formulates The Measures for ESG and China Life implements risk prediction stan-Social Responsibility Management of China dards on centralized suppliers and reinforc- 20,941 Life (Trail). Based on that, the Company es the ESG risk management by considering The number of centralized pro- The number of centralized procurement curement suppliers registered suppliers registered in the Chinese mainland 8,968 8,964 Centralized Suppliers Newly Registered in 2021 The number of centralized pro- The number of centralized procurement curement suppliers registered in suppliers registered overseas Hong Kong, Macao and Taiwan in China 2 2 Responsible Governance Based on the current ESG governance structure, we continuously enhance the effective control on key issues and improve the management rules to achieve the improvement of the ESG management. ESG Strategy Based on the long-term and solid foun- pany has made the ESG strategy goal to be country, society, industry, client, enterprise, dation, China Life has systematically an international first-class and responsible employee and environment. The Company programmed the major policies and key life insurance company. Based on the ESG has formulated The ESG & Social Responsi-direction, formulated the system, deeply strategy concept of “all for the people,care bility Strategy Plan (2021-2025), to carry out improved the ESG governance, to make the about life,create value,and servethe soci- the ESG management in three phases and ESG standards to be in line with internation- ety”, we have formulated the ESG & social improve the ESG governance to the leading al standards, regulate information disclo- responsibility strategy model combined position in the industry. sure, and help achieve the general strategy with three dimensions of environment, so-by improving the ESG governance.The Com- ciety and governance, which relates to the / Continuously embracing Society China Life ESG Strategy Model Three phases promotion of ESG strategy

56

ESG Management System

Based on the current ESG governance structure, China Life has further improved the governance duties to promote the effective operation of the system. In 2021, the ESG Committee has orderly implemented the ESG governance management according to *The Rules of Procedure for the China Life ESG Executive Committee*.

The ESG Executive Committee is the permanent ESG review and implementation body under the President's Office, and the Company conducts and carries out the decisions related to the ESG governance and regular work.


Board of Directors
Approval
Report
President's Office
Approval
Report
ESG Executive Committee
ESG Secretariat
ESG ExecutiveTeam

China Life ESG Governance Structure

China Life observed the listing regulations *The Environmental, Social and Governance Reporting Guide* and consultation document on *Listing Rules* released by HKEX, and *Guidelines on Environmental Information Disclosure of Listed Companies in Shanghai Stock Exchange*. China Life has also followed *The Articles of Association of China Life*, and *The Rules of Procedure for the China Life ESG Executive Committee*, and officially released *The China Life Measure of ESG & Social Responsibility Management (Trial)*, to identify the management scope, communicate with stakeholders, and confirm the major of ESG issues, and clearly arrange the detailed rules for the content, scope, and process of ESG information disclosure, laying a solid foundation for implementing the ESG practice.

ESG Risk Management System

In 2021, China Life has established the ESG risk management system. The top five ESG risks are, information security risk, climate change risk, corruption risk, human resource risk and clients relationship risk, and talent attraction and retention risk. We have formulated a corresponding management strategy for the risks mentioned above and updated the trends timely and orderly.

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The United Nations Sustainable Development Goals

China Life makes every effort to support the 17 United Nations Sustainable Development Goals, vigorously promotes rural vitalization, fully practices China's goal of "Carbon Peak and Carbon Neutrality", intensifies scientific and technological innovation, and serves the Belt and Road Initiative. The Company interprets the responsibility of the enterprise with practical actions.


Sustainable Development Goals
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SDG Achievement and Progress in 2021 The whole company carried out the rural vitalization and assistance for more than 1,000 villages, invested more than RMB 50 million, guided and tracked the completion of 116 key projects started in 2020. The Company undertook more than 200 major medical insurances, covering more than 1 No Poverty 350,000,000 people with compensation of nearly RMB 140 billion, which became a major supplement for basic medical insurance. 4 Quality Education The Company provided insurance for special groups such as the elderly, women and planned 10 Reduced Inequalities families. The Company offered insurance to more than 50,000,000 elder people with RMB 2.96 trillion, more than 31,000,000 people from a planned family with RMB 1.77 trillion and more than 10,000,000 women with nearly 1 trillion in cooperation with The Women Union. The Company organized more than 210 volunteer groups with more than 6,000 volunteers. Thousands of volunteer services were carried out with more than 30,000 persons engaged. The Company promoted employment and provided decent jobs for over 100,000 employees. 8 Decent Jobs and Economic Growth The Company provided 119 hours of training on average. The Company provided easy and efficient intelligent claim settlement service for customers. The 9 Industry, Innovation and Company provided a one-day compensation service of ‘diagnosis and compensation’ for nearly Infrastructure 170,000 customers who met the standard with compensation of over RMB 7.4 billion. 11Sustainable Cities and The Company carried out 54 customized commercial medical insurance projects in 15 provinces Comunities and cities accumulatively, covering more than 10,000,000 insurers. 16 Peace, Justice and Strong The Company donated insurance for the medical staff and workers in the front line of pandemic Institutions prevention and control. The total insurance premium reached RMB 4,828,500, and the total insurance coverage reached RMB 221.725 billion. Newly added green investment exceeded 50 billion, and the accumulative green investment exceeded 300 billion. 13 Climate Change The paperless insurance coverage rate of personal long-term insurance business reached 99.99%; about 1,343 tons of paper were saved. The Company actively built an online intelligent operation system and saved about 2,214 tons of paper in all links of operation. Table of KPI Economic Performance 2019 2020 2021 Premium Income (in RMB 100 million) 5,670.86 6,122.65 6,183.27 Total Assets (in RMB trillion) 3.73 4.25 4.89 EPS (Basic and diluted) (in RMB) 2.05 1.77 1.80 Net profits attributable to shareholders 2 582.87 502.57 509.21 (in RMB 100 million) Claim settlement payment (in RMB million) 127,919 133,340 136,502 Number of customers for maturity benefit payment 995,146 910,498 845,831 (person) Maturity benefit payment (in RMB 100 million) 256.39 242.37 217.20 2. In 2021,the company increased the capital of a wholly owned subsidiary of the company by 500 million yuan,and obtained 90.81% equity of the subsidiary.Since both parties are controlled by the group company before and after the merger,and the control is not temporary,so the merger is a merger under the same control.The company restated the financial statements of the group as of December 31st,2020 according to the financial statements of the merged party as of December31st,2021 obtained on the merger date.

Environmental Performance3 20194 20205 20216 Gasoline consumption of the fleet (L) 4,857,044.76 20,589,331.69 17,959,731.50 Gas consumption(cubic meters) 3,726,442.88 5,628,108.02 6,225,082.64 Coal consumption (kg) / 1,088,744.2 248,905.60 Diesel consumption (L) / 604,309.24 575,546.18 Liquefied petroleum gas (kg) / 262,592.65 440,375.95 Electric power consumption (kWh) 197,381,747.4 467,976,768.60 551,218,573.61 Purchased thermal consumption (GJ) / 5,825,015.22 4,564,593.37 Comprehensive energy consumption (ton of standard coal) 34,395.7 287,676.33 252,559.85 Comprehensive energy consumption density 0.46 3.49 2.94 (kg standard coal / RMB 10,000 revenue) Total greenhouse gas emission (tons) 142,055.71 1,104,841.23 1,062,662.36 Scope I (including greenhouse gas emissions from all fuel combustion) 22,837.13 61,770.86 56,112.28 (tons of carbon dioxide equivalent) Scope II (including greenhouse gas emissions from purchased electricity 119,218.58 1,043,070.36 1,005,642.51 used) (tons of carbon dioxide equivalent) Greenhouse gas emission density 1.91 13.39 12.38 (kg CO2 equivalent / RMB 10,000 revenue) Waste batteries (pieces) 69,671 673,105 646,607 Waste ink boxes (pieces) / 111,924 111,585 Waste toner cartridges (pieces) / 72,390 74,050 Electronic waste (tons) / 717.59 1,097.82 Kitchen garbage (tons) / 2,740.64 3,821.18 Other office waste (tons) / 2,601.45 2,812.84 Total office paper consumption (tons) 3,751.28 7,072.73 4,827.09 Total office water consumption (tons) 1,867,224.09 8,702,311.3 9,840,934.36 Water use density (kg / RMB 10,000 revenue) 25.06 105.49 114.63 3. The calculations were made according to the General Principles for Calculation of Comprehensive Energy Consumption (GBT2589-2020), Baseline Emission Factors for Regional Power Grids in China for 2019 Emission Reduction Projects and 2006 IPCC Guidelines for National Greenhouse Gas Inventories. 4. The range of environmental data for 2019 includes China Life headquarter and 26 owned properties. 5. In 2020, the scope of environmental data has been extended to China Life’s entire system, covering its headquarter and 36 branches, 2 insurance research institutes, research and development center, data Center and regional audit center. 6. In 2021, the scope of environmental data was the same as 2020. After adjustment, we retroactively updated some data in 2020. Social Performance 2019 2020 2021 Number of intellectual property rights obtained by the Company / 152 39 The number of new product development and upgraded product 102 237 160 Social insurance coverage (%) 100 100 100 Donate funds to China Life Charity Foundation (RMB 10,000) / / 7,000 The number of male staff (person) 44,155 44,336 43,998 The number of female staff (person) 58,095 58,167 57,461 The number of staff in mainland China (person) / 102,496 101,450 The number of overseas staff7 (person) / 7 9 The number of senior and middle management staff8 (person) / / 159 The number of general employees (person) / / 101,300 The number of salesmen (in ten thousand) 184.8 145.8 89 Total number of contracted employees (person) 10,250 10,1528 101,459 The number of employees aged under 35 (person) 42,110 47,953 38,494 The number of employees aged from 35 to 50 (person) 47,384 40,974 48,596 The number of employees aged over 50 (person) 12,756 13,576 14,369 The number of ethnic minority employees (person) / 6,431 6,486 Annual employee turnover rate(%) / / 2.78 Turnover rate of the male employee(%) / / 3.05 Turnover rate of the female employee (%) / / 2.55 Turnover rate of employees aged under 35(%) / / 5.68 Turnover rate of employees aged from 35 to 50(%) / / 1.09 Turnover rate of employees aged over 50(%) / / 0.30 7.Number of contract employees from Hong Kong, Macao, Taiwan and foreign countries working in the Chinese mainland. 8.Definition of middle and senior management: senior managers of the head office and members of the general manager office in provincial branches, excluding the full-time secretary of the Discipline Inspection Commission.

Social Performance 2019 2020 2021 Turnover rate of employees in mainland China(%) / / 2.78 Turnover rate of employees overseas(%) / / 0 Total amount of new employees(person) / / 3,894 The number of work-related death(person)9 / / 8 The rate of work-related death (%) / / 0.0078 The number of day lost due to work-related injury (day) / / 8,870.5 Training rate of the male employees (%) / / 100 Training rate of the female employees (%) / / 100 Average training hours for employees (hours) 128.1 111 119.00 Average training hours for the male employees ( hours) / 103 108.30 Average training hours for the female employees ( hours) / 127 125.97 Training rate of employees(%) 100 100 100 Training rate of new employees(%) 100 100 100 Training rate of senior and middle management employees(%) 100 100 100 General employee training rate(%) / / 100 Average training hours for senior and middle management employees (hours) 153.1 162.4 156.15 Average training hours for normal employees( hours) 127.5 105.3 113.09 The number of trainers in the system(person) 226,246 220,363 176,423 Network courseware 4,086 5,805 7,354 The number of people learning onlin (in ten thousand) 1,186.29 2,358.2512 2,914.5076 The number of people taking the online exam (in ten thousand) 91.62 189.11 272.85 Employee training and development expenses (in RMB 100 million) / / 1.776 The number of registered suppliers in centralized procurement 19,806 11,975 21,237 The number of new registered suppliers in centralized procurement / / 8,968 The number of new registered suppliers in centralized procurement in mainland China / / 8,964 The number of new registered suppliers in centralized procurement in Hong Kong, / / 2 Macao, and Taiwan China The number of new overseas registered suppliers in centralized procurement / / 2 9.Based on the nature and characteristics of the company’s business, we assess that health and safety is not a high-risk issue, so we have not established data statistics standards and processes in the past, and the data will be disclosed from 2021. ESG Index General Disclosure and KPIs Response Environmental A1: Emission General Disclosure P42-43 A1.1 The types of emissions and respective emissions data. P60 Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tons) A1.2 P60 and, where appropriate, intensity (e.g. per unit of production volume, per facility). Total hazardous waste produced (in tons) and, where appropriate, intensity (e.g. per A1.3 P60 unit of production volume, per facility). Total non-hazardous waste produced (in tons) and, where appropriate, intensity (e.g. A1.4 P60 per unit of production volume, per facility). A1.5 Description of emissions target(s) set and steps taken to achieve them. P42-43 Description of how hazardous and non-hazardous wastes are handled, and a A1.6 P42-43 description of reduction target(s) set and steps taken to achieve them. A2: Use of Resources General Disclosure P42-43 Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total A2.1 P60 (kWh in ’000s) and intensity (e.g. per unit of production volume, per facility). Water consumption in total and intensity (e.g. per unit of production volume, per A2.2 P60 facility). A2.3 Description of energy use efficiency target(s) set and steps taken to achieve them. P42-43 Description of whether there is any issue in sourcing water that is fit for purpose, A2.4 N/A water efficiency target(s) set and steps taken to achieve them. Total packaging material used for finished products (in tons) and, if applicable, with A2.5 N/A reference to per unit produced. A3: The Environment and Natural Resources General Disclosure P42-44 Description of the significant impacts of activities on the environment and natural A3.1 P42-44 resources and the actions taken to manage them. A4: Climate Change General Disclosure P45-47 Description of the significant climate-related issues which have impacted, and those A4.1 P45-47 which may impact, the issuer, and the actions taken to manage them.

General Disclosure and KPIs Response Social Employment and Labor Practices B1: Employment General Disclosure P30 Total workforce by gender, employment type (for example, full- or part-time), age B1.1 P61 group and geographical region. B1.2 Employee turnover rate by gender, age group and geographical region. P61-62 B2: Health and Safety General Disclosure P33 Number and rate of work-related fatalities occurred in each of the past three years B2.1 P62 including the reporting year. B2.2 Lost days due to work injury. P62 Description of occupational health and safety measures adopted, and how they are B2.3 P33 implemented and monitored. B3: Development and Training General Disclosure P31-32 The percentage of employees trained by gender and employee category (e.g. senior B3.1 P62 management, middle management). The average training hours completed per employee by gender and employee B3.2 P62 category. B4: Labour Standards General Disclosure P30 Description of measures to review employment practices to avoid child and forced B4.1 P30 labour. B4.2 Description of steps taken to eliminate such practices when discovered. P30 Operating Practices B5: Supply Chain Management General Disclosure P54 B5.1 Number of suppliers by geographical region. P62 Description of practices relating to engaging suppliers, number of suppliers B5.2 where the practices are being implemented, and how they are implemented and P54 monitored. Description of practices used to identify environmental and social risks along the B5.3 P54 supply chain, and how they are implemented and monitored. Description of practices used to promote environmentally preferable products and B5.4 P54 services when selecting suppliers, and how they are implemented and monitored. General Disclosure and KPIs Response B6: Product Responsibility General Disclosure P19-27 & P34-39 Percentage of total products sold or shipped subject to recalls for safety and health B6.1 N/A reasons. Number of products and service related complaints received and how they are dealt B6.2 P39 with. Description of practices relating to observing and protecting intellectual property B6.3 P27 rights. B6.4 Description of quality assurance process and recall procedures. N/A Description of consumer data protection and privacy policies, and how they are B6.5 P25 implemented and monitored. B7: Anti-corruption General Disclosure P53 Number of concluded legal cases regarding corrupt practices brought against the B7.1 P53 issuer or its employees during the reporting period and the outcomes of the cases. Description of preventive measures and whistle-blowing procedures, and how they B7.2 P53 are implemented and monitored. B7.3 Description of anti-corruption training provided to directors and staff. P53 Community B8: Community Investment General Disclosure P16-18 & P40-41 Focus areas of contribution (e.g. education, environmental concerns, labour needs, B8.1 P16-18 & P40-41 health, culture, sport). B8.2 Resources contributed (e.g. money or time) to the focus area. P16-18 & P40-41& P61

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